

13002690



QLT Inc.

2012 Annual Report to Shareholders

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 0-17082

QLT Inc.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**N/A**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
101 - 887 Great Northern Way, Vancouver, B.C., Canada	**V5T 4T5**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 707-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the common shares held by non-affiliates of the registrant (based on the last reported sale price of the common shares of U.S. $7.62, as reported on the NASDAQ Stock Market) was approximately U.S. $373,918,262.

As of February 18, 2013 the registrant had 50,602,104 outstanding common shares.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Company's definitive proxy statement (to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year end of December 31, 2012) for its annual meeting of shareholders, are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

Note regarding references to QLT

Throughout this Annual Report on Form 10-K (this "Report"), the words "we," "us," "our," "the Company" and "QLT" refer to QLT Inc. and our wholly owned subsidiaries, QLT Plug Delivery, Inc., QLT Therapeutics, Inc. and QLT Ophthalmics, Inc., unless stated otherwise.

Note regarding Currency and Accounting Standards

In this Report all dollar amounts are in U.S. dollars, except where otherwise stated, and financial reporting is made in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Note regarding Exchange Rates

The table below shows relevant exchange rates which approximate the noon buying rates in New York City as reported by the Federal Reserve Bank of New York for cable transfers expressed in Canadian dollars for the five most recent fiscal years of the Company.

	2012	2011	2010	2009	2008
High	$1.0417	$1.0605	$1.0776	$1.2995	$1.2971
Low	0.9710	0.9448	0.9960	1.0289	0.9717
Average	0.9995	0.9887	1.0298	1.1412	1.0660
Period End	0.9958	1.0168	1.0009	1.0461	1.2240

Note regarding Trademarks

The following words used in this Report are trademarks:

- Aczone® is a registered trademark of Allergan, Inc.
- Atrigel® is a registered trademark of TOLMAR Therapeutics, Inc.
- Eligard® is a registered trademark of Sanofi S.A.
- Qcellus™ is a trademark of Valeant Pharmaceuticals International, Inc.
- Visudyne® is a registered trademark of Novartis AG

Any words used in this Report that are trademarks but are not referred to above are the property of their respective owners.

QLT INC.
ANNUAL REPORT ON FORM 10-K
DECEMBER 31, 2012

Table of Contents

PART I

Item 1. BUSINESS

Overview

Corporate Restructuring

QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. On July 9, 2012, as a result of a comprehensive business and portfolio review by our Board of Directors, we announced a new corporate strategy and plans to restructure our operations in order to concentrate our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with the strategic restructuring of the Company, over the course of 2012 we completed a significant reduction in force of approximately 178 employees, or 83% of our work force. Currently, our remaining employees are principally focused on the development of QLT091001.

In connection with the restructuring, following the departure of Robert Butchofsky, the Company's former President and Chief Executive Officer, on August 2, 2012, the Board formed an Executive Transition Committee currently composed of Directors Jeffrey Meckler and Dr. John Kozarich to lead the Company until a permanent Chief Executive Officer is appointed. Jeffrey Meckler serves as Chairman of the Committee.

Sales of Assets and Discontinued Operations

Visudyne®

Until September 2012, our product portfolio included Visudyne®, which is a photosensitizer that we co-developed with Novartis for the treatment of wet age-related macular degeneration, the leading cause of blindness in people over the age of 50 in North America and Europe. On September 21, 2012, we entered into an asset purchase agreement with Valeant Pharmaceuticals International, Inc. ("Valeant") pursuant to which we sold to Valeant all of the Company's assets relating to Visudyne, our Qcellus™ laser and certain other photodynamic therapy intellectual property, for an upfront payment of $112.5 million and certain contingent consideration and pursuant to which Valeant generally assumed all post-closing liabilities related to such purchased assets. Under the asset purchase agreement, we are entitled to contingent consideration upon the receipt of the governmental authorization necessary for the commercial sale of the Qcellus laser in the United States equal to $5.0 million if the laser registration is received by December 31, 2013, $2.5 million if the laser registration is obtained after December 31, 2013 but before January 1, 2015 and $0 if the laser registration is obtained thereafter. Additionally, we are entitled to up to $5.0 million in each calendar year commencing January 1, 2013 (up to a maximum of $15.0 million in the aggregate) for annual net royalties exceeding $8.5 million received by Valeant under the PDT Product Development, Manufacturing and Distribution Agreement ("PDT Agreement") with Novartis, which we transferred to Valeant in connection with the asset purchase agreement, or from other third-party sales of Visudyne outside of the United States. Finally, under the asset purchase agreement, we will be entitled to a royalty on net sales attributable to new indications of Visudyne, if any should be approved. While we expect to receive at least some portion of the contingent consideration in the next several years, our receipt of the contingent consideration is dependent on Valeant's ability to obtain the laser registration, sales of Visudyne by Novartis and other third parties outside the U.S., and the approval of new indications of Visudyne, each of which is dependent on a number of factors and subject to risk. See "Item 1A. Risk Factors."

In connection with the sale of our Visudyne business, we entered into a transition services agreement with Valeant, pursuant to which we have been providing transition services to Valeant concerning most of the aspects of the Visudyne and Qcellus laser business. We have completed substantially all of our transition services with respect to Visudyne and the commercial sale of Visudyne, but we continue to assist Valeant with respect to obtaining FDA approval of the Qcellus laser through the premarket approval process, including manufacturing prototype lasers for testing in connection with the approval process. Depending on when regulatory approval is received with respect to the lasers, we may manufacture for Valeant a limited quantity of lasers for a certain period of time post-approval. We expect to complete the laser-related transition services, including manufacturing any commercial lasers, in the third quarter of 2013.

Punctal Plug Delivery Program

On December 24, 2012, we entered into an exclusive option agreement with Mati Therapeutics Inc. ("Mati"), a development company led by Robert Butchofsky, our former President and CEO, pursuant to which we granted Mati a

90-day option to acquire assets related to our punctal plug delivery system in exchange for $0.5 million. The option may be extended by Mati for up to three successive 30-day periods upon payment of an additional $0.1 million for each extension. Should Mati exercise the option, QLT and Mati will enter into an asset purchase agreement and, subject to the satisfaction of the conditions to closing contained therein, we will be entitled to a closing payment of approximately $0.8 million, potential payments upon the satisfaction of certain product development and commercialization milestones that could reach $19.5 million (or exceed that amount if more than two products are commercialized), a low single digit royalty on world-wide net sales of all products using or developed from the punctal plug delivery system technology and a fee on payments received by Mati in respect of the punctal plug delivery system technology other than net sales. See "Our Products in Development - Punctal Plug Drug Delivery System" below.

Eligard®

Our product portfolio also previously included the Eligard line of products approved for the palliative treatment of advanced prostate cancer. Eligard incorporates a luteinizing hormone-releasing hormone agonist, known as leuprolide acetate, with the Atrigel® drug delivery system. On October 1, 2009, we divested the Eligard® line of products to TOLMAR Holding, Inc. ("Tolmar") as part of the sale of all of the shares of our U.S. subsidiary, QLT USA, Inc. ("QLT USA"). Pursuant to the stock purchase agreement, we are entitled to future consideration payable quarterly in amounts equal to 80% of the royalties paid under the license agreement with Sanofi Synthelabo Inc. ("Sanofi") for the commercial marketing of Eligard in the U.S. and Canada, and the license agreement with MediGene Aktiengesellschaft ("MediGene"), which, effective March 1, 2011, was assigned to Astellas Pharma Europe Ltd. ("Astellas"), for the commercial marketing of Eligard in Europe. The estimated fair value of the expected future quarterly payments is reflected as Contingent Consideration on our Consolidated Balance Sheet. We are entitled to these quarterly payments until the earlier of our receipt of aggregate contingent consideration of $200.0 million or October 1, 2024. As of December 31, 2012, we had received an aggregate $123.3 million of contingent consideration. While we expect to receive the full amount of contingent consideration in the next two to three years, our continued receipt of contingent consideration under the stock purchase agreement is dependent upon sales of Eligard by Sanofi and Astellas, which could vary significantly due to competition, manufacturing difficulties and other factors. See "Item 1A. Risk Factors."

Return of Capital

In connection with the strategic restructuring, our Board of Directors has authorized a return of $100.0 million in capital to shareholders as soon as practicable. On October 2, 2012, we commenced a normal course issuer bid to repurchase up to 3,438,683 of our common shares, being 10% of our public float as of September 26, 2012, over a 12-month period. The share repurchase program was implemented pursuant to an automatic share purchase plan, in accordance with applicable Canadian and U.S. securities legislation. All purchases are to be effected in the open market through the facilities of the Toronto Stock Exchange or NASDAQ Stock Market, and in accordance with regulatory requirements. All common shares repurchased will be cancelled. As of February 18, 2013, total repurchases under this program were 3,154,843 common shares at an average price of $7.85 per share, for a total cost of $24.8 million. The Board is currently evaluating a number of other options to most efficiently and effectively implement the return of capital.

Research and Development

In 2012, our research and development efforts were focussed on two programs: QLT091001 and our punctal plug delivery system. Currently, we are focusing our research and development efforts solely on QLT091001.

QLT091001 orphan drug program for the treatment of Leber Congenital Amaurosis and Retinitis Pigmentosa. We are currently conducting Phase Ib clinical proof-of-concept studies of QLT091001, a synthetic retinoid replacement therapy for 11-*cis*-retinal, a key biochemical component of the visual retinoid cycle, in patients with Leber Congenital Amaurosis ("LCA") and Retinitis Pigmentosa ("RP"). Positive preliminary results from our initial Phase Ib clinical proof-of-concept study were reported for the 14 subject cohort of LCA patients in 2011 and for the 17 subject cohort of early-onset RP patients in March 2012. This study is now completed and we are in the process of preparing the final study report.

A retreatment study in LCA and RP subjects is ongoing to provide retreatment for these subjects, as needed, in order to examine the safety, efficacy and tolerability of repeat dosing cycles of QLT091001 administered over seven days. Studies are also ongoing to further evaluate the safety and tolerability of QLT091001. Our clinical team, led by Dr. Sushanta Mallick, continues to further evaluate current study designs, dose ranging and safety of the drug, and expects to meet with the U.S. Food and Drug Administration ("FDA") by the end of the first quarter of 2013 to discuss the most prudent development path for QLT091001. Until such time as this FDA meeting is concluded, the minutes from it are reviewed, and a subsequent end of Phase II meeting is completed with formal guidance provided by the FDA, we do not expect to provide timelines for potential pivotal trial initiation(s).

QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the *LRAT* and *RPE65* genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the European Medicines Agency ("EMA"). The drug has also been granted two Fast Track designations by the FDA for the treatment of LCA and RP due to inherited mutations in the *LRAT* and *RPE65* genes. In May 2011, the United States Patent and Trademark Office issued Patent No. 7,951,841, a key patent related to this program, covering various methods of use of QLT091001 in the treatment of diseases associated with an endogenous 11-cis-retinal deficiency, expiring on July 27, 2027, including the period of Patent Term Adjustment. See "Our Products in Development – QLT091001 – Synthetic Retinoid Program" below.

Punctal Plug Drug Delivery System for the treatment of Glaucoma. Our minimally invasive punctal plug drug delivery system is in the Phase II stage of development to evaluate the delivery of drugs topically to the eye through controlled sustained release to the tear film. The first product candidate targets the treatment of glaucoma and ocular hypertension through the sustained delivery of latanoprost in our punctal plug delivery system ("L-PPDS"). On October 24, 2012, we announced data from our two Phase II L-PPDS clinical trials designed to evaluate the safety, efficacy and duration of effect of the L-PPDS, including assessment of the effect of tearing, latanoprost dosage and the single versus double plug approaches. See "Our Products In Development – Punctal Plug Drug Delivery System" below. On December 24, 2012, we entered into an exclusive option agreement with Mati pursuant to which we granted Mati a 90-day option to acquire assets related to our punctal plug delivery system. See "Sales of Assets and Discontinued Operations" above.

Our Products in Development

We commit significant resources to research and development opportunities in the field of ophthalmology. The following table sets forth the stage of development of our technology:

Product/Indication	Status/Development Stage
QLT091001	
Leber Congenital Amaurosis (LCA) and Retinitis Pigmentosa (RP)	Phase Ib study completed in 2012. Phase Ib retreatment study ongoing.
Retinitis Pigmentosa (RP) with autosomal dominant mutation in RPE65	Phase Ib study ongoing.

QLT091001 - Synthetic Retinoid Program

We are developing QLT091001, a synthetic retinoid compound for the potential treatment of certain inherited retinal degenerative diseases.

Under the terms of a co-development agreement we entered into with Retinagenix LLC ("Retinagenix") in April 2006, we obtained an exclusive, worldwide license and sub-license under certain intellectual property rights owned by Retinagenix or licensed to Retinagenix by the University of Washington, related to the synthetic retinoid compound under development, and are responsible for using commercially reasonable and diligent efforts to develop and commercialize in certain major markets and other markets as we reasonably determine, one or more products covered by the licensed rights or developed using such licensed rights for use in diagnosing, treating or preventing certain human diseases and conditions. We are also responsible for committing certain annual funding to support research and development of such products.

Milestone and Royalty Obligations; Term

Pursuant to the co-development agreement, Retinagenix is eligible to receive, in the case of the first target indication for such products, $1.0 million upon initiation of the first pivotal trial and up to a total of an additional $11.5 million upon the achievement of other specified development or regulatory milestones and, for each of up to two additional indications, up to a total of $9.0 million upon achievement of specified development or regulatory milestones. If we commercialize such products, we will also pay Retinagenix royalties of between 4% and 6% of net sales, subject to reduction under certain specified circumstances. Retinagenix is also eligible to receive up to a total of $15.0 million upon achievement of specified cumulative sales milestones for such products. The term of our co-development agreement with Retinagenix expires on the later of the expiration of 10 years after first commercial sale of licensed products, or the expiration, lapse or abandonment of all licensed patents. Retinagenix can terminate the agreement earlier if we fail in any material respect to meet our diligence requirements, and we may terminate the agreement for convenience. Each party may terminate the agreement for uncured material breach by the other party.

Initial Target Indications

Leber Congenital Amaurosis and Retinitis Pigmentosa. LCA and RP are inherited, progressive, retinal degenerative diseases that arise from genetic mutations of enzymes or proteins required in the biochemistry of vision. LCA is characterized by abnormalities such as roving eye movements and sensitivity to light, and manifests in severe vision loss from birth. Both rod and cone photoreceptors are affected in LCA. Eye examinations of infants with LCA reveal normal appearing retinas; however, low level of retinal activity, measured by electroretinography, indicates very little visual function. RP is a set of hereditary retinal diseases demonstrating clinical features similar to LCA. RP is also characterized by degeneration of rod and cone photoreceptors, but it presents with a more variable loss of vision in late childhood to adulthood. Deficits in dark adaptation and peripheral vision are particular hallmarks of RP. LCA and RP diseases result from genetic mutations, including retinal pigment epithelium protein 65 (*RPE65*) or lecithin:retinol acyltransferase (*LRAT*), which result in an inadequate production of 11-*cis*-retinal, an essential component of the visual retinoid cycle. QLT091001 is a replacement therapy for 11-*cis* retinal.

QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the LRAT and RPE65 genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. These designations provide market exclusivity in the applicable jurisdiction after a product is approved for 10 years in the EU and seven years in the U.S., respectively. Orphan drug designation in the EU can also provide an additional two years of market exclusivity for pediatric orphan drug designated drug products. QLT091001 has also been granted two Fast Track designations by the FDA for the treatment of the LRAT and RPE65 genetic mutations in both LCA and RP. The FDA's Fast Track is a process designed to facilitate the development and expedite the review of drugs that are intended for the treatment of serious diseases and fill an unmet medical need. See "Government Regulation - Orphan Drug Regulation" and "Government Regulation - Fast Track Designations" below.

Current Treatment. There are no FDA or EMA approved therapeutic treatments for LCA or RP.

Potential Patient Populations. Given the very low prevalence in these ultra-orphan drug indications, there is limited epidemiological data available to determine definitively the potential patient population for treatment with QLT091001. According to epidemiological estimates, LCA affects approximately one in 81,000 newborns worldwide, of which approximately 10% carry the inherited deficiencies of either *RPE65* or *LRAT.* Based on market research, we estimate the treatment-eligible LCA patient population for QLT091001 at 1,000 to 2,000 patients worldwide. RP is currently estimated to affect at least 300,000 individuals worldwide, of which approximately 20% - 30% are autosomal recessive (arRP). It is currently estimated that less than 3% of autosomal recessive RP patients carry the inherited deficiencies of either *RPE65* or *LRAT.* Thus, the potential treatment eligible RP patient population for QLT091001 is currently estimated to be 2,000 to 3,000 patients worldwide.

LCA and RP Phase Ib Study. We have completed a Phase Ib open-label clinical proof-of-concept trial to evaluate the safety profile and effects of a single seven-day course of treatment with QLT091001 on various parameters of retinal function and quality of life in patients with LCA and RP due to inherited deficiency of *RPE65* (autosomal recessive) or *LRAT.* In the study, LCA and RP subjects received daily oral doses of QLT091001 for seven days with post-treatment follow-up at regular intervals for as long as visual function or subjective improvements were observed or until the patient was enrolled in a retreatment protocol.

The study evaluated changes in several visual function parameters, including best-corrected visual acuity ("VA") and visual field ("VF") over the duration of the treatment and post-treatment follow-up. Visual acuity measures the acuteness or clearness of an individual's central vision, expressed in the study as number of letters or number of lines read on a visual acuity eye chart. Visual field measures an individual's entire scope or width of (central + peripheral) vision, expressed in the study as retinal areas. Peripheral vision is important in day-to-day mobility, whereas central vision reflects the ability to read and do fine vision work. Various medical conditions such as LCA, RP and glaucoma are characterized by debilitating loss of visual field. Positive preliminary results from our Phase Ib clinical proof-of-concept study were reported for the 14 subject cohort of LCA patients in May and October 2011 and for the 17 subject cohort of early-onset RP patients in March 2012. The database is now closed and we are in the process of preparing the final study report.

LCA and RP Retreatment Study. A retreatment study in LCA and RP subjects is ongoing to provide retreatment for subjects treated in the initial Phase Ib open-label study, to examine the safety, efficacy and tolerability of repeat dosing cycles of QLT091001 administered over seven days.

Study in RP subjects with autosomal dominant RPE65 mutation. RP is genetically heterogeneous and can be inherited in an autosomal recessive (AR), autosomal dominant (AD), or X-linked manner, with rare digenic and mitochondrial forms. Previously, all reported mutations in RPE65 were associated with recessive RP or LCA. Recently, however, a dominant-acting mutation in RPE65 was reported. In order to investigate the safety, tolerability and efficacy of oral QLT091001 as a novel treatment for RP subjects with an autosomal dominant mutation in RPE65, an open-label, Phase 1b, proof-of-concept study was initiated. This study will evaluate the safety and treatment effects of a single course (once-daily for seven days) of oral 40 mg/m^2 QLT091001 in approximately five to six RP subjects with an autosomal dominant mutation in RPE65.

Current Development Status. Studies are also ongoing to further evaluate the safety and tolerability of QLT091001. Our clinical team, led by Dr. Sushanta Mallick, continues to further evaluate current study designs, dose ranging and safety of the drug, and expects to meet with the FDA by the end of the first quarter of 2013 to discuss the most prudent development path for QLT091001.

Punctal Plug Drug Delivery System

Our proprietary punctal plug drug delivery technology is a minimally invasive drug delivery system we have been developing with the goal of delivering a variety of drugs to the eye through controlled sustained release to the tear film. The platform technology builds upon a well-known ocular device, punctal plugs, which are placed in the tear duct, or punctum, of the eye in a relatively simple and minimally invasive office procedure routinely performed by an ophthalmologist or optometrist. Punctal plugs have been traditionally used to block the drainage of tears in patients with dry eye syndrome.

Milestone and Royalty Obligations

We acquired the punctal plug drug delivery technology as a result of the acquisition of ForSight Newco II, Inc. ("ForSight") by our U.S. subsidiary, 3088923, Inc., pursuant to the terms of a merger agreement dated October 8, 2007. Under the terms of the merger agreement, we have agreed to use commercially reasonable efforts to develop and commercialize in certain major markets a specified number of punctal plug products claimed under the patents we acquired in the ForSight acquisition and from which pharmaceutical preparations are delivered to the eye. We have also agreed to pay the former ForSight stockholders certain milestones, royalties and other payments, dependant upon development and commercialization success and certain other transactions involving the punctal plug products.

Option Agreement with Mati Therapeutics

On December 24, 2012, we entered into an exclusive option agreement with Mati pursuant to which we granted Mati a 90-day option to acquire assets related to our punctal plug delivery system, including an assignment of our rights and obligations under the merger agreement with ForSight described above, in exchange for $0.5 million. The option may be extended by Mati for up to three successive 30-day periods upon payment of an additional $0.1 million for each extension. Should Mati exercise the option, QLT and Mati will enter into an asset purchase agreement and, subject to the satisfaction of the conditions to closing contained therein, QLT will be entitled to a closing payment of approximately $0.8 million, potential payments upon the satisfaction of certain product development and commercialization milestones that could reach $19.5 million (or exceed that amount if more than two products are commercialized), a low single digit royalty on world-wide net sales of all products using or developed from the punctal plug delivery system technology and a fee on payments received by Mati in respect of the punctal plug delivery system technology other than net sales.

Punctal Plug Delivery System for the Treatment of Glaucoma

Latanoprost for Glaucoma and Ocular Hypertension. The first product candidate targets the treatment of glaucoma and ocular hypertension through the sustained delivery of latanoprost, a prostaglandin analog, in our punctal plug delivery system ("L-PPDS").

Travoprost for Glaucoma. In May 2012, we received approval from the FDA for an investigational new drug application to enable development of a second glaucoma product candidate, travoprost, in our punctal plug drug delivery system ("T-PPDS").

Punctal Plug Drug Delivery System. Our goal has been to develop a punctal plug drug delivery system that provides an effective, convenient and reliable treatment alternative to eye drops for glaucoma patients that could ultimately improve patient compliance with their medication and hence the long-term outcome for their disease. In addition to development of the L-PPDS and T-PPDS, we have engaged in ancillary development activities to optimize the final punctal plug delivery product, including development of an insertion tool to simplify the in-office insertion procedure for ophthalmologists and optometrists and a simple home-use detection system that would allow patients to confirm the presence of the punctal plugs between office visits.

2012 L-PPDS Phase II Clinical Trials. In 2012, we conducted two L-PPDS Phase II clinical studies, PPL GLAU 12 and PPL GLAU 13, in subjects with open-angle glaucoma or ocular hypertension. The studies were designed to address questions raised from the L-PPDS Phase II trial completed in 2011, including assessment of the effect of tearing, latanoprost dosage and the single versus double plug approaches, and to evaluate longer duration of sustained release. The two studies involved the simultaneous placement of punctal plugs in both the upper and lower puncta for delivery of a daily drug amount with a goal of enabling clinically significant, sustained intraocular pressure (IOP) lowering effects and comparable clinical outcomes to those of currently marketed daily prostaglandin eye drops. On October 24, 2012, we announced that results from these two studies demonstrated positive trends (with statistically and clinically significant findings) on the efficacy and safety of the L-PPDS in these subjects.

Current Development Status. Development work on the L-PPDS and T-PPDS programs has been suspended pending the outcome of our strategic process.

Manufacturing

As a result of the sale of Visudyne, our only commercial product, to Valeant in September 2012, we no longer contract with third parties to manufacture and supply any commercial products. Pursuant to the transition services agreement we entered into with Valeant, however, we are responsible for the manufacture of a small number of prototype Qcellus lasers for use in connection with obtaining regulatory approval of such laser. Depending on when regulatory approval is received with respect to the laser, we may assist in the manufacture of a limited quantity of lasers for a certain period of time post-approval. We expect to complete the laser-related transition services, including manufacturing any commercial lasers, in the third quarter of 2013.

In connection with our development of QLT091001, we utilize a small number of third party contractors to manufacture and supply certain materials, API and drug product and expect to continue to do so for our commercial needs.

We and our contract manufacturers are subject to the FDA's current Good Manufacturing Practices ("cGMP") regulations and other rules and regulations prescribed by regulatory authorities outside the U.S.

Product Sales, Marketing and Distribution

Prior to the sale of Visudyne in September 2012, we operated a small U.S.-based marketing, sales and distribution organization through our wholly-owned U.S. subsidiary, QLT Ophthalmics, Inc. ("QOI"). With the completion of our transition services related to the commercial sale of Visudyne in January 2013, we no longer employ sales or marketing personnel.

Financial Information about Segments and Geographic Areas

We operate in one segment and the geographic information required herein is contained in Note 16 - Segment Information in Notes to the Consolidated Financial Statements and is incorporated by reference herein.

Patents, Trademarks and Proprietary Rights

We seek to protect our proprietary technology by obtaining patents to the extent we consider it advisable, and by taking contractual measures and other safeguards to protect our trade secrets and innovative ideas. We currently own or have acquired rights to a number of patents and patent applications for the technologies utilized in our products in development in the U.S., Canada and other jurisdictions.

Our policy is to file patent applications on a worldwide basis in those jurisdictions where we consider it beneficial, depending on the subject matter and our commercialization strategy. The most significant patents owned or licensed by us are described below.

QLT091001 - Synthetic Retinoid

Pursuant to our co-development agreement with Retinagenix, we have an exclusive, worldwide sub-license to patents and patent applications relating to various synthetic retinoids and uses thereof, including in the treatment of LCA and RP. These patents and patent applications are owned by the University of Washington, which has licensed the patents and patent applications to Retinagenix, and are sub-licensed to us by Retinagenix. On May 31, 2011, the United States Patent and Trademark Office issued Patent No. 7,951,841, a key patent related to this program, covering various methods of use of QLT091001 in the treatment of diseases associated with an endogenous 11-*cis*-retinal deficiency, expiring on July 7, 2027, including the period of Patent Term Adjustment. This patent is owned by the University of Washington and is exclusively sub-licensed to us through our co-development agreement with Retinagenix.

Additional patents and patent applications exclusively sub-licensed to us through our co-development agreement with Retinagenix will expire between 2024 and 2029, not including any possible patent term extensions or adjustments that may be available. These patents and patent applications include additional methods of use patents and patent applications, directed to uses of synthetic retinoids, including QLT091001.

The molecule in QLT091001 is not eligible for composition of matter protection per se, as it was previously known in the scientific community. To further expand and strengthen our intellectual property portfolio, we have filed and continue to file additional patent applications on synthetic retinoids, pharmaceutical formulations thereof, methods of using and dosing synthetic retinoids, including QLT091001, in those jurisdictions where we consider it beneficial, depending on the subject matter and our commercialization strategy. Those patent applications, if issued, will expire between 2029 and 2033, not including any possible patent term extensions or adjustments that may be available. If QLT091001 is approved by the FDA and the EMA for marketing in the U.S. and EU, we plan to apply for any patent term extensions and regulatory exclusivities that are available to us under applicable law. See "Government Regulation - Market Exclusivity" and "Government Regulation - Additional Regulatory Issues" below.

In addition to any protection our patent portfolio may offer, QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the LRAT and RPE65 genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. If a drug is ultimately approved as an orphan drug, it receives an extended period of market exclusivity, subject to certain limitations based on the jurisdiction. See "Government Regulation - Orphan Drug Regulation" below.

Punctal Plug Drug Delivery System

In connection with our acquisition of ForSight Newco II, Inc. (now named QLT Plug Delivery, Inc.) in October 2007, we acquired a number of patent applications covering different aspects of the punctal plug technology, including punctal plug designs and devices, methods of making punctal plugs and uses thereof for delivering therapeutic drugs to the eye for treating eye diseases, including glaucoma. Patents issuing from these patent applications will expire between 2024 and 2028, not including any possible patent term extensions or adjustments that may be available. We have filed additional patent applications on punctal plugs and devices, methods of manufacturing punctal plugs and uses thereof in those jurisdictions where we have considered it beneficial, depending on the subject matter and our commercialization strategy. If Mati exercises its option with respect to the punctal plug program, these patents and patent applications will be transferred to Mati pursuant to the asset purchase agreement that the parties intend to enter into upon exercise.

Other Patents, Trademarks and Proprietary Rights

In addition to patent protection, we also rely on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in our product areas.

We require our potential business collaborators, investigators, employees and consultants who might have access to or be provided with proprietary information to sign confidentiality agreements.

We have included information about risks and uncertainties relating to protection of our proprietary information under "Item 1A. Risk Factors."

We own registered trademarks in the U.S. and Canada and in other jurisdictions.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Our competitors include major pharmaceutical and biopharmaceutical companies, many of which have financial, technical and marketing resources significantly greater than ours and substantially greater experience in developing products, conducting preclinical and clinical testing, obtaining regulatory approvals, manufacturing and marketing. In addition, many biopharmaceutical companies have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with our products. Academic institutions, government agencies and other public and private research organizations also are conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. The existence of these products, or other products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by us. For example, we are aware of a retinal implant developed by Second Sight Medical Products Inc. to treat late stage RP, which received FDA approval under a Humanitarian Device Exemption in February 2013.

Government Regulation

The research and development, preclinical studies and clinical trials, and ultimately, the manufacturing, marketing and labelling of our products, are subject to extensive regulation by the FDA and other regulatory authorities in the U.S. and other countries. The U.S. Food, Drug and Cosmetic Act and its regulations govern, among other things, the testing, manufacturing, safety, efficacy, labelling, packaging, storage, record keeping, approval, clearance, distribution, export and import, advertising and promotion of our products. Preclinical studies, clinical trials and the regulatory clearance and approval process can take years and may require the expenditure of substantial resources. If regulatory approval or clearance of a product is granted, the approval or clearance may include significant limitations on the indicated uses for which the product may be marketed.

FDA Regulation - Approval of Drug Products

Under U.S. law, our QLT091001 product in development will be regulated as a drug and our punctal plug drug delivery system will be regulated as a drug/device combination product. The steps ordinarily required before a drug, or certain kinds of drug/device combination products, may be marketed in the U.S. include:

- preclinical testing;
- submission of an IND to the FDA, which must become effective before human clinical trials may commence;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its proposed intended use;
- validation and approval of the manufacturing facilities and process;
- submission of a new drug application ("NDA") or abbreviated new drug application ("ANDA") to the FDA; and
- FDA approval of the application, including approval of all labelling.

The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals of our product candidates will be granted on a timely basis, if at all.

Preclinical tests include evaluation of product chemistry and formulation as well as in vitro and animal studies to assess the potential safety and efficacy of the product. The results of preclinical testing are submitted as part of an IND to the FDA. A 30-day waiting period after the filing of each new IND is required prior to the commencement of clinical testing in humans. In addition, the FDA may, at any time during this 30-day period, or anytime thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization.

Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, drug interaction, bioavailability and bioequivalence, pharmacodynamics and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to:

- assess the efficacy of the drug in specific, targeted indications;
- assess dosage tolerance and optimal dosage; and
- identify possible adverse effects and safety risks.

If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at multiple study sites.

After successful completion of the required clinical testing, the results of preclinical studies and clinical studies, along with descriptions of the manufacturing process, proposed labelling and other relevant information, are submitted to the FDA as part of an NDA. Under the Prescription Drug User Fee Act, the FDA aims to review the NDA within 10 months if it is a standard application, or within six months if it is a priority review application. If the FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or a "complete response letter" that identifies the deficiencies in the NDA that must be corrected in order to secure final FDA approval of the NDA. When, and if, those deficiencies have been addressed to the FDA's satisfaction, the FDA will issue an approval letter. Approval may be conditioned on the sponsor's agreement to undertake Phase IV post-approval studies to further assess the drug's safety and effectiveness, or on the development of a Risk Evaluation and Mitigation Strategy ("REMS") that limits the labelling, distribution or promotion of a drug product.

FDA Regulation - Post-Approval Requirements

Even if regulatory clearances or approvals for our products are obtained, our products and the facilities manufacturing our products are subject to continued review and periodic inspections by the FDA. Each U.S. drug and device-manufacturing establishment must be registered with the FDA. U.S. manufacturing establishments are subject to biennial inspections by the FDA and must comply with the FDA's current good manufacturing practices ("cGMPs") if the facility manufactures drugs, and quality system regulations ("QSRs") if the facility manufactures devices. In complying with cGMPs and QSRs, manufacturers must expend funds, time and effort in the area of production and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing.

The FDA also regulates labelling and promotional activities. Further, we must report adverse events involving our drugs and devices to the FDA under regulations issued by the FDA. Failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical studies, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions, or civil or criminal penalties.

EU Regulation - Approval of Medicinal Products

Our products in development will be regulated as medicinal products in the EU. In the European Economic Area ("EEA") (which comprises the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a marketing authorization (or "MA"). There are two types of marketing authorizations:

The *Community MA*, which is issued by the European Commission through the Centralised Procedure, based on the opinion of the Committee for Medicinal Products for Human Use ("CHMP") of the EMA, and which is valid throughout the entire territory of the EEA. The Centralised Procedure is compulsory for medicinal products that contain a new active substance and are indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases, as well as for orphan medicinal products and products developed through certain biotechnological processes. The Centralised Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation, or whose approval is in the interest of public health in the EU. In the Centralised Procedure applications are submitted directly to the EMA. The EMA's CHMP then has 210 days (not including stop-clocks) to adopt an opinion on whether the medicine should be marketed or not. The CHMP's opinion is then transmitted to the European Commission, which has the ultimate authority for granting the Community MA.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralised Procedure. Where a product has already been authorized for marketing in a Member State of the EEA (the so-called Reference Member State), this National MA can be recognized in other Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralised Procedure.

Under the *Mutual Recognition Procedure*, within 90 days of receipt of a valid application, the Reference Member State provides an updated assessment report together with the approved summary of product characteristics ("SPC"), labelling and package leaflet to the Member States where the applicant seeks recognition of its original MA (the Concerned Member States). After receipt of these documents, the Concerned Member States have another 90 days to recognise the decision of the Reference Member State and the approved SPC, package leaflet and labelling and grant a harmonised National MA. The Concerned Member States may, however, refuse to recognize the Reference Member State's MA on grounds of a potential serious risk to public health, in which case the points of disagreement are referred to the Coordination Group for Mutual Recognition and Decentralised Procedures – Human (the "CMDh"). The CMDh will try to reach a consensus between the Reference Member State and the objecting Concerned Member States within 60 days, and if an agreement is not reached the matter will be referred to the EMA's CHMP for arbitration.

Under the *Decentralised Procedure*, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State. The competent authority of the Reference Member State prepares a draft assessment report (a draft SPC), and a draft of the labelling and package leaflet, which are sent to the other Member States (i.e. the Concerned Member States) for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labelling or packaging proposed by the Reference Member State, the product is subsequently granted a National MA in all the Member States (i.e., in the Reference Member State and the Concerned Member States). In case of disagreement, a procedure before the CMDh and/or the CHMP similar to the one described above must be followed.

Under all the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Further, under EU Regulation No. 1901/2006 on medicinal products for pediatric use, as amended, companies that wish to market their products in the EEA are required to submit the results of pediatric studies with their marketing authorization application. These studies must be undertaken in compliance with a pediatric investigation plan ("PIP") that must be approved in advance by the EMA's Pediatric Committee ("PDCO"). The obligation to provide the results of pediatric studies with the marketing authorization application can be waived for certain products or product classes if: (i) they are likely to be ineffective or unsafe in part or all of the pediatric population; (ii) the disease or condition for which they are intended occurs only in adult populations; or (iii) the specific product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. If justified, applicants can obtain a deferral of the obligation to conduct pediatric studies until a time after the submission of the marketing authorization application, for instance, because it is appropriate to conduct studies in adults prior to initiating studies in children or when studies in children will take longer to conduct than studies in adults. A marketing authorization holder whose application incorporated the results of pediatric studies conducted in compliance with an approved PIP can be eligible for a six-month extension to the patent protection afforded to its product. This extended patent protection period does not apply to orphan medicinal products, which can benefit instead from a twelve-year period of marketing exclusivity.

Market Exclusivity

In the U.S., the Drug Price Competition and Patent Term Restoration Act of 1984 (also known as the Hatch-Waxman Act) established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through its NDA process. Approval to market and distribute generic drugs is obtained by filing an abbreviated new drug application, or ANDA with the FDA, which must demonstrate that the product is bioequivalent to the innovator drug, rather than independently demonstrating the safety and effectiveness of the product through the submission of preclinical and clinical data. Innovator drugs are protected from generic competition through patent exclusivity, and the holder of an NDA for an innovator drug may also be entitled to a period of non-patent market exclusivity, during which the FDA cannot approve an ANDA or application filed under the Food, Drug and Cosmetic Act

§505(b)(2) ("505(b)(2) Application"). If the innovator drug is a New Chemical Entity, the FDA may not accept an ANDA or 505(b)(2) Application for a drug that contains the same active moiety as in the New Chemical Entity for five years following approval of the NDA for the New Chemical Entity, except that an ANDA or 505(b)(2) application may be submitted after 4 years if it contains a Paragraph IV certification. The FDA may, however, approve a full NDA submitted by another company for the same drug product during this period. A drug can be classified as a New Chemical Entity if the FDA has not previously approved any other drug containing the same active moiety. If the innovator drug is not a New Chemical Entity but the holder of the NDA conducted clinical trials essential to approval of the NDA or a supplement thereto, the FDA may not approve an ANDA or 505(b)(2) Application for a bioequivalent product before expiration of three years. Additionally, a six-month period of market exclusivity may be added to existing patent and market exclusivity periods if the innovator drug is studied for pediatric indications.

In the EEA, Regulation (EC) No. 726/2004/EC and Directive 2001/83/EC (each as amended) have established a harmonized approach to data and marketing exclusivity (known as the 8 + 2 + 1 formula). The approach permits eight years of data exclusivity and 10 years of marketing exclusivity. An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

The data exclusivity period begins on the date of the product's first MA in the EU and prevents generics from relying on the marketing authorization holder's pharmacological, toxicological, and clinical data for a period of eight years. After eight years, a generic product application may be submitted and generic companies may rely on the marketing authorization holder's data. However, a generic cannot launch until two years later (or a total of 10 years after the first marketing authorization in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains marketing authorization for a new indication with significant clinical benefit within the eight-year data exclusivity period.

The 8 + 2 + 1 exclusivity scheme applies to products that have been authorized in the EU by either the EMA through the Centralized Procedure or the competent authorities of the Member States of the EEA (under the Decentralised, or Mutual Recognition procedures).

Upon FDA approval, we believe that the active pharmaceutical ingredient in QLT091001 may qualify as a New Chemical Entity, which provides for five years of exclusivity following approval. We intend to seek New Chemical Entity exclusivity; however, there is no assurance that QLT091001 will qualify and gain the additional five-year exclusivity period, even if QLT091001 is approved. We also plan to seek regulatory exclusivity for QLT091001 in the EU; however, there can be no assurance that we will be successful in securing approval or regulatory exclusivity in the EU.

Orphan Drug Regulation

Since the extent and scope of our patent protection for QLT091001 is limited, orphan drug designation is especially important for this product candidate. QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the LRAT and RPE65 genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA.

In the U.S., the Orphan Drug Act provides financial incentives to drug manufacturers to develop and manufacture drugs for the treatment of rare diseases, currently defined as a disease or condition that affects fewer than 200,000 individuals in the U.S. If a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years following marketing approval, except in certain very limited circumstances, such as if the later product is shown to be clinically superior to the orphan product or a market shortage occurs. The market exclusivity granted by the FDA would not, however, prevent other drug manufacturers from obtaining approval of the same compound for other indications, including another orphan indication, or the use of other types of drugs for the same orphan indication. The Orphan Drug Act also allows for other financial incentives to promote the development of these orphan designated drugs, including regulatory guidance, FDA fee reductions and tax credits related to the development expenses. Orphan drug designation generally does not confer any special or preferential treatment in the regulatory review process. Moreover, if a drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Further, although obtaining orphan drug designation can be advantageous, there is no assurance that we will successfully develop or receive regulatory approval to market the product, nor can there be any assurance that we will be granted orphan drug designation for additional diseases or that orphan drug exclusivity will provide us with a material commercial advantage.

Legislation similar to the Orphan Drug Act has been enacted in other countries outside of the U.S., including the EU. The orphan legislation in the EU is available for products that are (i) intended for the diagnosis, prevention or treatment of chronic debilitating or life-threatening conditions that affect five or fewer out of 10,000 persons in the EU, or (ii) that are intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the EU, and without incentives it is unlikely that their commercialization in the EU would generate sufficient return, provided that (iii) there is no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU, or if such a method exists, the medicinal product will be of significant benefit to those affected by the condition. The EU market exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the requirements for orphan drug designation are no longer fulfilled, e.g., because the product is sufficiently profitable not to justify maintenance of market exclusivity. The market exclusivity may be extended to 12 years if sponsors complete a pediatric investigation plan agreed upon with the EMA's PDCO. Marketing authorization applicants for orphan designated drugs can benefit from protocol assistance and significant fee reductions in the EMA authorization procedure.

Fast Track Designation

QLT091001 has also been granted two Fast Track designations by the FDA for the treatment of LCA and RP due to inherited mutations in the *LRAT* and *RPE65* genes. The FDA's Fast Track program is intended to facilitate the development and review of drugs that are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Under the program, the sponsor of a new drug may request that the FDA designate the drug for a specific indication as a Fast Track product concurrent with or after the IND is filed for the product candidate. A drug that receives Fast Track designation may be eligible for more frequent meetings with the FDA to discuss the drug's development; more frequent written correspondence from the FDA about the design of the proposed clinical trials; eligibility for accelerated approval, i.e., approval of an effect on a surrogate or substitute endpoint; and rolling review, meaning the sponsor may submit its NDA in sections rather than wait until the entire NDA is complete. Most drugs with Fast Track designation are likely to become eligible for a Priority Review, which provides for FDA review of an NDA within a six-month time frame from the time the complete NDA is accepted for filing, as opposed to the ten-month time frame for a Standard Review. The FDA grants Priority Review for products that offer major advances in treatment, or provide a treatment where no adequate therapy exists.

Additional Regulatory Issues

We remain subject to various U.S. federal and state laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claims laws with respect to prior sales of and marketing activities for Visudyne in the U.S. and, if any of our product candidates are approved for commercial sale, will be subject to such laws with respect to any sales of those product candidates. For example, anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. Additionally, false claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payors (including Medicare and Medicaid), claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. The healthcare fraud statute prohibits knowingly and wilfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and wilfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal and state health care programs (including Medicare and Medicaid).

Under the Drug Price Competition and Patent Term Restoration Act of 1984, under certain conditions, a patent that claims a product, use or method of manufacture covering drugs and certain other products may be eligible for limited patent term extension for a period of up to five years as a compensation for patent term lost during drug development and the FDA regulatory review process. However, this extension cannot be extended beyond 14 years from the drug's approval date. The scope of rights during this period of extension is generally limited to the product that was subject to regulatory delay. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves applications for patent term extension. We intend to seek the benefits of this statute, but there can be no assurance that we will be able to obtain any such benefits. Analogous protection in the majority of EU countries may also be available to us to provide periods of patent term extension in various EU countries.

Various aspects of our business and operations are regulated by a number of other governmental agencies, including the U.S. Occupational Safety and Health Administration.

Third-Party Coverage and Reimbursement

U.S. governmental and private insurance programs, such as Medicare, Medicaid, health maintenance organizations and private insurers, known collectively as third-party payors, fund the cost of a significant portion of medical care in the U.S. Under certain U.S. governmental insurance programs, a healthcare provider is reimbursed a fixed sum for services and products, including drugs used during the course of rendering healthcare services to patients, and governmental imposed limits on reimbursement to hospitals, physicians and other health care providers have significantly impacted spending budgets and purchasing patterns. Private third-party reimbursement plans are also developing increasingly sophisticated methods of controlling health care costs through re-design of benefits and exploration of more cost-effective methods of delivering health care. In general, these governmental and private measures have caused health care providers to be more selective in the purchase of medical products.

Both within and outside the U.S., significant uncertainty exists as to the reimbursement status of newly approved health care products, and we cannot provide assurance that adequate third-party reimbursement will be available. There have been, and we expect will continue to be, proposed and adopted healthcare reform measures that impacted or may impact our business. For example, PPACA provides for significant changes in the way healthcare is financed by both governmental and private insurers. Key provisions of PPACA specific to the pharmaceutical industry, among others, include the following:

- An annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents into the U.S., apportioned among these entities according to their market share in certain federal government healthcare programs (excluding sales of any drug or biologic product marketed for an orphan indication), that began in 2011;
- An increase, from 15.1% to 23.1%, in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010;
- Extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, effective March 23, 2010;
- Expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program, effective January 2010; and
- New (Sunshine) requirements that have recently been finalized, will require entities to report certain financial arrangements with physicians and others, including reporting any "transfer of value" made or distributed to prescribers and other healthcare providers and reporting any investment interests held by physicians and their immediate family members during each calendar year, with data collection expected to begin in the second half of 2013, and with public disclosure expected to follow in 2014.

Although we cannot predict their full impact, we anticipate that PPACA, as it is implemented, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage and reimbursement criteria that may negatively impact product price potential and could adversely affect our profits and our business generally.

Research and Development Costs

A significant portion of our operating expenses is related to research and development. During the years ended December 31, 2012, 2011 and 2010, our total company-sponsored research and development expenses were $24.6 million, $23.0 million and $11.5 million, respectively. See "Our Products in Development" above and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Human Resources

In July 2012, we announced a reduction in force of approximately 70% as a result of the strategic restructuring of the Company. Following the sale of Visudyne to Valeant, in December 2012 we further reduced our workforce by 42%, to 38 employees, to better align the Company's resources with our corporate objectives. The affected employees have left or will leave the Company in the first half of 2013, the majority of which coincide with the completion of the transition services provided to Valeant in connection with the sale of the Visudyne business. As of February 18, 2013, we had approximately 59 employees, 40 of whom were engaged in research, development, clinical and regulatory affairs, medical devices (lasers), manufacturing, quality control and assurance and process development, and 19 of whom were engaged in administration, business development, finance, information technology, human resources and legal. None of our employees belong to a labour union.

Corporate Information

QLT was formed in 1981 under the laws of the Province of British Columbia. Our principal executive office is located at 887 Great Northern Way, Suite 101, Vancouver, British Columbia, Canada, and our telephone number is 604-707-7000.

We make available free of charge on or through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our internet address is www.qltinc.com. This website address is intended to be an inactive, textual reference only; none of the material on this website is part of this Report. Copies of our annual reports on Form 10-K will be furnished without charge to any person who submits a written request directed to the attention of our Secretary, at our offices located at 887 Great Northern Way, Suite 101, Vancouver, B.C., Canada V5T 4T5. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. RISK FACTORS

In addition to the other information included in this Report, you should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in forward-looking statements set forth in this Report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such forward-looking statements to reflect events or circumstances after the date on which it is made.

We may be unable to realize all of the potential benefits, and may be subject to potential liabilities, in connection with our recent strategic restructuring.

In September 2012, we sold all of our assets related to Visudyne to Valeant. In connection with the sale of Visudyne to Valeant, we entered into a transition services agreement under which we agreed to provide certain services to Valeant related to the divested business in exchange for payment for the services and reimbursement for out of pocket expenses at cost. If we are unable to successfully manage our relationship with Valeant and other third-party vendors, consultants and contractors involved with Visudyne, or if we fail to comply with ongoing regulatory requirements or contractual obligations in connection with providing services under the transition services agreement, it could increase our costs and adversely affect our results of operations. Additionally, we may not receive all or any of the contingent consideration under the asset purchase agreement if we fail to achieve milestones with respect to the Qcellus laser or if net royalties on sales of Visudyne outside of the U.S. are lower than expected.

In December, 2012, we entered into an exclusive option agreement with Mati pursuant to which the Company granted Mati a 90-day option to acquire assets related to the Company's punctal plug delivery system. However, Mati may never exercise its option with respect to our punctal plug delivery system assets. If Mati does not exercise its option, we may not realize any financial benefits from these assets, which may adversely affect our business and results of operations or could limit our ability to invest in and grow our business.

Our strategic restructuring may not result in anticipated savings, could result in total costs and expenses that are greater than expected, could make it more difficult to attract and retain qualified personnel and may disrupt our operations, each of which could have a material adverse effect on our business.

In connection with the Company's strategic restructuring, in July 2012 we implemented a significant reduction in our work force, followed by an additional reduction in force in December 2012. Through December 31, 2012, we recorded restructuring charges of $16.9 million (of which $3.1 million is included in discontinued operations) and we expect to record an additional restructuring charge of approximately $1.6 million. We may not realize in full the anticipated benefits, savings and improvements in our cost structure from our restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to achieve the anticipated benefits, savings or improvements in our cost structure in the expected time frame or other unforeseen events occur, our business and results of operations may be adversely affected.

The Company's restructuring, including product divestitures, also may be disruptive to our operations, in particular due to the departure of several members of senior management. For example, cost saving measures may distract remaining and new management from our remaining businesses, harm our reputation, or yield unanticipated consequences, such as attrition beyond planned reductions in workforce, increased difficulties in our day-to-day operations, deficiencies in our internal controls, reduced employee productivity and a deterioration of employee morale. Our workforce reductions could also harm our ability to attract and retain qualified management, and scientific and other personnel who are critical to our business. Any failure to attract or retain key personnel, including a permanent CEO and CFO, could result in unexpected delays in the development of the Company's synthetic oral retinoid program, QLT091001, or could otherwise negatively impact our business.

Moreover, although we believe it is necessary to reduce the cost of our operations to improve our performance, these initiatives may preclude us from taking actions or making investments that could improve our competitiveness over the longer term. We cannot guarantee that the cost reduction measures, or other measures we may take in the future, will result in the expected cost savings, or that any cost savings will be unaccompanied by these or other unintended consequences.

We no longer generate revenues from continuing operations and continue to incur operating expenses. In order to fund our operations, we may need additional capital in the future, and our prospects for obtaining it are uncertain.

Although our divestment of non-core assets in 2008 and 2009 and our sale of the assets related to Visudyne in September 2012 generated significant cash, we no longer generate revenues from the sale of products and we will not generate any revenues from our products in development until such time, if ever, that they are approved for sale. In addition, we have authorized the return of at least $100.0 million of our cash to shareholders. Going forward we will continue to incur operating expenses and, as a result, may not be able fund our operations or any anticipated growth beyond the near term. The amount required to fund our operating expenses will depend on many factors, including the success of our research and development programs, the extent and success of any collaborative research arrangements, and the results of product, technology or other acquisitions or business combinations. We could seek additional funds in the future from a combination of sources, including out-licensing, joint development, sale of assets and other financing arrangements. In addition, we may issue debt or equity securities if we determine that additional cash resources could be obtained under favorable conditions or if future development funding requirements cannot be satisfied with available cash resources. The availability of financing will depend on a variety of factors such as market conditions, the general availability of credit and the availability of credit to our industry, the volume of trading activities, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if we incur large investment losses or if the level of our business activity decreases due to a market downturn. Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. As a result of any or all of these factors, we may not be able to successfully obtain additional financing on favourable terms, or at all.

Our primary source of cash inflows is contingent consideration related to the sale of our Visudyne business and the sale of QLT USA, including the Eligard® product line, and we may not receive all or a material portion of these funds. Furthermore, an unfavorable change in the fair value of our contingent consideration as a result of changes in estimates related to amount and timing of future cash flows, and the applicable discount rate may adversely impact our financial results.

For the foreseeable future, our only material source of cash inflows is contingent consideration from the strategic transactions we have completed or may complete.

Under our asset purchase agreement with Valeant pursuant to which we sold our Visudyne business to Valeant, we are entitled to receive up to $5.0 million in each calendar year commencing January 1, 2013 (up to a maximum of $15.0 million in the aggregate) for annual net royalties exceeding $8.5 million for sales of Visudyne outside of the United States by Novartis and a royalty on net sales attributable to new indications for Visudyne, if any should be approved by the

FDA. Additionally, we are entitled to receive up to $5.0 million upon receipt of all registrations required for the commercial sale in the U.S. of the Qcellus laser, which is currently under development. We may not receive all or any of this contingent consideration.

Under the stock purchase agreement with Tolmar for the sale of QLT USA, including its Eligard product line, we are entitled to receive future consideration payable on a quarterly basis in amounts equal to 80% of the royalties paid under the license agreement with Sanofi for the commercial marketing of Eligard in the U.S. and Canada, and the license agreement with Astellas (formerly with MediGene) for the commercial marketing of Eligard in Europe until the earlier of receiving the full $200.0 million or October 1, 2024.

Additionally, if Mati chooses to exercise its option with respect to the punctal plug delivery program, we will be entitled to certain contingent consideration upon the satisfaction of certain product development and commercialization milestones.

With respect to both Visudyne and Eligard, as well as any future products resulting from the punctal plug delivery program in the event that Mati exercises its option, our success depends on the success of third parties to market these products. For example, under the Visudyne asset purchase agreement, the contingent consideration depends on the sales of Visudyne outside of the United States, which is the responsibility of Novartis. Consequently, a portion of our income depends on the efforts of Novartis to market and sell Visudyne outside the U.S. and on the efforts of Valeant to collect royalties due to it from Novartis. To the extent such third parties do not perform adequately, or do not comply with applicable laws or regulations in performing their obligations, our income may be adversely affected.
Our receipt of contingent consideration may also be adversely affected by, among other things:

- lower than expected Visudyne or Eligard sales;
- product manufacturing or supply interruptions or recalls;
- the development of competitive products, including generics, by other companies that compete with Visudyne or Eligard;
- marketing or pricing actions by competitors or regulatory authorities;
- changes in foreign exchange rates;
- changes in the reimbursement or substitution policies of third-party payors;
- changes in or withdrawal of regulatory approvals;
- disputes relating to patents or other intellectual property rights;
- the commercial efforts of Visudyne or Eligard marketing licensees;
- changes in laws or regulations that adversely affect the ability to market Visudyne or Eligard;
- decline in the commercial supply and technical support for laser light devices necessary to administer Visudyne therapy;
- failure or delay in obtaining regulatory approval for the sale of the Qcellus laser;
- failure to develop and commercialize any new indications for Visudyne;
- failure of Mati to exercise its option with respect to the punctal plug delivery system; and
- failure or delay by Mati in obtaining regulatory approval and commercializing the products related to the punctal plug delivery system.

Furthermore, the fair value of our contingent consideration reflected on our consolidated balance sheet is based on future Visudyne and Eligard sales estimated by us utilizing external market research to estimate market size, to which we apply market share and pricing assumptions based on historical sales data and expected future competition. If we do not ultimately receive all or a material portion of the consideration provided for under the stock purchase agreement or asset purchase agreement due to the risks noted above or for any other reason, our cash position will suffer.

We believe that we may be deemed a passive foreign investment company for the taxable year ended December 31, 2012, which could result in adverse United States federal income tax consequences to U.S. Holders and may deter certain U.S. investors from purchasing our stock, which could have an adverse impact on our stock price.

Based on the price of our common shares and the composition of our assets, we believe that we may be deemed a "passive foreign investment company" ("PFIC") for United States federal income tax purposes for the taxable year ended December 31, 2012. We believe that we may be deemed a PFIC for the taxable years ended December 31, 2008 through 2011, and we may be a PFIC in future years. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either 75% or more of its gross income is "passive income" or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were a

PFIC for any taxable year during a U.S. Holder's holding period for our common shares, certain adverse United States federal income tax consequences could apply to such U.S. Holder, as that term is defined in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Canadian and U.S. Federal Income Tax Information for U.S. Residents—U.S. Federal Income Tax Information—U.S. Holders in this Report, including on a return of capital to such U.S. Holders. In addition, our PFIC status may deter certain U.S. investors from purchasing our stock, which could have an adverse impact on our stock price.

Our success is dependent upon obtaining regulatory approval for our product candidates, and in particular product candidates for QLT091001. The regulatory approval process is costly and lengthy and we may not be able to successfully obtain all required regulatory approvals. If we fail to obtain all required regulatory approvals, our business may suffer.

As part of the regulatory approval process, we must conduct, at our own expense, preclinical studies and clinical trials on humans for each product candidate. Generally, in order to gain approval for a product, we must provide the FDA and other applicable regulatory authorities with clinical data that adequately demonstrate the safety and efficacy of that product for the intended disease or condition applied for in the NDA or respective regulatory file. We expect the number and size of clinical trials that the regulatory authorities will require will vary depending on the product candidate, the disease or condition the product is being developed to address, the expected size of the patient population and regulations applicable to the particular product. The length of time necessary to complete clinical trials and to submit an application for marketing approval varies significantly and may be difficult to predict. Further, the approval procedure varies among countries and can involve different testing or data review. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage in our clinical trials. Product candidates that appear promising in research or development may be delayed or fail to reach later stages of development or the market for several reasons, including:

- preclinical studies may show the product to be toxic or lack efficacy in animal models;
- the interim or final results of clinical trials are inconclusive, negative, or not as favorable as results of previous trials, or show the product candidate to be less safe or effective than desired;
- patients die or experience adverse side effects or events for a variety of reasons, including those related to our product candidates or due to the patient's advanced stage of disease or medical problems, which may or may not be related to our product candidates;
- the FDA, EMA or other regulatory authorities do not permit us to proceed with a clinical trial protocol or a clinical trial, or place a clinical trial on hold;
- the data and safety monitoring committee of a clinical trial recommends that a trial be placed on hold or suspended;
- our trial design, although approved, is inadequate for demonstration of safety and/or efficacy;
- the FDA, EMA or other regulatory authorities determine that any study endpoints used in clinical trials are not sufficient for movement into a next stage clinical trial or for product approval;
- delay in or failure to enroll or retain a sufficient number of patients, or difficulty diagnosing, identifying and recruiting suitable patients, including, for example, due to the rarity of the disease being studied;
- inability to attract or retain personnel with appropriate expertise;
- third party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;
- difficulties formulating the product;
- inability to manufacture sufficient quantities of the product candidate which conform to design and performance specifications;
- our clinical trial expenditures are constrained by our budgetary considerations;
- changes in governmental regulations, policies or administrative actions; or
- regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with regulatory requirements.

For example, a significant challenge for our clinical trials of QLT091001 for the treatment of LCA and RP has been and will likely continue to be patient recruitment due to the small population of patients with these conditions, and in particular with the specific genetic mutations causing LCA and RP we are currently investigating. The challenge in recruiting subjects from this small population is further exacerbated by the lack of public awareness of such conditions and resulting delay in (or lack of) available genetic testing and diagnosis. Further, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive procedures to assess the safety and effectiveness of our products, or they may be persuaded to participate in contemporaneous trials of competitive products.

Delay in, or failure of, enrolment of sufficient patients or failure of patients to continue to participate in a study may cause an increase in costs and delays or result in the failure of the trial. Our clinical trial costs will also increase if we have material delays in our clinical trials for other reasons or if we need to perform more or larger clinical trials than anticipated.

From time to time, we engage in discussions with the FDA, EMA and other regulatory authorities to determine the regulatory requirements for our development programs. These discussions may include deliberations on number and size of clinical trials, definition of patient population, study end points and safety. The final determination on these matters by the applicable regulatory authority may be difficult to predict, in particular where there are no approved precedents to establish drug development norms in a particular class of drug disease area, such as orphan drug development, and may be different, including more onerous, than we anticipated, which may delay, limit or prevent approval of our product candidates.

In addition, the FDA, EMA and other regulatory authorities have substantial discretion in deciding whether any of our product candidates should be granted approval for the treatment of the particular disease or condition. Even if we believe that a clinical trial or trials has demonstrated the safety and efficacy of any of our product candidates, the results may not be satisfactory to the regulator. Preclinical and clinical data can be interpreted by regulators in different ways, which could delay, limit or prevent regulatory approval of our product candidates.

Even if regulatory authorities approve our product candidates for the treatment of the diseases or conditions we are targeting, our product candidates may not be marketed or commercially successful. If our product candidates are not marketed or commercially successful, it would seriously harm our ability to generate revenue.

The successful commercialization of our technology, and in particular our synthetic retinoid, QLT091001, is crucial for our success. Successful product commercialization in the pharmaceutical industry is highly uncertain and very few product commercialization initiatives or research and development projects progress through all phases of development and/or produce a successful commercial product. Even if our products or product candidates are successfully developed, receive all necessary regulatory approvals and are commercially produced, there are number of risks and uncertainties involved in commercializing a product in this industry including the following:

- negative safety or efficacy data from post-approval marketing experience or production-quality problems could cause sales of our products to decrease or a product to be recalled;
- negative safety or efficacy data from clinical studies conducted by any party could cause sales of our products to decrease or a product to be recalled;
- we may face significant or unforeseen difficulties or expenses in manufacturing our products, which may only become apparent when scaling-up the manufacturing to commercial scale;
- we may need to obtain licenses under third-party patents which can be costly, or may not be available at all;
- our intellectual property rights could be challenged by third parties or we could be found to be infringing on intellectual property rights of third parties;
- small patient populations may impact distribution and marketing strategy, which may increase our distribution, marketing and per-patient or per-treatment costs;
- we may be unable to obtain or maintain sufficient market share at a price high enough to justify commercialization of the product; and
- effectiveness of our distribution and marketing strategy, including establishing and maintaining key relationships with distributors and suppliers.

Numerous other factors may impact market acceptance and demand for our products, including but not limited to:

- size of the target populations for a product and ability to identify and reach such target populations with the product;
- our pricing decisions, including a decision to increase or decrease the price of a product, and the pricing decisions of our competitors;
- formulation of products in a manner in which they are marketable or subject to appropriate third-party coverage or reimbursement, or the inability to obtain appropriate third-party coverage or reimbursement for any other reason;
- availability and rate of market penetration by competing products;
- relative convenience and ease of administration;
- perceived safety or efficacy relative to other available therapies, including efficacy data from clinical studies conducted by a party showing similar or improved treatment benefit at a lower dose or shorter duration of therapy; and

- acceptance in the medical community and target patient populations to new products, treatment paradigms or standards of care.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our product candidates for some other reason, it would seriously harm our ability to generate revenue.

If we fail to comply with ongoing regulatory requirements, it will materially harm our business.

The regulatory clearance process is lengthy, expensive and uncertain. We may not be able to obtain, continue to obtain, or maintain necessary regulatory clearances or approvals on a timely basis, or at all, for our product candidates in development, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business and our financial condition.

Our product candidates are subject to extensive and rigorous regulation for safety, efficacy and quality by the U.S. federal government, principally the FDA, and by state and local governments and by foreign regulatory authorities in jurisdictions in which our product candidates may be sold or used in clinical development. Product labeling, manufacturing, adverse event reporting, pricing rules and restrictions, storage, distribution, advertising and promotion, and record keeping are some of the ongoing regulatory requirements to which products are subject. For example, we are subject to U.S. federal and state laws pertaining to healthcare "fraud and abuse," including anti-kickback and false claims laws, for any actions taken prior to January 31, 2013 with respect to the marketing, sale and pricing of Visudyne, and will be subject to these laws with respect to the marketing, sale and pricing of any of our product candidates that are approved for commercial sale. Our failure or the failure of any third parties on whom we rely to comply with applicable requirements may be punishable by criminal and/or civil sanctions against the Company and/or our senior officers, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs, including Medicare and Medicaid, and could result in among other things, product recalls or seizures, injunctions, price rebates, total or partial suspension of production and/or distribution, refusals to permit products to be imported into or exported out of the U.S. or elsewhere, FDA or other regulatory agency refusal to grant approval of drugs or to allow us to enter into governmental supply contracts, and withdrawals of previously approved marketing applications. Regulators can also withdraw a product's approval under some circumstances, such as the failure to comply with regulatory requirements or unexpected safety issues.

The FDA often requires post-marketing testing and surveillance to monitor the effects of approved products. The FDA, EMA or other regulatory authorities may condition approval of our product candidates on the completion of such post-marketing clinical studies. These post-marketing studies may suggest that a product causes undesirable side effects or may present a risk to the patient. If data produced from post-marketing studies suggest that one of our approved products may present a risk to safety, the government authorities could withdraw our product approval, suspend production or place other marketing restrictions on our products. If we are unable to sell our products because we have failed to maintain regulatory approval or have to expend significant resources having to address compliance issues, our revenue, financial conditions or results of operations may be materially adversely affected.

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices and drugs are, in certain instances, subject to regulation by the FDA, the Federal Trade Commission and other regulatory agencies in other jurisdictions. We may be required to incur significant costs to comply with such laws and regulations in the future, and such laws or regulations may materially harm our business. Unanticipated changes in existing regulatory requirements, our failure to comply with such requirements or the adoption of new requirements could materially harm our business.

Product development is a long, expensive and uncertain process, and we may terminate one or more of our development programs. If we terminate a development program or product candidate, or if we decide to modify or continue a development program that does not succeed, our prospects may suffer and we may incur significant expenses that could adversely affect our financial condition or results of operations.

We may determine that certain programs or product candidates do not have sufficient potential to warrant the continued allocation of resources to them. Accordingly, we may elect to terminate or modify one or more of our programs, which could include changing our clinical or business model for further development, including by attempting to extract or monetize value from the program by either selling, out-licensing or potentially partnering part or all of the program. If we terminate and seek to monetize part or all of a program in which we have invested significant resources, or we modify a program and expend further resources on it, and subsequently fail to achieve our intended goals, our prospects may suffer, as we will have expended resources on a program that may not provide a suitable return, if any, on our investment and we may have missed the opportunity to allocate those resources to potentially more productive uses. In addition, in the event of a termination of a product candidate or program, we may incur significant expenses and costs associated with the termination of the program, which could adversely affect our financial condition or results of operations.

If we do not achieve our projected development goals in the timeframes we expect and announce, marketing approval and commercialization of our product candidates may be delayed and our credibility may be adversely affected and, as a result, our stock price may decline.

For strategic and operational planning purposes, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we publicly announce the expected timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in many cases for reasons beyond our control. If we do not meet these milestones as publicly announced, the market approval and commercialization of our product candidates may be delayed and our credibility may be adversely affected and, as a result, our stock price may decline.

We face intense competition, which may limit our commercial opportunities and our ability to generate revenues.

The biopharmaceutical industry is highly competitive and is characterized by rapidly evolving technology. Competition in our industry occurs on many fronts, including developing and bringing new products to market before others, developing new technologies to improve existing products, developing new products to provide the same benefits as existing products at less cost, developing new products to provide benefits superior to those of existing products, and acquiring or licensing complementary or novel technologies from other pharmaceutical companies or individuals.

Our competitors include major pharmaceutical and biopharmaceutical companies, many of which are large, well-established companies with access to financial, technical and marketing resources significantly greater than ours and substantially greater experience in developing and manufacturing products, conducting preclinical and clinical testing and obtaining regulatory approvals. Our competitors may develop or obtain patent protection for products in clinical development earlier than us, design around patented technology developed by us, obtain regulatory approval for such products before us, or develop more effective or less expensive products than us. Our commercial opportunities will be reduced or eliminated if our competitors develop or acquire and market products that are more effective, have fewer or less severe adverse side effects, or are less expensive than our future products. Competitors also may develop or acquire products that make our future products obsolete. Any of these competitive products or events could have a significant negative impact on our business and financial results, including reductions in our market share, revenues and gross margins.

Our commercial success depends in part on our ability and the ability of our licensors to obtain and maintain patent protection on our product candidates and technologies, to preserve trade secrets, and to operate without infringing the proprietary rights of others.

We have applied for and will continue to apply for patents for certain aspects of our product candidates and technology. We may not be able to obtain patent protection on aspects of our product candidates and technology. For example, while U.S. Patent No. 7,951,841 was issued on May 31, 2011 covering various methods of use of QLT091001 in the treatment of diseases associated with an endogenous 11-*cis*-retinal deficiency until 2027, the molecule in QLT091001 is not eligible for composition of matter protection in the U.S. or elsewhere because it was previously known in the scientific community. Therefore, we may not be able to prevent competitors from commercializing the molecule in QLT091001 for the treatment of diseases that fall outside of the scope of our patents protecting this program.

Our patent position and proprietary technologies are subject to certain risks and uncertainties. Although a patent has a statutory presumption of validity, the issuance of a patent is not conclusive as to its validity or as to enforceability of its claims. Accordingly, there can be no assurance that our patents will afford legal protection against competitors, nor can there be any assurance that the patents will not be infringed by others, nor that others will not obtain patents that we would need to license.

With respect to pending patent applications we own or license, we do not know whether or not patent applications will result in issued patents. Securing patent protection for a product is a complex process involving many legal and factual questions. The patent applications that we and our licensors have filed in the United States and elsewhere are at varying stages of examination, the timing of which is outside of our control. Certain of these applications have not yet commenced examination in the United States Patent Office and other international patent offices, and we cannot predict the timing or results of such examinations.

Likewise, to the extent a preferred position is conferred by patents we own or license, upon expiry of such patents, or if such patents are successfully challenged, invalidated or circumvented, our preferred position may be lost.
Patents issued or licensed to us may be infringed by the products or processes of other parties. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations.

It is also possible that a court may find us to be infringing validly issued patents of third parties. In that event, in addition to the cost of defending the underlying suit for infringement, we may have to pay license fees and/or damages and may be enjoined from conducting certain activities. Obtaining licenses under third-party patents can be costly, and such licenses may not be available at all. Under such circumstances, we may need to materially alter our products or processes, may be unable to launch a product or may lose the right to continue to manufacture and sell a product entirely or for a period of time.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to, and will continue to attempt to, protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our collaborators, contract manufacturers, licensees, clinical investigators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of or access to our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

If we fail to obtain or maintain orphan drug designation or other market exclusivity for some of our product candidates, our competitive position may be harmed.

Since the extent and scope of our patent protection for QLT091001 is limited, orphan drug designation is especially important for this product candidate. QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the LRAT and RPE65 genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. These designations provide market exclusivity in the applicable jurisdiction for seven years and 10 years, respectively, if a product is approved. This market exclusivity does not, however, pertain to indications other than those for which the drug was specifically designated in the approval, nor does it prevent other types of drugs from receiving orphan designations or approvals in these same indications. Further, even after an orphan drug is approved, the FDA can subsequently approve a drug with the same active moiety for the same condition if the FDA concludes that the new drug is clinically superior to the orphan product or a market shortage occurs. While we may seek orphan drug designations for other indications (including for the treatment of an indication due to a specific inherited genetic mutation), there is no assurance we will receive such orphan drug designations or, even if we do, that such orphan drug designations will provide us with a commercial advantage.

Additionally, upon FDA approval, we believe that the active pharmaceutical ingredient in QLT091001 may qualify as a new chemical entity, or NCE, which provides for five years of exclusivity following approval. We intend to seek New Chemical Entity exclusivity; however, there is no assurance that QLT091001 will qualify and gain the additional five-year exclusivity period, even if QLT091001 is approved. We also plan to seek regulatory exclusivity for QLT091001 in the EU; however, there can be no assurance that we will be successful in securing approval or regulatory exclusivity in the EU.

The commercialization of our product candidates may be dependent on our ability to establish and maintain effective sales and marketing capabilities or to enter into collaborations with partners to perform these services. If we are unable to establish and maintain effective sales and marketing capabilities, or fail to enter into agreements with third parties to sell and market our products, our ability to generate revenues from the sale of future products may be harmed.

In order to commercialize any of our product candidates that may be approved for commercial sale, we may need to establish and maintain an effective sales and marketing infrastructure or enter into collaborations with partners able to perform these services for us. Following completion of our work under the Visudyne transition services agreement with Valeant, we do not maintain an in-house sales and marketing organization. We cannot guarantee that we will be able to enter into and maintain marketing or distribution agreements with third-party providers on acceptable terms, if at all. In addition, we currently have no sales and marketing capabilities in territories outside the U.S. If we are unable to successfully establish capabilities to sell and market our products outside the U.S. either through our own capabilities or by entering into collaborations with partners, we will have difficulty globally commercializing our products. In any of these events, our ability to generate revenues may be harmed.

The future growth of our business may depend in part on our ability to successfully identify, acquire on favorable terms, and assimilate technologies, products or businesses.

From time to time, we may engage in negotiations to expand our operations and market presence by future product, technology or other acquisitions, in-licensing and business combinations, joint ventures or other strategic alliances with other companies. We may not be successful in identifying, initiating or completing such negotiations. Competition for attractive product acquisition or alliance targets can be intense, and we may not succeed in completing such transactions on terms that are acceptable to us. Even if we are successful in these negotiations, these transactions create risks, including:

- difficulties in and costs associated with assimilating the operations, technologies, personnel and products of an acquired business;
- assumption of known or unknown liabilities or other unanticipated events or circumstances;
- acquired / in-licensed technology may not be successfully developed and commercialized;
- the potential disruption to our ongoing business; and
- the potential negative impact on our earnings and cash position.

Any of these risks could harm our ability to achieve anticipated levels of profitability for acquired businesses or technology or to realize other anticipated benefits of the transaction.

We expect to rely on third-party manufacturers and distributors for the manufacture and distribution of our future commercial products. Any difficulties with such third parties could delay future revenues from sales of our future commercial products.

We expect to rely on third parties to manufacture our product candidates for use in later stage clinical trials and, if commercialized, to manufacture and distribute our products in commercial quantities. If we are unable to obtain and maintain agreements on favorable terms with contract manufacturers or distributors, or these parties fail to supply required materials or comply with regulatory requirements, or if we fail to timely locate and obtain regulatory approval for additional or replacement manufacturers or distributors as needed, it could impair or prevent our ability to deliver our future commercial products on a timely basis, or at all, which in turn would materially and adversely harm our business and financial results.

Healthcare reform and restrictions on reimbursements may limit our financial returns.

Our ability to commercialize our product candidates successfully will depend, in part, on the timeliness of, and the extent to which adequate coverage and reimbursement for the cost of such products and related treatments is, obtained from government health administration authorities, private health insurers and other organizations in the U.S. and foreign markets. These third parties are increasingly challenging both the need for and the price of new drug products. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Applications or re-applications for coverage and reimbursement for any of our products may not result in approvals. Adequate third-party reimbursement may not be available for our product candidates to enable us to maintain price levels sufficient to realize an appropriate return on our investments in research and product development.

We may become involved in legal proceedings from time to time and if there is an adverse outcome in our litigation or other legal actions, our business may be harmed.

We may become involved in legal actions in the ordinary course of our business. Litigation may result in verdicts against us, including excessive verdicts, which may include a judgment with a significant monetary award, as occurred in 2008 in the litigation with Massachusetts Eye and Ear Infirmary, including the possibility of punitive damages, a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable and, as occurred in 2006 in the litigation with TAP Pharmaceuticals in the U.S., the risk that an injunction could be issued preventing the manufacture, marketing and sale of our products that are the subject of the litigation.

In addition, we may become involved in disputes or legal actions as a result of our past strategic corporate restructurings. Under the strategic restructuring undertaken in 2008 and 2009, we divested Eligard (as part of the sale of QLT USA), Aczone® and Atrigel and sold the land and building comprising our Canadian headquarters. More recently, we sold all of our assets related to Visudyne to Valeant pursuant to the terms of an asset purchase agreement, and we agreed to perform certain transition services for Valeant. We also entered into an exclusive option agreement in December 2012 with Mati pursuant to which we granted Mati a 90-day option to acquire assets related to the Company's punctal plug delivery system. Transactions such as these may result in disputes regarding representations and warranties, indemnities, future payments or other matters, and we may not realize some or all of the anticipated benefits of these transactions. For example, $7.5 million of the purchase price under the Visudyne asset purchase agreement will be held in escrow for one year following the closing date to satisfy indemnification claims that Valeant may have under the asset purchase agreement. If Valeant makes a claim for indemnification within that time period and that claim is successful, some or all of this portion of the purchase price may not be released to us.

If disputes are resolved unfavorably, our financial condition and results of operations may be adversely affected. Additionally, any litigation, whether or not successful, may damage our reputation. Furthermore, we will have to incur substantial expense in defending these lawsuits and the time demands of such lawsuits could divert management's attention from ongoing business concerns and interfere with our normal operations.

In addition, the testing, manufacturing, marketing and sale of human pharmaceutical products entail significant inherent risks of allegations of product liability. Our use of such products and medical devices in clinical trials exposes us to liability claims allegedly resulting from the use of these products or devices. These risks exist even with respect to those products or devices that are approved for commercial sale by the FDA or applicable foreign regulatory authorities and manufactured in facilities licensed and regulated by those regulatory authorities.

Our current insurance may not provide coverage or adequate coverage against potential claims, losses or damages resulting from such litigation. We also cannot be certain that our current coverage will continue to be available in the future on reasonable terms, if at all. If we were found liable for any claims in excess of our coverage or outside of our coverage, the cost and expense of such liability could materially harm our business and financial condition.

Our use of hazardous materials exposes us to the risk of environmental liabilities, and we may incur substantial additional costs to comply with environmental laws.

Our research, development and manufacturing activities involve the controlled use of hazardous chemicals, primarily flammable solvents, corrosives, and toxins. The biologic materials include microbiological cultures, animal tissue and serum samples. Some experimental and clinical materials include human source tissue or fluid samples. We are subject to federal, state/provincial and local government regulation in the use, storage, handling and disposal of hazardous and radioactive materials. If any of these materials resulted in contamination or injury, or if we fail to comply with these regulations, we could be subject to fines and other liabilities, and any such liabilities could exceed our resources. Our insurance may not provide adequate coverage against potential claims or losses related to our use of any such materials, and we cannot be certain that our current insurance coverage will continue to be available on reasonable terms, if at all. In addition, any new regulation or change to an existing regulation could require us to implement costly capital or operating improvements for which we have not budgeted.

Our provision for income taxes and effective income tax rate may vary significantly and may adversely affect our results of operations and cash resources.

Significant judgment is required in determining our provision for income taxes. Various internal and external factors may have favorable or unfavorable effects on our future provision for income taxes, income taxes receivable, and our effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, results of audits by tax authorities, changing interpretations of existing tax laws or regulations, changes in estimates of prior years' items, the impact of transactions we complete, future levels of research and development spending, changes in the overall mix of income among the different jurisdictions in which we operate, and changes in overall levels of income before taxes. Furthermore, new accounting pronouncements or new interpretations of existing accounting pronouncements (such as those described in Note 3 - Significant Accounting Policies in Notes to the Consolidated Financial Statements) can have a material impact on our effective income tax rate.

We file income tax returns and pay income taxes in jurisdictions where we believe we are subject to tax. In jurisdictions in which we do not believe we are subject to tax and therefore do not file income tax returns, we can provide no certainty that tax authorities in those jurisdictions will not subject one or more tax years (since our inception) to examination. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by us, the result of which could have a material adverse effect on our financial condition and results of operations.

We have incurred losses from continuing operations for the last five years and expect to continue to incur losses for the foreseeable future.

We generated net losses for the fiscal years ended December 31, 2011 and 2010. Although we earned net income for the fiscal years ended December 31, 2012, 2009 and 2008, we incurred a loss from continuing operations in each of those years. Our accumulated deficit at December 31, 2012 was approximately $482.4 million. Even though we expect our research and development expenses to decrease in the future due to the potential sale or out-license of our punctal plug drug delivery system, we expect to continue to incur net losses from continuing operations for the foreseeable future due to clinical development costs related to our synthetic retinoid product and no revenue generating activities. We are uncertain when or if we will be able to achieve or sustain profitability. If we are unable to achieve or sustain profitability in the future, our stock price may decline.

Our operating expenses may fluctuate, which may cause our financial results to be below expectations and the market price of our securities to decline.

Our operating expenses may fluctuate from period to period for a number of reasons, some of which are beyond our control. An increase in operating expenses could arise from any number of factors, such as:

- increased costs associated with the research and development of our product candidates;
- fluctuations in currency exchange rates; and
- product, technology or other acquisitions or business combinations.

The market price of our common shares is volatile and the value of an investment in our common shares could decline.

The market prices for securities of biotechnology companies, including QLT, have been and are likely to continue to be volatile. As a result, investors in companies such as ours often buy at high prices only to see the price drop substantially a short time later, resulting in an extreme drop in value in the holdings of these investors. Trading prices of the securities of many biotechnology companies, including us, have experienced extreme price and volume fluctuations which have, at times, been unrelated to the operating performance of the companies whose securities were affected. Some of the factors that may cause volatility in the price of our securities include:

- results of our research and development programs;
- issues with the safety or effectiveness of our product candidates;
- announcements related to our strategic restructuring, including a strategic transaction involving our punctal plug delivery system technology or return of capital to shareholders;
- announcements of technological innovations or new products by us or our competitors;
- litigation commenced against us;
- regulatory developments or delays concerning our products;
- quarterly variations in our financial results; and
- the timing and amounts of contingent consideration paid to us by third parties.

The price of our common shares may also be adversely affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in our product markets. Due to general economic conditions and the recent worldwide economic downturn, extreme price and volume fluctuations occur in the stock market from time to time that can particularly affect the prices of biotechnology companies. These extreme fluctuations are sometimes unrelated or disproportionate to the actual performance of the affected companies.

In addition, in September 2012, we announced that our Board of Directors authorized us to repurchase up to 3,438,683 shares of our common shares over the next 12 months, which is the maximum number of shares permitted to be purchased under the rules of the Toronto Stock Exchange and represents 10% of the public float. The share repurchase program has been and will be funded from existing cash on hand. By repurchasing our common shares we may reduce liquidity of our common shares in the open market and could experience increased volatility in our share price.

If we fail to manage our exposure to global financial, securities market and foreign exchange risk successfully, our operating results and financial statements could be materially impacted.

The primary objective of our investment activities is to preserve principal while at the same time maintaining liquidity and maximizing yields without significantly increasing risk. To achieve this objective, our cash equivalents are high credit quality, liquid, money market instruments. If the carrying value of our investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of our investments, which could materially harm our results of operations and financial condition. Moreover, the performance of certain securities in our investment portfolio may correlate with the credit condition of governments, government agencies, financial institutions and corporate issuers. If the credit environment were to become unstable, as it did in the second half of 2008 and throughout much of 2009, we might incur significant realized, unrealized or impairment losses associated with these investments.

The functional currency of the Company is the U.S. dollar. As a result, to the extent that foreign currency-denominated (i.e., non-USD) monetary assets do not equal the amount of our foreign currency-denominated monetary liabilities, foreign currency gains or losses could arise and materially impact our financial statements.

Any of these events could have a significant negative impact on our business and financial results.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

In conjunction with the sale of our land and building, on August 29, 2008 we entered into a five-year lease with Discovery Parks Holdings Ltd., an affiliate of Discovery Parks Trust ("Discovery Parks"), a private Canadian trust that designs and builds research facilities for the benefit of the people of British Columbia, Canada. Under the agreement, we currently lease approximately 67,000 square feet of office space in Vancouver, British Columbia, where our head office, certain research facilities and pilot manufacturing facility are located.

In connection with our former U.S. operations, we lease approximately 10,800 square feet of space at a facility in Menlo Park, California for a term expiring in 2013, previously used to support certain of our commercial and development operations. We currently do not intend to renew this lease.

Item 3. LEGAL PROCEEDINGS

From time to time we are involved in legal proceedings arising in the ordinary course of business. There are currently no material pending legal proceedings.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Share Information

Our common stock is traded in Canada on the TSX under the symbol "QLT" and in the U.S. on the NASDAQ under the symbol "QLTI." The following table sets out, for the periods indicated, the high and low closing sales prices of the common shares, as reported by the TSX and NASDAQ.

	The Toronto Stock Exchange		The NASDAQ Stock Market	
	High (CAD$)	Low (CAD$)	High (U.S.$)	Low (U.S.$)
2012				
Fourth Quarter	$ 8.10	$ 7.46	$ 8.22	$ 6.33
Third Quarter	8.51	7.31	8.60	7.45
Second Quarter	8.25	6.29	8.10	6.15
First Quarter	8.00	6.82	8.05	6.70
2011				
Fourth Quarter	$ 7.69	$ 6.61	$ 7.45	$ 6.47
Third Quarter	7.77	5.62	7.57	5.65
Second Quarter	8.01	6.58	8.52	6.75
First Quarter	8.37	6.44	8.50	6.53

The last reported sale price of the common shares on the TSX and on the NASDAQ on February 15, 2013 was CAD $8.11 and U.S. $7.92, respectively.

As of February 18, 2013, there were 1,391 registered holders of our common shares, 1,254 of whom were residents of the U.S. Of the total 50,602,104 common shares outstanding, the portion held by registered holders resident in the U.S. was 33,133,347 or 65.5%.

Share Price Performance Graph

The graph below compares cumulative total shareholder return on the common shares of QLT for the last five fiscal years with the total cumulative return of the S&P/TSX Composite Index and the NASDAQ Biotechnology Index over the same period.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
on December 31, 2007
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2007
2008
2009
2010
2011
2012
QLT Inc.
S&P/TSX Composite Index
NASDAQ Biotechnology Index

	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012
QLT Total Return	100.00	54.53	112.21	165.85	162.90	177.83
S&P/TSX Composite Index	100.00	54.53	84.85	106.00	94.62	103.62
NASDAQ Biotechnology Index	100.00	87.70	101.70	117.18	131.33	173.73

The graph above assumes $100 invested on December 31, 2007 in common shares of QLT and in each index. The returns shown above are historical and not indicative of future price performance.

The foregoing graph and chart shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Report into any filing under the Securities Act of 1933 as amended, or under the Exchange Act, except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under those Acts.

Dividend Policy

We have not declared or paid any dividends on our common shares since inception. The declaration of dividend payments is at the sole discretion of our Board of Directors. The Board of Directors may declare dividends in the future depending upon numerous factors that ordinarily affect dividend policy, including the results of our operations, our financial position and general business conditions.

Equity Plans

We incorporate information regarding the securities authorized for issuance under our equity compensation plans into this section by reference to "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Equity Compensation Plan Information."

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 2, 2012, we commenced a normal course issuer bid to repurchase up to 3,438,683 of our common shares, being 10% of our public float as of September 26, 2012, over a 12-month period. All purchases are to be effected in the open market through the facilities of the TSX or NASDAQ, and in accordance with regulatory requirements. All common shares repurchased will be cancelled. As of February 18, 2013, total repurchases under this program were 3,154,843 common shares at an average price of $7.85 per share, for a total cost of $24.8 million.

We implemented our share repurchase program pursuant to an automatic share purchase plan (the "Plan"), in accordance with applicable Canadian and US securities legislation. Under the Plan, we are able to repurchase our shares on any trading day during the share repurchase period, including during self-imposed trading blackout periods. The Plan commenced on October 2, 2012 and terminates together with our share repurchase program on or before October 1, 2013. QLT will be able to vary, suspend or terminate the Plan only if (i) it does not have material non-public information, (ii) the decision to vary, suspend or terminate the Plan is not taken during a self-imposed trading blackout period, and (iii) any variation, suspension or termination is made in accordance with the terms of the Plan and announced by way of a press release.

The following table sets forth information regarding our purchases of common shares on a monthly basis during the three months ended December 31, 2012:

ISSUER PURCHASES OF EQUITY SECURITIES				
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[(1)]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[(1)]
October 1, 2012 through October 31, 2012	881,238	$7.72	881,238	2,557,445
November 1, 2012 through November 30, 2012	484,857	$7.80	484,857	2,072,588
December 1, 2012 through December 31, 2012	381,109	$7.84	381,109	1,691,479
Total	1,747,204	$7.77	1,747,204	

[(1)] All shares were purchased pursuant to our normal course issuer bid to repurchase up to 3,438,683 of our common shares, discussed above, commenced on October 2, 2012 and expiring on October 1, 2013.

Exchange Controls and Other Limitations Affecting Holders of Common Shares

There is no limitation imposed by Canadian law or the Notice of Articles or Articles of the Company on the right of non-residents to hold or vote common shares in the Company, other than those imposed by the Investment Canada Act (Canada) (the "Investment Act"). Generally speaking, the Investment Act establishes the following two principal procedures for certain investments involving Canadian businesses, as defined by the Investment Act, by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"): either the filing of an application for review which, except in certain limited circumstances, must be filed before closing and the non-Canadian cannot complete its investment until the Minister responsible for the Investment Act has determined that the investment is "likely to be of net benefit to Canada," or the filing of a notice, which must be filed within 30 days after the completion of the investment. A notice is not subject to substantive review and is required for investments that involve either the establishment of a new Canadian business or that involve an acquisition of control of a Canadian business but the prescribed thresholds for review are not exceeded. Subject to the possible application of the national security provisions, the Investment Act does not apply to investments in existing Canadian businesses that do not result in an acquisition of control, as defined under the Investment Act.

A direct investment by a non-Canadian to acquire control of a Canadian business is a reviewable investment where the value of the assets of the corporation, based on the corporation's fiscal year immediately preceding the investment, is CAD$5 million or more. Higher limits apply for direct acquisitions by or from World Trade Organization ("WTO") member country investors, as described below.

The acquisition of a majority of the voting interests of an entity or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to common shares in the Company would be exempt from review from the Investment Act, including:

(a) acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

(c) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act was amended with the Act to Implement the Agreement Establishing the WTO to provide for special review thresholds for WTO member country investors. Under the Investment Act, a direct investment in common shares of the Company by a non-Canadian who is a WTO investor (as defined in the Investment Act) would be reviewable only if it were an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the Review Threshold). The Review Threshold is CAD $344 million for transactions closing in 2013. This amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Act to reflect inflation and real growth within Canada.

Pursuant to amendments to the Investment Act in 2009, the Minister of Industry can, within a prescribed period, require the review of an investment by a non-Canadian (even one that does not amount to an acquisition of control, and/or does not meet the Review Threshold) on grounds of whether it is likely to be injurious to national security. Ultimately, Cabinet can prohibit the completion of an investment, or require divestment of control of a completed investment, or impose terms and conditions on an investment where the investment is injurious to national security.

See also "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Certain Canadian and U.S. Federal Income Tax Information for U.S. Residents – U.S. Federal Income Tax Information."

Item 6. SELECTED FINANCIAL DATA

Annual Financial Data

The selected historical consolidated financial information presented below for each of the five years ended December 31, 2008 through to 2012, has been derived from our consolidated financial statements prepared in accordance with U.S. GAAP.

The information below has been restated for the following that have been treated as discontinued operations under U.S. GAAP:

- On September 24, 2012, we completed the sale of our Visudyne business to Valeant pursuant to an asset purchase agreement.
- In July 2012, we initiated an active plan to divest our punctal plug drug delivery system technology.

Year Ended December 31,	2012[1]	2011	2010[2]	2009[3]	2008[4]
(In thousands of U.S. dollars except per share information)					
CONSOLIDATED STATEMENT OF OPERATIONS DATA					
Research and development expenses	$ 24,578	$ 23,043	$ 11,456	$ 2,492	$ 6,955
Purchase of in-process research and development	-	-	-	7,517	-
(Loss) income from continuing operations	(42,264)	(31,379)	(9,270)	(7,645)	1,367
Net income (loss)	45,698	(30,416)	(17,539)	99,434	134,891
Basic net income (loss) per common share:					
Continuing operations	(0.84)	(0.63)	(0.18)	(0.13)	0.02
Discontinued operations	1.75	0.02	(0.15)	1.90	1.79
Net income (loss)	0.91	(0.61)	(0.33)	1.77	1.81
Diluted net income (loss) per common share:					
Continuing operations	(0.84)	(0.63)	(0.18)	(0.13)	0.07
Discontinued operations	1.75	0.02	(0.15)	1.90	1.64
Net income (loss)	0.91	(0.61)	(0.33)	1.77	1.71
CONSOLIDATED BALANCE SHEET DATA					
Cash and cash equivalents	$ 307,384	$ 205,597	$ 209,478	$ 188,114	$ 165,395
Total assets	401,218	344,544	387,783	419,637	491,758
Total shareholders' equity	388,318	329,005	372,944	404,454	343,230

For all years presented there were no cash dividends per common share.

Quarterly Financial Data[5]
(Recast due to discontinued operations)

Set out below is selected unaudited consolidated financial information for each of the fiscal quarters of 2012 and 2011.

Three Months Ended	December 31	September 30	June 30	March 31
(In thousands of U.S. dollars except per share information)				
2012[1]				
Research and development expenses	$ 4,958	$ 5,639	$ 7,465	$ 6,517
Net loss from continuing operations	(8,061)	(12,618)	(12,211)	(9,375)
Net (loss) income	(9,181)	81,460	(16,304)	(10,277)
Basic and diluted net (loss) income per common share				
Continuing operations	(0.16)	(0.25)	(0.25)	(0.19)
Discontinued operations	(0.02)	1.86	(0.08)	(0.02)
Net (loss) income	(0.18)	1.61	(0.33)	(0.21)
2011				
Research and development expenses	$ 6,258	$ 6,113	$ 5,964	$ 4,708
Net loss from continuing operations	(7,801)	(8,461)	(7,540)	(7,577)
Net loss	(6,617)	(9,106)	(6,145)	(8,549)
Basic and diluted net loss per common share				
Continuing operations	(0.16)	(0.17)	(0.15)	(0.15)
Discontinued operations	0.03	(0.01)	0.03	(0.02)
Net loss	(0.13)	(0.18)	(0.12)	(0.17)

(1) On September 24, 2012, we completed the sale of our Visudyne business to Valeant pursuant to an asset purchase agreement. We recognized a pre-tax gain of $101.4 million related to this transaction within discontinued operations for 2012. See Note 13 — Discontinued Operations and Assets Held for Sale in Notes to the Consolidated Financial Statements.

(2) For the year ended December 31, 2010, our net loss reflects a tax provision of $10.9 million which was primarily due to a net increase in our valuation allowance resulting from lack of sufficient evidence available to support our continued recognition of certain future tax benefits.

(3) On October 1, 2009, the Eligard product line was divested as part of the sale of all of the shares of our U.S. subsidiary, QLT USA. See Item 1. Business - Eligard® Contingent Consideration. We recognized a pre-tax gain of $107.4 million related to this transaction within discontinued operations for 2009.

(4) Assets related to Aczone were sold by QLT USA to Allergan Sales, LLC in July 2008 for cash consideration of $150.0 million, pursuant to the terms of a purchase agreement executed on June 6, 2008. We recognized a pre-tax gain of $118.2 million related to this transaction within discontinued operations for 2008.

On August 25, 2008, QLT USA entered into an exclusive license agreement with Reckitt Benckiser Pharmaceuticals Inc. for QLT USA's Atrigel sustained-release drug delivery technology, except for certain rights being retained by us and our prior licensees, including rights retained for use with the Eligard products. We recognized a pre-tax gain of $16.7 million related to this transaction within discontinued operations for 2008.

On August 29, 2008, we completed the sale of our land and building comprising our corporate headquarters and the adjacent undeveloped parcel of land in Vancouver to Discovery Parks for CAD$65.5 million. We recognized a pre-tax gain of $21.7 million related to this transaction in our results for 2008.

As a result of an evaluation of QLT USA's prior earnings history, expected future earnings, and gains recorded on the divestiture of Aczone and out-licensing of Atrigel, we concluded that a valuation allowance was no longer required on substantially all of QLT USA's tax assets. We recognized a reduction of our valuation allowance of $54.7 million within discontinued operations and $4.8 million within continuing operations in the third quarter of 2008.

[5] The basic and diluted income (loss) per share are determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the annual amounts disclosed in the consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the accompanying 2012 consolidated financial statements and notes thereto, which are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All of the following amounts are expressed in U.S. dollars unless otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of the Canadian securities legislation which are based on our current expectations and projections. Words such as "anticipate," "project," "potential," "goal," "believe," "expect," "forecast," "outlook," "plan," "intend," "estimate," "should," "may," "assume," "continue" and variations of such words or similar expressions are intended to identify our forward-looking statements and forward-looking information. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of QLT to be materially different from the results of operations or plans expressed or implied by such forward-looking statements and forward-looking information. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying the forward-looking statements and forward-looking information.

The following factors, among others, including those described under Item 1A. Risk Factors in Part I of this Report could cause our future results to differ materially from those expressed in the forward-looking statements and forward-looking information:

- our expectations regarding the results of our strategic restructuring;
- unanticipated negative effects of our strategic restructuring;
- our expectations regarding the timing and our ability to return capital, including under our share repurchase program;
- our ability to maintain adequate internal controls over financial reporting;
- our ability to retain or attract key employees, including a new Chief Executive Officer and Chief Financial Officer;
- the anticipated timing, cost and progress of the development of our technology and clinical trials;
- the anticipated timing of regulatory submissions for product candidates;
- the anticipated timing for receipt of, and our ability to maintain, regulatory approvals for product candidates;
- our ability to successfully develop and commercialize our programs, including our synthetic retinoid program;
- the decision by Mati not to exercise its option with respect to our punctal plug delivery system;
- Mati's failure to successfully develop and commercialize products based on our punctal plug delivery system;
- existing governmental laws and regulations and changes in, or the failure to comply with, governmental laws and regulations;
- the scope, validity and enforceability of our and third party intellectual property rights;
- the anticipated timing for receipt of, and our ability to maintain, orphan drug designations for our product candidates, particularly our synthetic retinoid;
- receipt of all or part of the contingent consideration pursuant to the stock purchase agreement entered into with Tolmar, which is based on anticipated levels of future sales of Eligard®;
- receipt of all or part of the contingent consideration pursuant to the asset purchase agreement with Valeant, which is based on future sales of Visudyne® outside of the United States, sales attributable to any new indications for Visudyne and the receipt of regulatory approval of the Qcellus™ laser, which is currently under development;
- our ability to effectively market and sell any future products;
- our ability to perform our obligations under the Visudyne Transition Services Agreement with Valeant;
- changes in estimates of prior years' tax items and results of tax audits by tax authorities; and
- unanticipated future operating results.

Although we believe that the assumptions underlying the forward-looking statements and forward-looking information contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements and information included in this Annual Report may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements and forward-looking information included herein, the inclusion of such statements and information should not be regarded as a representation by us or any other person that the results or conditions described in such statements and information or our objectives and plans will be achieved. Any forward-looking statement and forward-looking information speaks only as of the date on which it is made. Except to fulfill our obligations under the applicable securities laws, we undertake no obligation to update any such statement or information to reflect events or circumstances occurring after the date on which it is made.

Overview

Corporate Restructuring

QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. On July 9, 2012, as a result of a comprehensive business and portfolio review by our Board of Directors, we announced a new corporate strategy and plans to restructure our operations in order to concentrate our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with the strategic restructuring of the Company, over the course of 2012 we completed a significant reduction in force of approximately 178 employees, or 83%, with the remaining employees principally focused on the development of QLT091001.

In connection with the restructuring, following the departure of Robert Butchofsky, the Company's former President and Chief Executive Officer, on August 2, 2012, the Board formed an Executive Transition Committee currently composed of Directors Jeffrey Meckler and Dr. John Kozarich to lead the Company until a permanent Chief Executive Officer is appointed. Jeffrey Meckler serves as Chairman of the Committee.

Return of Capital

In connection with the strategic restructuring, our Board of Directors has authorized a return of $100.0 million in capital to shareholders as soon as practicable. On October 2, 2012 we commenced a normal course issuer bid to repurchase up to 3,438,683 of our common shares, being 10% of our public float as of September 26, 2012, over a 12-month period. The share repurchase program was implemented pursuant to an automatic share purchase plan, in accordance with applicable Canadian and U.S. securities legislation. All purchases are to be effected in the open market through the facilities of the Toronto Stock Exchange or NASDAQ Stock Market, and in accordance with regulatory requirements. All common shares repurchased will be cancelled. As of February 18, 2013, total repurchases under this program were 3,154,843 common shares at an average price of $7.85 per share, for a total cost of $24.8 million. The Board is currently evaluating a number of other options to most efficiently and effectively implement the return of capital.

Sales of Assets and Discontinued Operations

In September 2012, in connection with the strategic restructuring, we sold our only commercial product, Visudyne®, to Valeant Pharmaceuticals International, Inc. ("Valeant"). Pursuant to the asset purchase agreement between the Company and Valeant ("the Valeant Agreement'), we sold all of our assets related to our Visudyne business, including the Qcellus laser then under development by us, for $112.5 million in upfront consideration, contingent payments up to $20 million, and a royalty on net sales of new indications for Visudyne, if any should be approved. We will be entitled to the contingent payments upon the achievement of certain milestones, including: (i) $5 million upon receipt of the laser-related registration (the "Laser Registration") required for commercial sale of the Qcellus laser in the United States by December 31, 2013, $2.5 million if the laser registration is obtained after December 31, 2013 but before January 1, 2015 and $0 if the laser registration is obtained thereafter and (ii) up to $5 million in each calendar year commencing January 1, 2013 (up to a maximum of $15 million in the aggregate) for annual net royalties exceeding $8.5 million received by Valeant under the license agreement with Novartis Pharma AG ("Novartis"), which we transferred to Valeant in connection with the sale, or from other third-party sales of Visudyne outside of the United States. The Valeant Agreement provides that $7.5 million of the purchase price will be held in escrow for one year following the closing date to satisfy indemnification claims that Valeant may have under the Valeant Agreement. This amount is reflected as Restricted Cash on our Consolidated Balance Sheet.

On December 24, 2012, we entered into an exclusive option agreement with Mati Therapeutics Inc. ("Mati") pursuant to which we granted Mati a 90-day option to acquire assets related to our punctal plug delivery system in exchange for $0.5 million. The option may be extended by Mati for up to three successive 30-day periods upon payment of an additional $0.1 million for each extension. Should Mati exercise the option, QLT and Mati will enter into an asset purchase agreement and, subject to the satisfaction of the conditions to closing contained therein, we will be entitled to a closing payment of $0.8 million, potential payments upon the satisfaction of certain product development and commercialization milestones that could reach $19.5 million (or exceed that amount if more than two products are commercialized), a low single digit royalty on world-wide net sales of all products using or developed from the Technology and a fee on payments received by Mati in respect of the punctal plug delivery system technology other than net sales.

On October 1, 2009, we divested the Eligard® line of products to TOLMAR Holding, Inc. ("Tolmar") as part of the sale of all of the shares of our U.S. subsidiary, QLT USA, Inc. ("QLT USA"). Pursuant to the stock purchase agreement, we are entitled to future consideration payable quarterly in amounts equal to 80% of the royalties paid under the license agreement with Sanofi Synthelabo Inc. ("Sanofi") for the commercial marketing of Eligard in the U.S. and Canada, and the license agreement with MediGene Aktiengesellschaft ("MediGene"), which, effective March 1, 2011, was assigned to Astellas Pharma Europe Ltd. ("Astellas"), for the commercial marketing of Eligard in Europe. The estimated fair value of the expected future quarterly payments is reflected as Contingent Consideration on our Consolidated Balance Sheet. We are entitled to these quarterly payments until the earlier of our receipt of $200.0 million or October 1, 2024. As of December 31, 2012, we had received an aggregate $123.3 million of contingent consideration.

Research and Development

We devote significant resources to our research and development programs. See Item 1. Business - Overview - Research and Development.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods presented. Significant estimates are used for, but not limited to, the fair value of contingent consideration, allocation of overhead expenses to research and development, stock-based compensation, restructuring costs and provisions for taxes, tax assets and liabilities. Actual results may differ from estimates made by management. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include those which follow:

Stock-Based Compensation

ASC topic 718 requires stock-based compensation to be recognized as compensation expense in the statement of earnings based on their fair values on the date of the grant, with the compensation expense recognized over the period in which a grantee is required to provide service in exchange for the stock award. Compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date.

We use the Black-Scholes option pricing model to estimate the value of our stock option awards at each grant date. The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. We project expected volatility and expected life of our stock options based upon historical and other economic data trended into future years. The risk-free interest rate assumption is based upon observed interest rates appropriate for the terms of our stock options.

For the year ended December 31, 2012, stock based compensation of $5.8 million was expensed as follows: $1.5 million to research and development costs, $1.8 million to selling, general and administrative costs, and $2.4 million to discontinued operations. The weighted average assumptions used for options granted during 2012 included a volatility factor of 46.8%, a 3.8 year term until exercise, and a 1.0% risk-free interest rate.

For the year ended December 31, 2011, stock based compensation of $3.0 million was expensed as follows: $0.7 million to research and development costs, $1.3 million to selling, general and administrative costs, and $0.9 million to discontinued operations. The weighted average assumptions used for options granted during 2011 included a volatility factor of 48.8%, a 3.7 year term until exercise, and a 2.1% risk-free interest rate.

Research and Development

Research and development ("R&D") costs are expensed as incurred and consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses associated with our various R&D programs. Overhead expenses comprise general and administrative support provided to the R&D programs and involve costs associated with support activities such as rent, facility maintenance, utilities, office services, information technology, legal, accounting and human resources. Significant management judgment is required in the selection of an appropriate methodology for the allocation of overhead expenses. Our methodology for the allocation of overhead expenses utilizes the composition of our workforce as the basis for our allocation. Specifically, we determine the proportion of our workforce that is dedicated to R&D activities and allocate to R&D expense the equivalent proportion of overhead expenses. We consider this method the most reasonable method of allocation based on the nature of our business and workforce. Changes in the composition of our workforce and the types of support activities are factors that can influence our allocation of overhead expenses. Costs related to the acquisition of development rights for which no alternative use exists are classified as research and development and expensed as incurred. Patent application, filing and defense costs are also expensed as incurred.

Income Taxes

Income taxes are reported using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (i) differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and (ii) operating loss and tax credit carryforwards using applicable enacted tax rates. An increase or decrease in these tax rates will increase or decrease the carrying value of future net tax assets resulting in an increase or decrease to net income. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes. Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years' items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, changes in financial statement presentation related to discontinued operations, and changes in overall levels of pre-tax earnings. The realization of our deferred tax assets is primarily dependent on generating sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

We record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. We have recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will be sustained upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See Note 12 - Income Taxes in Notes to the Consolidated Financial Statements.

Contingent Consideration

Contingent consideration arising from the sale of QLT USA and from the sale of our Visudyne business is measured at fair value. The contingent consideration is revalued each reporting period and changes are included in continuing operations.

To estimate the fair value of contingent consideration at December 31, 2012, we used a discounted cash flow model based on estimated timing and amount of future cash flows, discounted using a cost of capital of 8% for the contingent consideration related to the Eligard and Visudyne royalties and 3.5% for the contingent consideration related to the Laser Registration, determined by management after considering available market and industry information. Future cash flows were estimated by utilizing external market research to estimate market size, to which we applied market share, pricing and foreign exchange assumptions based on historical sales data, expected competition and current exchange rates. If the discount rate were to increase by 1%, the contingent consideration related to the sale of QLT USA would decrease by $0.7 million, from $71.2 million to $70.5 million and the contingent consideration related to the sale of our Visudyne business would decrease by a negligible amount. If estimated future sales of Eligard were to decrease by 10%, the contingent consideration related to the sale of QLT USA would decrease by $0.5 million, from $71.2 million to $70.7 million. If estimated future sales of Visudyne were to decrease by 10%, the contingent consideration related to the sale of our Visudyne business would decrease by $0.6 million, from $5.2 million to $4.6 million. Additionally, the fair value change in contingent consideration is positively impacted by the passage of time since the remaining cash flows are closer to collection, thereby increasing their present value.

Recently Issued and Recently Adopted Accounting Standards

See Note 3 - Significant Accounting Policies in Notes to the Consolidated Financial Statements for a discussion of new accounting standards.

COMPARISON OF YEARS ENDED DECEMBER 31, 2012 AND 2011

The following table sets out our net income (loss) for the years ended December 31, 2012 and 2011.

(In thousands of U.S. dollars, except per share data)	Year ended December 31, 2012	Year ended December 31, 2011
Net income (loss)	$ 45,698	$ (30,416)
Basic and diluted net income (loss) per common share	$ 0.91	$ (0.61)

Detailed discussion and analysis of our results of operations are as follows:

Expenses

Research and Development

R&D expenditures increased 6.7% to $24.6 million for the year ended December 31, 2012 compared to $23.0 million in the same period in 2011. The increase was primarily due to a $1.2 million charge related to accelerated vesting of employee stock options resulting from the election of a new Board of Directors at the Company's annual meeting of shareholders on June 4, 2012 and higher spending on our synthetic retinoid program.

R&D expenditures by therapeutic area were as follows:
(Recast due to discontinued operations)

(In thousands of U.S. dollars)	2012	2011	2010
Ocular			
QLT091001	$ 24,578	$ 23,043	$ 9,483
QLT091568	-	-	1,716
Ocular Total	24,578	23,043	11,199
Dermatology and Other	-	-	257
	$ 24,578	$ 23,043	$ 11,456

Total costs incurred through December 31, 2012 with respect to our significant products under development in the ocular therapeutic areas are: $75.8 million with respect to QLT091001, and $1.7 million with respect to QLT091568 (Beta Blocker Glaucoma Program), which we discontinued development of in October 2010.

See Item 1. Business - Research and Development and Item 1. Business - Our Products In Development for a description of our significant development programs.

Research and Development Expenditures related to our Visudyne business and our punctal plug delivery system are included in discontinued operations. See Note 13 – Discontinued Operations and Assets Held for Sale in Notes to the Consolidated Financial Statements.

Selling, General and Administrative Expenses

For the year ended December 31, 2012, selling, general and administration ("SG&A") expenses decreased 11.6% to $15.1 million compared to $17.1 million for the same period in 2011. The decrease was primarily due to savings resulting from a reduction in our workforce, partially offset by an increase due to a $0.9 million charge related to accelerated vesting of employee stock options resulting from the election of a new Board of Directors at the company's annual meeting of shareholders on June 4, 2012, and a $0.3 million charge related to accelerated vesting of the previous directors deferred stock units.

Depreciation

For the year ended December 31, 2012, depreciation expense decreased 9.8% to $1.2 million compared to $1.3 million for the same period in 2011. The decrease was primarily due to property, plant and equipment write-downs of $1.1 million resulting from our restructuring announced in July 2012.

Restructuring charges

During the year ended December 31, 2012, we restructured our operations in order to concentrate our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. Following the sale of Visudyne to Valeant, we further reduced our workforce to better align the Company's resources with our corporate objectives. We provided or will provide approximately 178 affected employees with severance and support to assist with outplacement. As a result, we recorded $16.9 million of restructuring charges ($3.1 million of which was included in discontinued operations) which included property, plant and equipment write-downs of $1.1 million and contract termination costs of $1.3 million. Annualized operating savings as a result of the restructuring are expected to be approximately $24.5 million related to the reduction in force and approximately $0.6 million related to depreciation on assets written-down or held for sale.

Investment and Other Income (Expense)

Net Foreign Exchange (Losses) Gains

For the years ended December 31, 2012 and 2011, net foreign exchange (losses) gains represent the impact of foreign exchange fluctuations on our monetary assets and liabilities that are denominated in currencies other than the U.S. dollar (principally the Canadian dollar). See Liquidity and Capital Resources – Interest and Foreign Exchange Rates below.

Interest Income

For the year ended December 31, 2012, interest income decreased 63.8% to $0.2 million compared to $0.7 million for the same period in 2011. The decrease occurred primarily because the prior period included $0.5 million of interest earned on the mortgage receivable from Discovery Parks Holdings Ltd. which was paid in January 2012.

Fair Value Change in Contingent Consideration

As part of the sale of all of the shares of QLT USA to Tolmar, we are entitled to receive up to $200.0 million in consideration payable on a quarterly basis in amounts equal to 80% of the royalties paid under the license agreements with each of Sanofi and Astellas (formerly with MediGene) for the commercial marketing of Eligard in the U.S., Canada, and Europe. At December 31, 2012, there was $76.7 million remaining to be paid to us by Tolmar. The fair value of this amount, $71.2 million, is reported as part of Contingent Consideration on our Consolidated Balance Sheet, and is estimated using a discounted cash flow model.

On September 24, 2012, we completed the sale of our Visudyne business to Valeant pursuant to the Valeant Agreement. Under the terms of the Valeant Agreement, we received a payment of $112.5 million at closing (including $7.5 million held in an escrow account for one year) and are also eligible to receive additional amounts of up to $5.0 million in contingent payments relating to the Laser Registration, up to $15.0 million in contingent payments relating to royalties on sales of Visudyne under the Novartis Agreement or from other third party sales of Visudyne outside of the U.S. and a royalty on net sales of new indications for Visudyne, if any should be approved. The fair value of these amounts, $5.2 million, is reported as part of Contingent Consideration on our Consolidated Balance Sheet, and is estimated using a discounted cash flow model.

Contingent consideration is revalued at each reporting period and is positively impacted each period by the passage of time, since all remaining expected cash flows move closer to collection, thereby increasing their present value. The fair value change in contingent consideration is also impacted by the projected amount and timing of expected future cash flows and by the cost of capital used to discount these cash flows.

For the year ended December 31, 2012, the fair value change in contingent consideration decreased by $1.9 million to $8.2 million compared to $10.1 million for the same period in 2011. The decrease occurred primarily because the fair value change diminishes each period as the outstanding balance owed to us decreases offset by the decrease in the cost of capital used to discount these cash flows in 2012.

The decrease occurred primarily because the fair value change diminishes each period as the outstanding balance owed to us decreases, offset by the decrease in the cost of capital used to discount these cash flows in 2012.

Other Gains

For the year ended December 31, 2011, other gains included $0.4 million related to an R&D tax grant and a $0.3 million milestone related to the sale and out-license of certain non-core assets in 2010.

Income from Discontinued Operations, Net of Income Taxes

As a result of our comprehensive business and portfolio review in July 2012, we announced a new corporate strategy and plans to restructure our operations in order to concentrate our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with this strategic restructuring of the Company, we engaged a financial advisor to explore the sale of our punctal plug drug delivery system technology and to determine whether to divest our business related to our commercial product, Visudyne®. On September 24, 2012, we completed the sale of our Visudyne business to Valeant pursuant to the Valeant Agreement. On December 24, 2012, we entered into an exclusive option agreement with Mati Therapeutics Inc. ("Mati"), under which we granted Mati a 90-day option to acquire assets related to our PPDS technology in exchange for $0.5 million.

In accordance with the accounting standard for discontinued operations, the results of operations relating to both our punctal plug drug delivery system technology and our Visudyne business have been excluded from continuing operations and reported as discontinued operations for all periods presented.

For the year ended December 31, 2012, income from discontinued operations, net of taxes, was $88.0 million up from $1.0 million reported in 2011. The increase was driven by a pre-tax gain of $101.4 million on the divestment of our Visudyne® business during the third quarter of 2012. See Note 13 – Discontinued Operations and Assets Held for Sale in Notes to the Consolidated Financial Statements.

Income Taxes

The recovery for income taxes for the year ended December 31, 2012 of $3.9 million, related primarily to recognition of the tax benefit of our operating losses from continuing operations. As a result of the sale of our Visudyne business to Valeant in the year, we benefited a portion of our operating losses from continuing operations. The tax provision for income taxes on discontinued operations for the year ended December 31, 2012 of $5.8 million, related primarily to recognition of the tax cost of utilizing the tax shield associated with our operating losses realized in continuing operations and also reflected that substantially all of the remaining balance of the tax impact of the gain on sale from discontinued operations was offset by tax basis and other tax attributes which previously had a valuation allowance.

In contrast to the above-mentioned current period recovery on which reflected the benefiting of a portion of our operating losses as a result of the gain on sale of our Visudyne business, the provision for income taxes for the year ended December 31, 2011 of $1.2 million reflected that insufficient evidence existed to support current or future realization of the tax benefits associated with our development expenditures and related primarily to a drawdown of the tax asset associated with the current period gain on the fair value change of the contingent consideration.

The net deferred tax asset of $1.0 million as of December 31, 2012 was largely the result of contingent consideration, and other temporary differences against which a valuation allowance was not applied.

As of December 31, 2012, we had a valuation allowance against specifically identified tax assets. The valuation allowance is reviewed periodically and if management's assessment of the "more likely than not" criterion for accounting purposes changes, the valuation allowance is adjusted accordingly. See Note 12 - Income Taxes in Notes to the Consolidated Financial Statements.

COMPARISON OF YEARS ENDED DECEMBER 31, 2011 AND 2010

The following table sets out our net loss for the years ended December 31, 2011 and 2010.

(In thousands of U.S. dollars, except per share data)	Year ended December 31, 2011	Year ended December 31, 2010
Net loss	$ (30,416)	$ (17,539)
Basic and diluted net loss per common share	$ (0.61)	$ (0.33)

Detailed discussion and analysis of our results of operations are as follows:

Expenses

Research and Development

R&D expenditures increased 101.1% to $23.0 million for the year ended December 31, 2011 compared to $11.5 million in the same period in 2010. The increase was primarily due to higher spending on our synthetic retinoid program, offset by no spending on QLT091568.

Selling, General and Administrative Expenses

For the year ended December 31, 2011, SG&A expenses increased 22.9% to $17.1 million compared to $13.9 million for the same period in 2010. The increase was primarily due to increased spending on commercial operations.

Depreciation

For the year ended December 31, 2011, depreciation expense increased 20.2% to $1.3 million compared to $1.1 million for the same period in 2010. The increase primarily related to property, plant and equipment purchased in 2011.

Investment and Other Income (Expense)

Net Foreign Exchange (Losses) Gains

For the years ended December 31, 2011 and 2010, net foreign exchange (losses) gains represent the impact of foreign exchange fluctuations on our monetary assets and liabilities that are denominated in currencies other than the U.S. dollar (principally the Canadian dollar). See Liquidity and Capital Resources – Interest and Foreign Exchange Rates below.

Interest Income

For the year ended December 31, 2011, interest income decreased 63.3% to $0.7 million compared to $1.8 million for the same period in 2010. The decrease occurred primarily because the prior period included $0.7 million of interest earned on the note receivable from Tolmar which was collected on October 1, 2010 in connection with the sale of QLT USA to Tolmar on October 1, 2009.

Fair Value Change in Contingent Consideration

In connection with the sale of all of the shares of QLT USA to Tolmar, as at December 31, 2011, there was $113.9 million remaining in contingent consideration to be paid to us by Tolmar. The fair value of this amount, $99.9 million, is reported as Contingent Consideration on our Consolidated Balance Sheet, and is estimated using a discounted cash flow model. Contingent consideration is revalued at each reporting period and is positively impacted each period by the passage of time, since all remaining expected cash flows move closer to collection, thereby increasing their present value. The fair value change in contingent consideration is also impacted by the projected amount and timing of expected future cash flows and by the cost of capital used to discount these cash flows.

For the year ended December 31, 2011, the fair value change in contingent consideration decreased by $6.4 million to $10.1 million compared to $16.5 million for the same period in 2010. Approximately $3.5 million of the decrease occurred because the fair value change diminishes each period as the outstanding balance owed to us decreases. Additionally, the fair value change in 2010 benefited from increases in the cash flow projections (primarily due to higher demand forecasted in Europe) and from higher-than-projected cash collections throughout the year.

Other Gains

For the year ended December 31, 2011, other gains included $0.4 million related to an R&D tax grant and a $0.3 million milestone related to the sale and out-license of certain non-core assets in 2010.

For the year ended December 31, 2010, other gains included $0.3 million related to the sale and out-license of certain non-core assets and $0.2 million related to receipt of an R&D tax grant.

Income from Discontinued Operations, Net of Income Taxes

For the year ended December 31, 2011, income from discontinued operations, net of taxes was $1.0 million compared to a loss of $8.3 million for the same period in 2010. The change was primarily due to a lower provision for income taxes in 2011 of $1.6 million compared to $8.8 million in 2010, partially offset by lower total revenues in 2011. Income taxes were higher in 2010 primarily due to differences in the overall mix of income and losses (reported within discontinued operations) among the different jurisdictions in which we operate and the application of a valuation allowance in such jurisdiction in which we incurred a loss in connection with our research and development expenditures.

Income Taxes

The provision for income taxes was $1.2 million for the year ended December 31, 2011, compared to $2.1 million for the same period in 2010. The change in the effective tax rate was primarily because of the application of a valuation allowance against Canadian tax assets in each year. During 2011, as insufficient evidence existed to support current or future realization of the tax benefits associated with development expenditures as well as certain other current period expenditures, the benefit of certain tax assets was not recognized in the period. The $1.2 million provision for income taxes related primarily to a drawdown of the tax asset associated with the current period gain on the fair value change of the contingent consideration.

The net 2011 deferred tax asset of $2.7 million was largely the result of contingent consideration, certain loss carryforwards and other temporary differences against which a valuation allowance was not applied.

We had a valuation allowance against specifically identified tax assets. The valuation allowance is reviewed periodically and if management's assessment of the "more likely than not" criterion for accounting purposes changes, the valuation allowance is adjusted accordingly. See Note 12 - Income Taxes in Notes to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

General

Over the next two years, we expect our cash resources and working capital, cash from divestitures, cash from the collection of the contingent consideration, and other available financing resources to be sufficient to fund current product research and development, operating requirements, liability requirements, milestone payments, restructuring and change in control payments related to changes in corporate strategy, and return of capital to shareholders, including repurchases of our common shares.

If adequate capital is not available, our business could be materially and adversely affected. Factors that may affect our future capital availability or requirements include: return of capital to shareholders including future share repurchases; the status of competitors and their intellectual property rights; levels of future sales of Eligard and our receipt of contingent consideration under the QLT USA stock purchase agreement with Tolmar; levels of future sales of Visudyne and receipt of contingent consideration under the asset purchase agreement with Valeant; the progress of our R&D programs, including preclinical and clinical testing; the timing and cost of obtaining regulatory approvals; the levels of resources that we devote to the development of manufacturing and other support capabilities; technological advances; the cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; pre-launch costs related to commercializing our products in development; acquisition and licensing activities; milestone payments and receipts; and our ability to establish collaborative arrangements with other organizations.

Sources and Uses of Cash

We finance operations, product development and capital expenditures primarily through existing cash, sales of assets and interest income.

For the year ended December 31, 2012, we used $41.6 million in cash from operations as compared to $16.6 million for the same period in 2011. The $25.0 million negative cash flow variance is primarily attributable to:

- A negative cash flow variance from restructuring costs of $14.9 million;
- A negative operating cash flow variance from lower cash receipts from product sales and royalties of $11.0 million;
- A negative operating cash flow variance from proceeds related to the fair value change in contingent consideration of $1.9 million;
- A negative operating cash flow variance from lower net tax recoveries of $1.6 million;
- A negative operating cash flow variance from lower other income of $1.6 million; and
- A positive operating cash flow variance from lower operating and inventory related expenditures of $6.0 million.

During the year ended December 31, 2012, cash flows provided by investing activities consisted of net proceeds from the sale of Visudyne of $101.5 million, proceeds on collection of contingent consideration of $28.9 million, proceeds from collection of the mortgage receivable of $5.9 million, proceeds related to the 90-day option granted to Mati to acquire assets related to our punctal plug delivery system of $0.5 million and proceeds related to the out-license and sale of certain non-core assets of $0.3 million, offset by capital expenditures of $0.9 million.

For the year ended December 31, 2012, cash flows provided by financing activities consisted of $20.4 million received for the issuance of common shares related to the exercise of stock options, offset by common shares repurchased for $13.1 million.

The Board of Directors has authorized a return of $100.0 million in capital to shareholders as soon as practicable. On October 2, 2012 we commenced a normal course issuer bid to repurchase up to 3,438,683 of our common shares, being 10% of our public float as of September 26, 2012, over a 12-month period. All purchases are to be effected in the open market through the facilities of the Toronto Stock Exchange or NASDAQ Stock Market, and in accordance with regulatory requirements. All common shares repurchased will be cancelled. As of February 18, 2013, total repurchases under this program were 3,154,843 common shares at an average price of $7.85 per share, for a total cost of $24.8 million. The Board is currently evaluating a number of other options to most efficiently and effectively implement the return of capital.

Interest and Foreign Exchange Rates

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. At December 31, 2012, we had $307.4 million in cash and cash equivalents and our cash equivalents had an average remaining maturity of approximately 11 days. If market interest rates were to increase immediately and uniformly by one hundred basis points from levels at December 31, 2012, the fair value of the cash equivalents would decline by an immaterial amount due to the short remaining maturity period.

The functional currency of QLT Inc. and its U.S. subsidiaries is the U.S. dollar, therefore our U.S. dollar-denominated cash and cash equivalents holdings do not result in foreign currency gains or losses in operations. To the extent that QLT Inc. holds a portion of its monetary assets and liabilities in Canadian dollars, we are subject to translation gains and losses. These translation gains and losses are included in operations for the period.

At December 31, 2012, we had no outstanding forward foreign currency contracts.

Contractual Obligations

In the normal course of business, we enter into purchase commitments related to daily operations. In addition, we have entered into operating lease agreements related to office space, vehicles and office equipment. The minimum annual commitments related to these agreements are as follows:

(in thousands of U.S. dollars)	Payments due by period				
Contractual Obligations [1]	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating Leases [2]	$ 1,491	$ 1,338	$ 153	$ -	$ -
Purchase Obligations [3] [4]	7,129	7,129	-	-	-
Total	$ 8,620	$ 8,467	$ 153	$ -	$ -

(1) At December 31, 2012, we had approximately $1.9 million of long-term liabilities associated with uncertain tax positions. At this time, we are unable to make a reasonably reliable estimate of the timing of future payments, if any, due to uncertainties in the timing of future outcomes of tax audits that may arise. As a result, uncertain tax liabilities are not included in the table above.

(2) Operating leases comprise our long-term leases of office space, photocopiers and motor vehicles. In conjunction with the sale of our land and building, in September 2008 we entered into a five-year operating lease with Discovery Parks for office and laboratory space. In connection with our former U.S. operations, in May 2009 we entered into a four-year operating lease with AMB Property, L.P, to support certain of our previous commercial and development operations.

(3) Purchase obligations comprise $3.2 million in ongoing research contracts with third-party organizations and $4.0 million in other outstanding purchase commitments related to the normal course of business. Although all of our material research contracts with third-party organizations are cancelable, we do not intend to cancel such contracts. These amounts reflect commitments based on existing contracts and do not reflect any future modifications to, or terminations of, existing contracts or anticipated or potential new contracts.

(4) We have also committed to make potential future milestone payments to third parties as part of our licensing, development, and purchase agreements. Payments under these arrangements generally become due and payable upon achievement of certain developmental, regulatory or commercial milestones. The achievement of these milestones is not probable and therefore, not included in the table above. See Item 1. Business – Our Products in Development, QLT091001- Synthetic Retinoid Program, and Punctal Plug Drug Delivery System.

Off-Balance Sheet Arrangements

In connection with the sale of assets and businesses, we provide indemnities with respect to certain matters, including product liability, patent infringement, contractual breaches and misrepresentations, and we provide other indemnities to third parties under the clinical trial, license, service, manufacturing, supply, distribution and other agreements that we enter into in the normal course of our business. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnities are generally subject to threshold amounts, specified claims periods and other restrictions and limitations.

Except as described above and the contractual arrangements described in the Contractual Obligations section above, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CERTAIN CANADIAN AND U.S. FEDERAL INCOME TAX INFORMATION FOR U.S. RESIDENTS

The following is a summary of certain Canadian and U.S. federal income tax considerations applicable to holders of common shares of the Company. These tax considerations are stated in brief and general terms and are based on Canadian and U.S. law currently in effect. There are other potentially significant Canadian and U.S. federal income tax considerations and provincial, state and local income tax considerations with respect to ownership and disposition of the common shares which are not discussed herein. The tax considerations relative to ownership and disposition of the common shares may vary from shareholder to shareholder depending on the shareholder's particular status. Accordingly, shareholders and prospective shareholders are encouraged to consult with their tax advisors regarding tax considerations which may apply to the particular situation.

Canadian Federal Tax Information

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a holder of common shares of the Company who, at all relevant times, for purposes of the *Income Tax Act* (Canada) (the "Canadian Tax Act") (i) is not, or is not deemed to be, a resident of Canada, (ii) holds the common shares as capital property, (iii) deals at arm's length with, and is not affiliated with, the Company and (iv) does not and will not use or hold, and is not and will not be deemed to use or hold, common shares of the Company in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Common shares of the Company will generally be considered to be capital property to a holder thereof, unless the shares are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade.

Dividends paid, deemed to be paid, or credited on the common shares held by Non-Resident Holders will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced by an applicable income tax convention or treaty. The *Canada-U.S. Income Tax Convention (1980)* (the "Convention") provides that the withholding tax rate on dividends paid on the common shares to U.S. residents who qualify for the benefit of the Convention will generally be reduced to 15% of the gross amount of the dividend.

A Non-Resident Holder will generally not be subject to Canadian income tax in respect of any gain realized on the disposition of common shares unless the common shares constitute "taxable Canadian property" to such Non-Resident Holder and such Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Generally, provided the common shares are then listed on a designated stock exchange for purposes of the Canadian Tax Act (which includes the TSX and the NASDAQ), the common shares will not be "taxable Canadian property" to a Non-Resident Holder unless, at any particular time during the 60-month period immediately preceding the disposition (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by such Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length, or any combination thereof and (ii) the shares derived more than 50% of their fair market value directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties or timber resource properties (as defined in the Canadian Tax Act), or options in respect of, or interests or rights in any of the foregoing. A gain realized upon the disposition of the common shares by a U.S. resident who qualifies for the benefits of the Convention that is otherwise subject to Canadian tax may be exempt from Canadian tax under the Convention.

Where the common shares are disposed of by way of an acquisition of such common shares by the Company, other than a purchase in the open market in the manner in which common shares normally would be purchased by any member of the public in the open market, the amount paid by the Company in excess of the paid-up capital of such common shares will be treated as a dividend and will be subject to non-resident withholding tax as described above.

U.S. Federal Income Tax Information

Special U.S. federal income tax rules apply to "U.S. Holders" (as defined below) of stock of a "passive foreign investment company" (a "PFIC"). As previously disclosed, the Company believes, but cannot offer any assurance, that it was classified as a PFIC for one or more taxable years prior to 2000, and that it was not a PFIC during any of the taxable years from the taxable year ended December 31, 2000 through the taxable year ended December 31, 2007. The Company further believes that it was a PFIC for the taxable years ended December 31, 2008 through 2012, which significantly impacts the U.S. federal income tax consequences to U.S. Holders. The Company is uncertain regarding its potential PFIC status for the taxable year ending December 31, 2013. The Company's actual PFIC status for a given taxable year will not be determinable until the close of such year and, accordingly, no assurances can be given regarding the Company's PFIC status in 2013 or any future year. See further discussion of the PFIC rules below. In addition, the following assumes that the common shares are held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary is of a general nature only and is not intended for non-U.S. Holders. Furthermore, it is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder, and it does not address U.S. federal income tax considerations that may be relevant to U.S. Holders that are subject to special treatment under U.S. federal income tax law. U.S. Holders are urged to consult their own tax advisors as to the tax consequences in their particular circumstances.

U.S. Holders

A "U.S. Holder" is a holder of the Company's common shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any U.S. state or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the income's source; or (iv) a trust (a) if a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust's substantial decisions; or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Sale or Other Disposition of Common Shares

Subject to different treatment pursuant to the PFIC rules discussed below, if a U.S. Holder engages in a sale, exchange or other taxable disposition of such U.S. Holder's common shares, (i) such U.S. Holder will recognize gain or loss equal to the difference between the amount realized by such U.S. Holder and such U.S. Holder's adjusted tax basis in the common shares, (ii) any such gain or loss will be capital gain or loss, and (iii) such capital gain or loss will be long-term capital gain or loss if the holding period of the common shares exceeds one year as of the date of the sale. Such gain generally is treated as U.S. source gain for U.S. foreign tax credit limitation purposes.

If the Company purchases common shares from a U.S. Holder, such transaction will be treated as a taxable sale or exchange of the common shares by the U.S. Holder if the transaction meets certain conditions under U.S. federal income tax rules, or otherwise will be treated as a distribution by the Company in respect of the U.S. Holder's common shares, as described below.

Distributions on Common Shares

Subject to different treatment pursuant to the PFIC rules discussed below, a distribution with respect to our common shares generally will be treated as a dividend, taxable as ordinary income, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. In general, to the extent that the amount of the distribution exceeds the Company's current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital that will reduce the holder's tax basis in the holder's common shares, and to the extent of any remaining portion in excess of such tax basis, the excess will be taxable as capital gain. Any such capital gain will be long-term capital gain if the U.S. Holder has held the common shares for more than one year at the time of the distribution. However, under proposed U.S. Treasury regulations regarding the treatment of PFICs, a purchase of common shares from a U.S. Holder by the Company that does not qualify as a "sale or exchange" under U.S. federal income tax rules, and hence is treated as a distribution, is in fact treated as a distribution in full for PFIC purposes regardless of whether there are any earnings and profits.

A dividend received by a corporate U.S. Holder generally will not be eligible for a dividends-received deduction. In addition, a dividend received by an individual U.S. Holder will not qualify for the 15% reduced maximum rate if the Company is a PFIC in the year in which the dividend is paid or in the preceding year.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to our common shares will constitute "passive category income" or, in the case of certain U.S. Holders, "general category income."

Passive Foreign Investment Company

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either 75% or more of its gross income is "passive income" (the income test) or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income (the asset test). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets.

The Company believes that it may be deemed a PFIC for 2008 through 2012. Please be aware that the Company's status as a PFIC can have significant adverse tax consequences for U.S. Holders.

A U.S. Holder that holds common shares while the Company is a PFIC may be subject to increased tax liability upon the sale, exchange or other disposition of the common shares or upon the receipt of certain distributions, regardless of whether the Company is a PFIC in the year in which such disposition or distribution occurs. These adverse tax consequences will not apply, however, if (i) a U.S. Holder timely filed and maintained (and in certain cases, continues to maintain), or timely files and maintains, as the case may be, a qualified electing fund ("QEF") election to be taxed annually on the U.S. Holder's *pro rata* portion of the Company's earnings and profits, (ii) the U.S. Holder timely made or makes, as the case may be, a mark-to-market election as described below, or (iii) a U.S. Holder is eligible to make a "purging" election and timely does so, as described below.

The adverse tax consequences include:

(a) "Excess distributions" by the Company are subject to the following special rules. An excess distribution generally is the excess of the amount a PFIC distributes to a shareholder during a taxable year over 125% of the average amount it distributed to the shareholder during the three preceding taxable years or, if shorter, the part of the shareholder's holding period before the taxable year. Distributions with respect to the common shares made by the Company during the taxable year to a U.S. Holder that are excess distributions must be allocated ratably to each day of the U.S. Holder's holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which the Company was classified as a PFIC are included as ordinary income in a U.S. Holder's gross income for that year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest tax rate in effect for the U.S. Holder in that prior year (without offset by any net operating loss for such year) and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes (the "special interest charge").

(b) The entire amount of any gain realized upon the sale or other disposition of the common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the special interest charge described above.

QEF Election. A U.S. Holder of stock in a PFIC may make a QEF election with respect to such PFIC to elect out of the tax treatment discussed above. Generally, a QEF election, on U.S. Internal Revenue Service ("IRS") Form 8621, should be made with the filing of a U.S. Holder's U.S. federal income tax return for the first taxable year for which both (i) the U.S. Holder holds common shares of the Company, and (ii) the Company was a PFIC. A U.S. Holder that timely makes a valid QEF election with respect to a PFIC will generally include in gross income for a taxable year (i) as ordinary income, such holder's *pro rata* share of the corporation's ordinary earnings for the taxable year, and (ii) as long-term capital gain, such holder's *pro rata* share of the corporation's net capital gain for the taxable year. However, the QEF election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. The Company will provide, upon request, all information and documentation that a U.S. Holder making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. Holder's *pro rata* share of ordinary income and net capital gain, and a "PFIC Annual Information Statement" as described in applicable U.S. Treasury regulations, which will be made available on the Company's website).

Deemed Sale Election. If the Company is a PFIC for any year during which a U.S. Holder holds common shares, but the Company ceases in a subsequent year to be a PFIC (which could occur, for example, if the Company were a PFIC for 2012 but is not a PFIC for 2013), then a U.S. Holder can make a "purging" election, in the form of a deemed sale election, for such subsequent year in order to avoid the adverse PFIC tax treatment described above that would otherwise continue to apply because of the Company having previously been a PFIC. If such election is timely made, the U.S. Holder would be deemed to have sold the common shares held by the holder at their fair market value, and any gain from such deemed sale would be taxed as an excess distribution (as described above). The basis of the common shares would be increased by the gain recognized, and a new holding period would begin for the common shares for purposes of the PFIC rules. The U.S. Holder would not recognize any loss incurred on the deemed sale, and such a loss would not result in a reduction in basis of the common shares. After the deemed sale election, the U.S. Holder's common shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC, unless the Company subsequently becomes a PFIC. A U.S. Holder may also be able to make a deemed sale election with respect to the Company's subsidiaries that are PFICs, if any. **The rules regarding deemed sale elections are very complex. U.S. Holders are strongly urged to consult their tax advisors about the deemed sale election with regard to the Company and any subsidiaries.**

Mark-to-Market Election. Alternatively, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the adverse PFIC tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for shares of marketable stock, the holder will include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of the holder's taxable year over the holder's adjusted basis in such shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the shares included in the holder's income for prior taxable years. Amounts included in a U.S. Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. A U.S. Holder's basis in the shares will be adjusted to reflect any such income or loss amounts. However, the special interest charge and related adverse tax consequences described above for non-electing holders may continue to apply on a limited basis if the U.S. Holder makes the mark-to-market election after such holder's holding period for the shares has begun.

The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than *de minimis* quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Company's common shares are listed on the TSX and quoted on NASDAQ, each of which constitutes a "qualified exchange or other market" under applicable U.S. Treasury regulations. U.S. Holders of common shares are urged to consult their tax advisors as to whether the common shares would qualify for the mark-to-market election.

Subsidiary PFICs. To the extent any of the Company's subsidiaries is also a PFIC, a U.S. Holder will also be deemed to own shares in such lower-tier PFIC and could incur a liability for the deferred tax and special interest charge described above if either (i) the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or (ii) the U.S. Holder disposes of all or part of such holder's common shares. In addition, the mark-to-market election cannot be made for a subsidiary of a PFIC if the stock of such subsidiary is not itself marketable stock.

Recent Legislation. Under legislation enacted in 2010, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report on IRS Form 8621 containing such information as the U.S. Treasury may require. Until guidance is issued implementing the new reporting requirements, a U.S. Holder of a PFIC will be required to file IRS Form 8621 only for each taxable year in which such shareholder receives distributions from the PFIC, recognizes gain on a disposition of the PFIC stock, or makes a "reportable election." In addition, for taxable years beginning after March 18, 2010, legislation enacted in 2010 requires certain U.S. Holders who are individuals to file IRS Form 8938 reporting information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all "specified foreign financial assets" (as defined in the Code) does not exceed $50,000). U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them and the effect, if any, of this legislation on their ownership and disposition of our common shares.

THE APPLICABILITY AND CONSEQUENCES OF THE PFIC RULES ARE EXCEEDINGLY COMPLEX. IN ADDITION, THE FOREGOING SUMMARY DOES NOT ADDRESS ALL OF THE POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES WITH RESPECT TO PFIC STATUS THAT MAY BE RELEVANT TO A PARTICULAR INVESTOR IN LIGHT OF SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES OR THAT MAY BE RELEVANT TO INVESTORS THAT ARE SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAW. ACCORDINGLY, INVESTORS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES TO THEM AND THE ADVISABILITY OF MAKING ANY OF THE ELECTIONS DESCRIBED ABOVE.

Outstanding Share Data

As of February 18, 2013, there were 50,602,104 common shares issued and outstanding for a total of $462.1 million in share capital. As of February 18, 2013, we had 994,896 stock options outstanding under the QLT 2000 Incentive Stock Option Plan (of which 871,528 were exercisable) at a weighted average exercise price of CAD $6.55 per share. Each stock option is exercisable for one common share.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" which is incorporated by reference herein.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of QLT Inc.

We have audited the accompanying consolidated balance sheets of QLT Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in shareholders' equity for each of the years in the three year period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of QLT Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE LLP

Independent Registered Chartered Accountants

Vancouver, Canada
February 21, 2013

CONSOLIDATED BALANCE SHEETS

As at December 31,	2012	2011
(In thousands of U.S. dollars)		
ASSETS		
Current assets		
Cash and cash equivalents	**$ 307,384**	$ 205,597
Restricted cash (Note 13)	**7,500**	-
Accounts receivable (Note 4)	**3,960**	9,985
Current portion of contingent consideration (Notes 11 and 14)	**41,255**	34,669
Income taxes receivable	**554**	321
Current portion of deferred income tax assets (Note 12)	**644**	1,351
Mortgage receivable (Note 5)	**-**	5,874
Assets held for sale (Note 13)	**300**	14,490
Prepaid and other	**1,442**	1,405
	363,039	273,692
Property, plant and equipment (Note 6)	**2,655**	3,297
Deferred income tax assets (Note 12)	**370**	1,350
Other assets	**-**	927
Contingent consideration (Notes 11 and 14)	**35,154**	65,278
	$ 401,218	$ 344,544
LIABILITIES		
Current liabilities		
Accounts payable	**$ 6,121**	$ 6,099
Income taxes payable	**-**	29
Accrued liabilities (Note 7)	**2,515**	7,679
Accrued restructuring charge (Note 10)	**1,933**	-
Deferred income (Note 13)	**456**	-
	11,025	13,807
Uncertain tax position liabilities (Note 12)	**1,875**	1,732
	12,900	15,539
COMMITMENTS AND GUARANTEES (NOTE 15)		
CONTINGENCIES (NOTE 17)		
SHAREHOLDERS' EQUITY		
Share capital (Note 9)		
Authorized		
500,000,000 common shares without par value		
5,000,000 first preference shares without par value, issuable in series		
Issued and outstanding		
Common shares	**471,712**	458,118
December 31, 2012 – 51,589,405 shares		
December 31, 2011 – 48,927,742 shares		
Additional paid in-capital	**296,024**	296,003
Accumulated deficit	**(482,387)**	(528,085)
Accumulated other comprehensive income	**102,969**	102,969
	388,318	329,005
	$ 401,218	$ 344,544

See the accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31,	2012	2011	2010
(In thousands of U.S. dollars except per share information)			
Expenses			
Research and development	**$ 24,578**	$ 23,043	$ 11,456
Selling, general and administrative	**15,082**	17,059	13,881
Depreciation	**1,165**	1,292	1,075
Restructuring charges (Note 10)	**13,850**	-	-
	54,675	41,394	26,412
Operating loss	**(54,675)**	(41,394)	(26,412)
Investment and other income			
Net foreign exchange (losses) gains	**(8)**	(148)	363
Interest income	**244**	673	1,834
Fair value change in contingent consideration (Notes 11 and 14)	**8,215**	10,078	16,493
Other gains	**60**	613	578
	8,511	11,216	19,268
Loss from continuing operations before income taxes	**(46,164)**	(30,178)	(7,144)
Recovery of (provision for) income taxes (Note 12)	**3,900**	(1,201)	(2,126)
Loss from continuing operations	**$ (42,264)**	$ (31,379)	$ (9,270)
Income (loss) from discontinued operations, net of income taxes (Note 13)	**87,962**	963	(8,269)
Net income (loss)	**$ 45,698**	$ (30,416)	$ (17,539)
Basic and diluted net income (loss) per common share			
Continuing operations	**$ (0.84)**	$ (0.63)	$ (0.18)
Discontinued operations	**1.75**	0.02	(0.15)
Net income (loss) per common share	**$ 0.91**	$ (0.61)	$ (0.33)
Weighted average number of common shares outstanding (thousands)			
Basic	**50,112**	50,105	52,382
Diluted	**50,112**	50,105	52,382

See the accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Year ended December 31,	**2012**	2011	2010
(In thousands of U.S. dollars)			
Net income (loss)	**$ 45,698**	$ (30,416)	$ (17,539)
Other comprehensive income	**-**	-	-
Comprehensive income (loss)	**$ 45,698**	$ (30,416)	$ (17,539)

See the accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2012	2011	2010
(In thousands of U.S. dollars)			
Cash flows (used in) provided by operating activities			
Net income (loss)	**$ 45,698**	$ (30,416)	$ (17,539)
Adjustments to reconcile net income (loss) to net cash from operating activities			
Depreciation	**1,254**	1,433	1,202
Stock-based compensation	**5,751**	2,973	2,494
Unrealized foreign exchange losses (gains)	**166**	131	(331)
Interest earned on note receivable	**-**	-	(741)
Deferred income taxes	**1,779**	3,661	12,872
Write-down of property, plant and equipment	**1,056**	-	-
Gain on sale of long-lived assets	**(45)**	(269)	(425)
Gain on sale of discontinued operations[1]	**(101,412)**	-	-
Changes in non-cash operating assets and liabilities			
Accounts receivable	**6,777**	1,029	(1,186)
Inventories	**361**	2,118	1,006
Long-term deposits and other assets	**888**	2,139	3,115
Accounts payable	**310**	236	2,040
Income taxes receivable / payable	**(265)**	(937)	5,553
Accrued restructuring	**1,954**	-	-
Accrued liabilities	**(5,852)**	1,324	633
Deferred revenue	**-**	-	(4,244)
	(41,580)	(16,578)	4,449
Cash provided by investing activities			
Net proceeds from sale of property, plant & equipment	**17**	19	108
Net proceeds from sale of investment in QLT USA	**-**	-	10,000
Purchase of property, plant and equipment	**(892)**	(3,317)	(1,589)
Net proceeds from sale of discontinued operations[1]	**101,461**	-	-
Net proceeds from sale of other assets	**750**	-	317
Proceeds from mortgage receivable	**5,874**	2,004	3,822
Proceeds from contingent consideration[2]	**28,845**	30,641	20,490
	136,055	29,347	33,148
Cash provided by (used in) financing activities			
Common shares repurchased, including fees	**(13,096)**	(18,839)	(17,246)
Issuance of common shares	**20,417**	2,182	910
	7,321	(16,657)	(16,336)
Effect of exchange rate changes on cash and cash equivalents	**(9)**	7	103
Net increase (decrease) in cash and cash equivalents	**101,787**	(3,881)	21,364
Cash and cash equivalents, beginning of year	**205,597**	209,478	188,114
Cash and cash equivalents, end of year	**$ 307,384**	$ 205,597	$ 209,478

Supplementary cash flow information:			
Interest paid	**$ -**	$ -	$ -
Income taxes paid	**392**	994	2,002

Non-cash investing activity:

[1] On September 24, 2012, we completed the sale of our Visudyne® business to Valeant Pharmaceuticals International, Inc. ("Valeant"). Under the terms of the agreement with Valeant, we received a payment of $112.5 million and we are eligible to receive up to $5.0 million in contingent payments relating to the development of the Visudyne laser program in the United States and up to $15.0 million in contingent payments relating to royalties on sales outside of the U.S. under the Amended and Restated PDT Product Development, Manufacturing and Distribution Agreement

with Novartis (the "Novartis Agreement") or from other third-party sales of Visudyne outside of the U.S. The aggregate contingent consideration of $20.0 million had a fair value of $5.2 million on December 31, 2012, and represents a non-cash investing activity. We incurred $3.6 million of closing costs on the sale and $7.5 million of the purchase price was held in escrow, resulting in net proceeds of $101.5 million. We also received $9.0 million from Valeant in respect of taxes on the transaction which was subsequently remitted to the relevant authorities. See Note 13 — Discontinued Operations and Assets Held for Sale.

(2) On October 1, 2009, all of the shares of our U.S. subsidiary, QLT USA were sold to TOLMAR Holding, Inc. ("Tolmar") for up to an aggregate $230.0 million, plus cash on hand of $118.3 million. The purchase price included contingent consideration of $200.0 million which had a fair value of $156.2 million on October 1, 2009, representing a non-cash investing activity.

During the year ended December 31, 2012, proceeds received on collection of the contingent consideration totalled $37.1 million (2011 - $40.7 million, 2010 - $37.0 million). Approximately $28.9 million (2011 - $30.6 million, 2010 - $20.5 million) of the proceeds were included within cash provided by investing activities. The remaining $8.2 million (2011 - $10.1 million, 2010 - $16.5 million) of the proceeds were recorded in the Statement of Operations as the fair value change in contingent consideration and were therefore reflected in the net income (loss) line item within cash (used in) provided by operating activities. See Note 14 — Financial Instruments and Concentration of Credit Risk.

See the accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Deficit	Income	Equity
(All amounts except share and per share information are expressed in thousands of U.S. dollars)						
Balance at January 1, 2010	**53,789,289**	**$ 506,023**	**$ 275,592**	**$ (480,130)**	**$ 102,969**	**$ 404,454**
Exercise of stock options, for cash, at prices ranging from CAD $2.44 to CAD $6.27 per share	265,585	1,243	(333)	-	-	910
Stock-based compensation	-	-	2,365	-	-	2,365
Common share repurchase	(2,900,482)	(27,268)	10,022	-	-	(17,246)
Net loss	-	-	-	(17,539)	-	(17,539)
Balance at December 31, 2010	**51,154,392**	**$ 479,998**	**$ 287,646**	**$ (497,669)**	**$ 102,969**	**$ 372,944**
Exercise of stock options, for cash, at prices ranging from CAD $2.44 to CAD $7.20 per share	451,867	3,226	(931)	-	-	2,295
Stock-based compensation	-	-	3,021	-	-	3,021
Common share repurchase	(2,678,517)	(25,106)	6,267	-	-	(18,839)
Net loss	-	-	-	(30,416)	-	(30,416)
Balance at December 31, 2011	**48,927,742**	**$ 458,118**	**$ 296,003**	**$ (528,085)**	**$ 102,969**	**$ 329,005**
Exercise of stock options, for cash, at prices ranging from CAD $2.44 to CAD $7.23 per share	4,408,867	29,666	(8,257)	-	-	21,409
Stock-based compensation	-	-	5,902	-	-	5,902
Common share repurchase	(1,747,204)	(16,072)	2,376	-	-	(13,696)
Net income	-	-	-	45,698	-	45,698
Balance at December 31, 2012	**51,589,405**	**$ 471,712**	**$ 296,024**	**$ (482,387)**	**$ 102,969[(1)]**	**$ 388,318**

(1) At December 31, 2012, our accumulated other comprehensive income is entirely related to historical cumulative translation adjustments from the application of U.S. dollar reporting when the functional currency of QLT Inc. was the Canadian dollar. See Note 3 - Significant Accounting Policies.

See the accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. On July 9, 2012, as a result of a comprehensive business and portfolio review by our Board of Directors, we announced a new corporate strategy and plans to restructure our operations in order to concentrate our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with this strategic restructuring of the Company, we engaged a financial advisor to explore the sale of our punctal plug drug delivery system technology and to determine whether to divest our business related to our commercial product, Visudyne®. On September 24, 2012, we completed the sale of our Visudyne business to Valeant Pharmaceuticals International, Inc. ("Valeant") pursuant to an asset purchase agreement (the "Valeant Agreement"). On December 24, 2012, the Company entered into an exclusive option agreement with Mati Therapeutics Inc. ("Mati") under which QLT has granted Mati a 90-day option to acquire assets related to QLT's punctal plug drug delivery system ("PPDS") technology (the "Technology"). See Note 13 — Discontinued Operations and Assets Held for Sale.

1. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All amounts herein are expressed in U.S. dollars unless otherwise noted.

In July 2012, we initiated an active plan to divest our punctal plug drug delivery system technology and to partner or sell our Visudyne business. On September 24, 2012, we completed the sale of our Visudyne® business to Valeant. In accordance with the accounting standard for discontinued operations, the results of operations relating to both the punctal plug delivery system technology and our Visudyne business have been excluded from continuing operations and reported as discontinued operations for the current and prior periods. See Note 13 — Discontinued Operations and Assets Held for Sale.

2. PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of QLT and its subsidiaries, all of which are wholly owned. All intercompany transactions have been eliminated.

3. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods presented. Significant estimates are used for, but not limited to the fair value of contingent consideration, allocation of overhead expenses to research and development, stock-based compensation, restructuring costs and provisions for taxes, tax assets and liabilities. Actual results may differ from estimates made by management.

Reporting Currency

The U.S. dollar reflects the currency of the economic environment in which QLT Inc. operates as a result of significant U.S. dollar denominated expenditures, and cash flows. Past translation gains and losses from the application of the U.S. dollar as the reporting currency while the Canadian dollar was the functional currency of QLT Inc. are included as part of the cumulative foreign currency translation adjustment, which is reported as a component of shareholders' equity under accumulated other comprehensive income (loss). Expense transactions are translated at the approximate exchange rate in effect at the time of the transaction. Foreign exchange gains and losses are included in income or loss for the period.

Segment Information

We operate in one industry segment, which is the business of developing, manufacturing, and commercializing opportunities in ophthamology. Our chief operating decision maker reviews our operating results and manages our operations as a single operating segment. Our segment information does not include the results of businesses classified as discontinued operations.

Discontinued Operations and Assets Held for Sale
We consider assets to be held for sale when management approves and commits to a formal plan to actively market the assets for sale. Upon designation as held for sale, the carrying value of the assets is recorded at the lower of their carrying value or their estimated fair value. We cease to record depreciation or amortization expense at that time.

The results of operations, including the gain on disposal for businesses that are classified as held for sale are excluded from continuing operations and reported as discontinued operations for all periods presented. We do not expect any significant continued involvement with the businesses following their sale other than our provision of certain transition services to Valeant pursuant to the Transition Services Agreement. Amounts billed to Valeant under the Transition Services Agreement are included as other income within discontinued operations.

Cash and Cash Equivalents and Restricted Cash
Cash equivalents and restricted cash include highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the date of purchase. Cash equivalents and restricted cash are considered available-for-sale and are recorded at fair value and include any unrealized holding gains and losses in shareholders' equity.

Property, Plant and Equipment
Leasehold improvements are depreciated over the expected useful life but in no case longer than the lease term, except when the lease renewal has been determined to be reasonably assured and failure to renew the lease imposes a penalty on the Company. We depreciate property, plant and equipment using the straight-line method over their estimated economic lives, which range from three to five years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results.

Property, plant and equipment are recorded at cost and amortized as follows:

	Method	Years
Office furnishings, fixtures and other	Straight-line	5
Research and commercial manufacturing equipment	Straight-line	5
Computer hardware and operating system	Straight-line	3-5

We periodically evaluate our long-lived assets for potential impairment. We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. An estimate of undiscounted future cash flows generated by the long-lived asset is compared to the carrying value to determine whether impairment exists. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their estimated fair values. See Note 10 – Restructuring Charges.

Stock-Based Compensation
ASC topic 718 requires stock-based compensation to be recognized as compensation expense in the statement of operations based on their fair values on the date of the grant, with the compensation expense recognized over the period in which a grantee is required to provide service in exchange for the stock award. Compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date. We recognize compensation expense based on the estimated grant date fair value method using the Black-Scholes valuation model, adjusted for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behaviors as well as trends of actual option forfeitures.

The Company has a Directors' Deferred Share Unit Plan ("DDSU Plan") for our directors. We recognize compensation expense for Deferred Share Units ("DSUs") based on the market price of the Company's stock. A vested DSU is convertible to cash only, and the obligations for future settlement of DSUs are accrued as compensation expense as the DSUs vest and are included in accrued liabilities. Each reporting period, obligations are revalued for changes in the market value of QLT's common shares. See Note 9 – Share Capital.

Research and Development
Research and development costs, including certain acquired in-process research and development related to acquired assets or group of assets that do not meet the definition of a business under applicable accounting standards, are expensed as incurred. These costs generally consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with our various research and development programs. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with

support activities such as rent, facility maintenance, utilities, office services, information technology, legal, accounting and human resources. Patent application, filing and defense costs are expensed as incurred.

Income Taxes

Income taxes are reported using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (i) differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and (ii) operating loss and tax credit carry forwards using applicable enacted tax rates. An increase or decrease in these tax rates will increase or decrease the carrying value of future net tax assets resulting in an increase or decrease to net income. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes. The realization of our deferred tax assets is primarily dependent on generating sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset may not be realized. Changes in valuation allowances are included in our tax provision, or included within discontinued operations in the period of change.

Contingent Consideration

Contingent consideration arising from the sale of all of the shares of our U.S. subsidiary, QLT USA, and from the sale of our Visudyne business is measured at fair value. The contingent consideration is revalued at each reporting period and changes are included in continuing operations.

Contingencies Related to Legal Proceedings

We record a liability in the consolidated financial statements for actions when a loss is considered probable and the amount can be reasonably estimated. If the loss is not probable or a range cannot reasonably be estimated, no liability is recorded in the consolidated financial statements.

Net Income (Loss)Per Common Share

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed in accordance with the treasury stock method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options.

The following table sets out the computation of basic and diluted net income (loss) per common share:

(In thousands of U.S. dollars, except per share data)	2012	2011	2010
Numerator:			
Loss from continuing operations	$ (42,264)	$ (31,379)	$ (9,270)
Income (loss) from discontinued operations, net of income taxes	87,962	963	(8,269)
Net income (loss)	$ 45,698	$ (30,416)	$ (17,539)
Denominator: (thousands)			
Weighted average common shares outstanding	50,112	50,105	52,382
Effect of dilutive securities:			
Stock options	-	-	-
Diluted weighted average common shares outstanding	50,112	50,105	52,382
Basic and diluted net income (loss) per common share:			
Continuing operations	$ (0.84)	$ (0.63)	$ (0.18)
Discontinued operations	1.75	0.02	(0.15)
Net income (loss)	$ 0.91	$ (0.61)	$ (0.33)

Excluded from the calculation of diluted net income (loss) per common share for the year ended December 31, 2012 were 1,416,016 shares (in 2011 - 6,048,197 shares, in 2010 – 6,100,101 shares) related to stock options because their effect was anti-dilutive on loss from continuing operations.

Fair Value of Financial Assets and Liabilities

The carrying values of cash and cash equivalents, restricted cash, trade receivables and payables, and contingent consideration approximate fair value. We estimate the fair value of our financial instruments using the market approach. The fair values of our financial instruments reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

Recently Adopted Accounting Standards
In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU No. 2011-04 generally provides a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards ("IFRS"). Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 was effective for interim and annual periods beginning on or after December 15, 2011. The prospective application of this standard on January 1, 2012 did not have a material impact on our financial condition, results of operations or cash flows.

4. ACCOUNTS RECEIVABLE

(In thousands of U.S. dollars)	2012	2011
Visudyne	$ -	$ 8,877
Trade and other	3,960	1,108
	$ 3,960	$ 9,985

At December 31, 2012, accounts receivable related to Trade and other includes $2.3 million due from Valeant pursuant to the Transition Services Agreement related to the sale of our Visudyne business. See Note 13 — Discontinued Operations and Assets Held for Sale.

At December 31, 2011, accounts receivable related to Visudyne represents amounts due from our distributors in the U.S. for sale of bulk Visudyne to them, and amounts due from Novartis relating to the 20% royalties due on net sales outside the U.S. as well as reimbursement of specified royalty and other costs. Our principal U.S. wholesale distributor of Visudyne was ASD Speciality Healthcare, Inc. and our other distributor was Priority Healthcare Distribution, Inc.

5. MORTGAGE RECEIVABLE

Under the terms of the original mortgage agreement, our mortgage receivable was due on August 29, 2010 and comprised a two-year, 6.5% interest-only, second mortgage in the amount of $11.3 million (CAD $12.0 million) related to the sale of our land and building to Discovery Parks Holdings Ltd., an affiliate of Discovery Parks Trust ("Discovery Parks"), in 2008. Effective August 29, 2010, we entered into an amended mortgage agreement with Discovery Parks, pursuant to which we received payment of $3.8 million (CAD $4.0 million) on August 30, 2010. The remaining mortgage receivable of $7.6 million (CAD $8.0 million) comprised a 7.5% interest-only second mortgage, of which $1.0 million (CAD $1.0 million) was received in each of the first and second quarters of 2011 and the remaining $5.9 million (CAD $6.0 million) was received in the first quarter of 2012.

6. PROPERTY, PLANT AND EQUIPMENT

	2012		
(In thousands of U.S. dollars)	Cost	Accumulated Depreciation	Net Book Value
Leasehold improvements	$ 244	$ 212	$ 32
Office furnishings, fixtures, and other	297	169	128
Research equipment	3,767	1,844	1,923
Commercial manufacturing equipment	8	8	-
Computer hardware and operating system	11,411	10,839	572
	$ 15,727	$ 13,072	$ 2,655

(In thousands of U.S. dollars)	2011 Cost	Accumulated Depreciation	Net Book Value
Leasehold improvement	$ 244	$ 161	$ 83
Office furnishings, fixtures, and other	253	112	141
Research equipment	3,509	1,224	2,285
Commercial manufacturing equipment	8	8	-
Computer hardware and operating system	11,327	10,539	788
	$ 15,341	$ 12,044	$ 3,297

In July 2012 we restructured our operations in order to concentrate our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with the restructure, we impaired $1.1 million of property, plant, and equipment related to equipment used for activities which were eliminated pursuant to our restructuring and included this with the restructuring charges. See Note 10 — Restructuring Charges.

7. ACCRUED LIABILITIES

(In thousands of U.S. dollars)	2012	2011
Royalties	$ 149	$ 1,122
Compensation	2,270	4,756
Directors' Deferred Share Units compensation ("DDSU")	96	1,801
	$ 2,515	$ 7,679

8. FOREIGN EXCHANGE FACILITY

We have a foreign exchange facility for the sole purpose of entering into foreign exchange contracts. The facility allows us to enter into a maximum of $50.0 million in spot or forward foreign exchange contracts for terms up to 15 months. The facility requires security in the form of cash or money market instruments based on the contingent credit exposure for any outstanding foreign exchange transactions. At December 31, 2012 and 2011, there was no collateral pledged as security for this facility, as we had no outstanding foreign exchange transactions.

9. SHARE CAPITAL

(a) Authorized Shares

There were no changes to the authorized share capital of QLT for the years ended December 31, 2012 and 2011.

(b) Share Buy-Back Programs

On October 2, 2012, we commenced a normal course issuer bid to repurchase up to 3,438,683 of our common shares, being 10% of our public float as of September 26, 2012, over a 12-month period. All purchases are to be effected in the open market through the facilities of the Toronto Stock Exchange or NASDAQ Stock Market, and in accordance with regulatory requirements. All common shares repurchased will be cancelled. As of February 18, 2013, total repurchases under this program were 3,154,843 common shares at an average price of $7.85 per share, for a total cost of $24.8 million.

We implemented our share repurchase program pursuant to an automatic share purchase plan (the "Plan"), in accordance with applicable Canadian and US securities legislation. Under the Plan, we are able to repurchase our shares on any trading day during the share repurchase period, including during self-imposed trading blackout periods. The Plan commenced on October 2, 2012 and terminates together with our share repurchase program on or before October 1, 2013. QLT will be able to vary, suspend or terminate the Plan only if (i) it does not have material non-public information, (ii) the decision to vary, suspend or terminate the Plan is not taken during a self-imposed trading blackout period, and (iii) any variation, suspension or termination is made in accordance with the terms of the Plan and announced by way of a press release.

On December 8, 2010, we announced that our Board of Directors authorized the repurchase of up to 3,615,285 of our issued and outstanding common shares, being 10% of our public float as of December 9, 2010, over a 12-month period commencing December 16, 2010 under a normal course issuer bid. All purchases were effected in the open market through the facilities of the NASDAQ, and in accordance with regulatory requirements. All common shares repurchased were cancelled. Total purchases under this program were 2,700,817 common shares at an average price of $6.99 per share, for a total cost of $18.9 million. The normal course issuer bid expired on December 15, 2011.

We repurchased 1,747,204 common shares at a cost of $13.6 million during 2012, compared to 2,678,517 common shares at a cost of $18.7 million during 2011 (not including stock repurchase fees for both years). We retired all of these shares as they were acquired. In connection with this retirement, we recorded an increase in additional paid-in capital of $2.4 million in 2012, $6.3 million in 2011 and $10.0 million in 2010.

(c) Stock Options

We currently maintain one equity compensation plan, the QLT 2000 Incentive Stock Option Plan ("QLT Plan"), which provides for the issuance of common shares to directors, officers, employees and consultants of QLT and its affiliates. The QLT Plan was amended and restated with shareholder approval effective May 5, 2009. No financial assistance is provided by us to the participants under the QLT Plan. Below is a summary of the principal terms of the QLT Plan:

Share Reserve. We have reserved an aggregate of 7.8 million common shares for issuance under the QLT Plan. Common shares with respect to options that are not exercised in full will be available for grant under subsequent options under the QLT Plan. In addition, the number of common shares reserved for issuance to any one person shall not, in the aggregate, exceed five percent of the issued and outstanding common shares (on a non-diluted basis). The Compensation Committee of our Board of Directors will not grant options to a director who is not an employee or executive of QLT where such grant will result in such director being awarded options with an aggregate grant value in excess of CAD $100,000 in any one year. At December 31, 2012, options to purchase an aggregate total of 1.4 million common shares were outstanding under the QLT Plan and exercisable in the future at prices ranging between CAD $2.44 and CAD $7.23 per common share.

Administration. The Compensation Committee administers the QLT Plan.

Eligibility. The directors, officers, employees and consultants of QLT or our affiliated companies, who are or will be, in the opinion of the Compensation Committee, important for our growth and success and whose participation in the QLT Plan will, in the opinion of the Compensation Committee, accomplish the purposes of the QLT Plan, are eligible to participate in the QLT Plan.

Grant and Exercise of Options. Subject to the terms of the QLT Plan, the Compensation Committee may grant to any eligible person one or more options as it deems appropriate. The Compensation Committee may also impose such limitations or conditions on the exercise or vesting of any option as it deems appropriate.

An option will expire automatically on the earlier of (i) the date on which such option is exercised in respect of all of the common shares that may be purchased under the QLT Plan, and (ii) the date fixed by the Compensation Committee as the expiry date of such option, which date will not be more than five years from the date of grant. Options that would otherwise expire during "black out" periods established by QLT will not expire until the tenth business day after the earlier of the end of such black out period or, provided the black out period has ended, the expiry date.

Early termination of stock options in the event of termination of service, death or disability are subject to the specific terms of each applicable option agreement.

Exercise Price. The exercise price of options granted will be determined by the Compensation Committee, but will in no event be less than the closing price on the Toronto Stock Exchange immediately preceding the grant.

Vesting. Vesting of options occurs monthly over 36 months, subject to such altered vesting schedules as the Compensation Committee or our Board may determine. For senior managers, executive officers and directors and excluding some situations of retirement and service periods over 20 years, 50% of any unvested options vest on the termination of employment without cause, and 100% of unvested options vest on the occurrence of a change of control.

Transferability. No option may be transferred or assigned except by will or by operation of the laws of devolution or distribution and descent or pursuant to a qualified domestic relations order, as defined by the U.S. Internal Revenue Code of 1986 and may be exercised only by an optionee during his or her lifetime.

Amendments or Termination. The QLT Plan will terminate on March 1, 2019 or such earlier date as the Compensation Committee determines. The Compensation Committee has the right at any time to suspend or terminate the QLT Plan. The QLT Plan explicitly specifies: (i) the type of amendments that can be made to the QLT Plan by the Compensation Committee without the approval of the shareholders, and (ii) the type of amendments that the Compensation Committee may not make to the QLT Plan or any specific option grant without shareholder or applicable optionee, as the case may be, approval. Amendments that may be made without shareholder approval include altering vesting and termination provisions or the mechanics of exercise, changing the persons eligible for stock options and effecting formal minor or technical modifications or corrections to the QLT Plan.

Stock option activity with respect to our QLT Plan is presented below.

(In CAD dollars)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2010	5,826,812	$ 5.84	
Granted	1,390,600	6.26	
Exercised	(265,585)	3.56	
Forfeited and expired	(851,726)	9.74	
Outstanding at December 31, 2010	6,100,101	$ 5.49	
Granted	1,430,900	7.19	
Exercised	(451,867)	4.98	
Forfeited and expired	(1,030,937)	8.36	
Outstanding at December 31, 2011	6,048,197	$ 5.44	
Granted	889,250	7.06	
Exercised	(4,408,867)	4.82	
Forfeited and expired	(1,112,564)	8.12	
Outstanding at December 31, 2012	1,416,016	$ 6.25	1.81
Exercisable at December 31, 2012	1,272,051	$ 6.16	1.56

Stock option activity with respect to all other previous option plans of the Company are presented below:

(In U.S. dollars)	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2010	78,471	$ 8.13
Granted	-	-
Exercised	-	-
Forfeited and expired	(78,471)	8.13
Outstanding at December 31, 2010	-	$ -

As of December 31, 2012, we maintain one equity compensation plan, the QLT Plan. The number of options issued and outstanding under the QLT Plan was 2.7% of the issued and outstanding common shares.

We used the Black-Scholes option pricing model to estimate the value of the options at each grant date, using the following weighted average assumptions:

	2012	2011	2010
Annualized volatility	46.8%	48.8%	53.8%
Risk-free interest rate	1.0%	2.1%	2.3%
Expected life (years)	3.8	3.7	3.7
Dividends	-	-	-

The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. We project expected volatility and expected life of our stock options based upon historical and other economic data trended into future years. The risk-free interest rate assumption is based upon observed interest rates appropriate for the terms of our stock options.

The weighted average grant date fair value of stock options granted during the years ended December 31, 2012, 2011 and 2010 was as follows:

(In CAD dollars)	2012	2011	2010
Weighted average grant date fair value of stock options granted	$ 2.55	$ 2.78	$ 2.62

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2012, 2011 and 2010 was as follows:

(In thousands of CAD dollars)	2012	2011	2010
Aggregate intrinsic value of options outstanding	$ 2,192	$ 12,406	$ 13,458
Aggregate intrinsic value of options exercisable	2,083	10,903	8,533

Total estimated compensation cost related to non-vested stock options and the expected and weighted average periods over which such costs are expected to be recognized at December 31, 2012 were as follows:

	December 31, 2012
Unrecognized estimated compensation costs (in thousands of U.S. dollars)	$ 812
Expected period of recognition of compensation cost (in months)	36
Expected weighted average period of compensation cost to be recognized (in years)	2.05

The intrinsic value of stock options exercised and the related cash received from exercise of stock options during the years ended December 31, 2012, 2011 and 2010 was as follows:

(In thousands of U.S. dollars)	2012	2011	2010
Intrinsic value of stock options exercised	$ 13,184	$ 1,022	$ 687
Cash from exercise of stock options	21,409	2,295	910

The impact on our results of operations of recording stock option compensation for the years ended December 31, 2012, 2011, and 2010 was as follows:

(In thousands of U.S. dollars)	2012[(1)]	2011	2010
Research and development	$ 1,537	$ 708	$ 420
Selling, general and administrative	1,783	1,316	935
Discontinued operations	2,431	949	1,139
Share option compensation expense before income taxes	5,751	2,973	2,494
Related income tax benefits	(539)	(162)	(136)
Stock-based compensation, net of income taxes	5,212	2,811	2,358

[(1)] Included in stock-based compensation for the year ended December 31, 2012 was $4.3 million related to accelerated vesting of 1,670,306 stock options due to a change in control resulting from the election of a new Board of Directors at the Company's annual meeting of shareholders on June 4, 2012.

The total share-based compensation capitalized as part of inventory and the related tax benefits recorded were negligible for all periods presented above.

(d) Deferred Share Units

We have a DDSU Plan for our directors. Under the DDSU Plan, at the discretion of the Board of Directors, directors can receive all or a percentage of their equity-based compensation in the form of DSUs, each of which has a value equal to the closing price of QLT's common shares on the TSX on the trading day immediately prior to the Board approval of the grant. A vested DSU is convertible into cash only (no share is issued), and is automatically converted after the director ceases to be a member of the Board unless the director is removed from the Board for just cause. The DSUs vest in equal amounts over 36 months beginning on the first day of the first month after the grant date. The value of a vested DSU, when converted to cash, is equivalent to the closing price of a QLT common share on the date the conversion takes place.

DSU activity is presented below.

	Number of DSUs
Outstanding at January 1, 2010	210,000
Granted	60,000
Redeemed	-
Cancelled	-
Outstanding at December 31, 2010	270,000
Granted	60,000
Redeemed	-
Cancelled	-
Outstanding at December 31, 2011	330,000
Granted	88,000
Redeemed	(330,000)
Cancelled	-
Outstanding at December 31, 2012	88,000
Vested at December 31, 2012	12,222

The obligation to pay the cash amount is recorded as a liability in our financial statements and is marked-to-market in each reporting period. See Note 7 – Accrued Liabilities. Cash payments under the Directors Deferred Share Units Plan during the years ended December 31, 2012, 2011 and 2010 were as follows:

(In thousands of U.S. dollars)	2012[1]	2011	2010
Cash payments under the DDSU plan	$ 2,523	$ -	$ -

[1] Cash payments during the year ended December 31, 2012 consisted of payments as a result of the election of a new Board of Directors at the Company's annual meeting of shareholders on June 4, 2012 and consequent departure of the previous Board of Directors.

The impact on our results of operations of recording DSU compensation for the years ended December 31, 2012, 2011 and 2010 was as follows:

(In thousands of U.S. dollars)	2012[1]	2011	2010
Research and development	$ 246	$ 120	$ 173
Selling, general and administrative	580	322	457
Deferred share unit compensation expense	$ 826	$ 442	$ 630

[1] Included in DSU compensation for the year ended December 31, 2012 was $0.3 million related to accelerated vesting of 42,500 DDSU units held by the previous Board of Directors as a result of election of a new Board of Directors at the Company's annual meeting of shareholders on June 4, 2012 and consequent departure of the previous Board of Directors.

10. RESTRUCTURING CHARGES

In July 2012 we restructured our operations in order to concentrate our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. Following the sale of Visudyne to Valeant, we further reduced our workforce to better align the Company's resources with our corporate objectives. We have provided or will be providing approximately 178 employees with severance and support to assist with outplacement and recorded $16.9 million of restructuring charges of which $3.1 million is included in discontinued operations. Restructuring charges include impairment charges on property, plant, and equipment of $1.1 million related to equipment used for activities which were eliminated pursuant to our restructuring and $1.0 million of lease costs related to excess office space. We expect to record additional restructuring charges of approximately $1.6 million related to severance, termination benefits and outplacement support, as we complete final activities associated with this restructuring. We anticipate paying most employee termination costs during the first half of 2013.

The details of our restructuring accrual and activity are as follows:

(In thousands of U. S. dollars)	Employee Termination costs[1]	Asset Write-downs	Contract Termination costs[2]	Total
Restructuring charge	$ 13,016	$ -	$ 834	$ 13,850
Foreign exchange	20	-	-	20
Cash payments	(13,243)	-	(718)	(13,961)
Discontinued operations	1,561	1,056	463	3,080
Non-cash portion	-	(1,056)	-	(1,056)
Balance at December 31, 2012	$ 1,354	$ -	$ 579	$ 1,933

[1] Costs include severance, termination benefits, and outplacement support.
[2] Costs include lease costs related to excess office space.

11. CONTINGENT CONSIDERATION

On October 1, 2009, we divested the Eligard® product line as part of the sale of all of the shares of our U.S. subsidiary, QLT USA, to Tolmar for up to an aggregate $230.0 million plus cash on hand of $118.3 million. Pursuant to the stock purchase agreement, we received $20.0 million on closing and $10.0 million on October 1, 2010 and we are entitled to future consideration payable on a quarterly basis in amounts equal to 80% of the royalties paid under the license agreement with Sanofi Synthelabo Inc. for the commercial marketing of Eligard in the U.S. and Canada, and the license agreement with MediGene Aktiengesellschaft which, effective March 1, 2011, was assigned to Astellas Pharma Europe Ltd., for the commercial marketing of Eligard in Europe. The estimated fair value of these expected future quarterly payments is reflected as Contingent Consideration on our Consolidated Balance Sheet. We are entitled to these payments until the earlier of our receipt of the additional $200.0 million or October 1, 2024. As of December 31, 2012, we had received an aggregate $123.3 million of contingent consideration. We expect to receive the remaining $76.7 million on a quarterly basis, over the next two to three years.

On September 24, 2012, we completed the sale of our Visudyne® business to Valeant. Pursuant to the Valeant Agreement, we received a payment of $112.5 million at closing (of which $7.5 million is held in escrow) and we are also eligible to receive additional amounts following the achievement of certain milestones, including: (i) $5.0 million upon receipt of the registration required for commercial sale of the Qcellus lasers (the "Laser Registration") in the United States by December 31, 2013, $2.5 million if the Laser Registration has been obtained after December 31, 2013 but before January 1, 2015, and $0 if the Laser Registration is obtained thereafter; (ii) up to $5.0 million in each calendar year commencing January 1, 2013 (up to a maximum of $15.0 million in the aggregate) for annual net royalties exceeding $8.5 million pursuant to the Amended and Restated PDT Product Development, Manufacturing and Distribution Agreement with Novartis (the "Novartis Agreement") or from other third-party sales of Visudyne outside of the United States; and (iii) a royalty on net sales attributable to new indications for Visudyne, if any should be approved by the FDA. We currently expect to receive $5.0 million of contingent consideration related to Laser Registration in 2013. The estimated fair value of the contingent consideration related to net royalties pursuant to the Novartis Agreement is based on historical sales, pricing, and foreign exchange data as well as expected competition and current exchange rates. The estimated fair value of the contingent payments relating to sale of Visudyne is also reflected as Contingent Consideration on our Consolidated Balance Sheet.

The above contingent consideration payments relating to both the sale of QLT USA and the sale of our Visudyne business are not generated from a migration or continuation of activities and therefore are not direct cash flows of the divested business. We have not had any continuing significant involvement with the above businesses following their sale other than our provision of certain transition services to Valeant pursuant to the Transition Services Agreement. See Note 14 - Financial Instruments and Concentration of Credit Risk.

12. INCOME TAXES

Loss from continuing operations before income taxes was as follows:

(In thousands of U.S. dollars)	2012	2011	2010
Canada	$ (46,272)	$ (30,414)	$ (6,767)
United States	108	236	(377)
Loss from continuing operations before income taxes	$ (46,164)	$ (30,178)	$ (7,144)

The components of the recovery of (provision for) income taxes were as follows:

(In thousands of U.S. dollars)	2012	2011	2010
Canada	$ 4,205	$ (1,421)	$ (2,358)
United States	(305)	220	232
Recovery of (provision for) income taxes	$ 3,900	$ (1,201)	$ (2,126)

(In thousands of U.S. dollars)	2012	2011	2010
Current income taxes	$ 5,347	$ 218	$ 7,628
Deferred income taxes	(1,447)	(1,419)	(9,754)
Recovery of (provision for) income taxes	$ 3,900	$ (1,201)	$ (2,126)

Differences between our statutory income tax rates and our effective income tax rates applied to the pre-tax income consisted of the following:

(In thousands of U.S. dollars, except as noted)	2012	2011	2010
Loss from continuing operations before income taxes	$ (46,164)	$ (30,178)	$ (7,144)
Canadian statutory tax rates	25.00%	26.50%	28.50%
Expected income tax recovery	$ 11,541	$ 7,997	$ 2,036
Net increase in valuation allowance	(10,127)	(12,509)	(8,853)
Non-taxable portion of capital gains	1,083	1,401	2,576
Tax recovery of undistributed earnings of affiliates	2	-	-
Foreign tax rate differences	(16)	(31)	43
Investment tax credits	2,249	3,245	2,412
Stock options	(794)	(564)	(366)
Future tax rate reductions	1	(583)	143
Other	(39)	(157)	(117)
Recovery of (provision for) income taxes	$ 3,900	$ (1,201)	$ (2,126)

The recovery for income taxes for the year ended December 31, 2012 of $3.9 million, related primarily to recognition of the tax benefit of our operating losses from continuing operations. As a result of the sale of our Visudyne® business to Valeant in the year, we benefited a portion of our operating losses from continuing operations. The tax provision for income taxes on discontinued operations for the years ended December 31, 2012 of $5.8 million, primarily related to recognition of the tax cost of utilizing the tax shield associated with our operating losses realized in continuing operations and also reflected that substantially all of the remaining balance of the tax impact of the gain on sale from discontinued operations was offset by tax basis and other tax attributes which previously had a valuation allowance. See Note 13 – Discontinued Operations and Assets Held For Sale.

In contrast to the above-mentioned current period recovery which reflected the benefiting of a portion of our operating losses as a result of the gain on the sale of our Visudyne® business, the provision for income taxes for the years ended December 31, 2011 and 2010 of $1.2 million and $2.1 million, respectively, reflected that insufficient evidence existed to support current or future realization of the tax benefits associated with our development expenditures and related primarily to a drawdown of the tax asset associated with the current period gain on the fair value change of the contingent consideration.

As insufficient evidence exists to support current or future realization of the tax benefits associated with the vast majority of our prior period operating expenditures, the benefit of certain tax assets was not recognized in the years ended December 31, 2012, 2011 and 2010.

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant components of the deferred income tax assets and deferred income tax liabilities are presented below:

(In thousands of U.S. dollars)	2012	2011
Deferred tax assets		
Net operating loss carryforwards	$ 32,376	$ 24,547
Contingent consideration	693	1,739
Research and development tax credit carryforwards	9,219	6,150
Capital loss carryforwards	35,615	35,723
Depreciable and amortizable assets	2,294	10,090
Provision for excess and non-completion of inventory	-	3,315
Other temporary differences	651	1,602
Total gross deferred income tax assets	$ 80,848	$ 83,166
Less: valuation allowance	(78,590)	(80,465)
Total deferred income tax assets	$ 2,258	$ 2,701
Less: current portion	(644)	(1,351)
Net long-term portion of deferred income tax assets	$ 1,614	$ 1,350
Deferred tax liabilities		
Tax cost of undistributed earnings	(22)	(27)
Contingent consideration	(1,244)	-
Total deferred income tax liabilities	$ (1,266)	$ (27)
Net deferred income tax assets	$ 992	$ 2,674

At December 31, 2012, our valuation allowance decreased primarily as a result of the utilization of certain of our tax attributes in connection with the realization of a gain on the sale of our Visudyne business to Valeant. The valuation allowance is reviewed periodically and if the assessment of the "more likely than not" criterion changes, the valuation allowance is adjusted accordingly. There may be limitations on the utilization of our accumulated net operating losses and federal and state tax credit carryforwards as a result of changes in control that have occurred. There may also be an inability to utilize a significant amount of our accumulated net operating losses, capital loss carryforwards and federal and state tax credit carryforwards to the extent future changes in control occur for tax purposes.

At December 31, 2012, we had approximately $107.4 million of total operating loss carryforwards, $73.7 million of which relate to Canada and the balance of $33.7 million relate to our U.S. subsidiaries. The loss carryforwards expire at various dates through 2032. We also had approximately $9.2 million of federal and state research and development credits available for carryforward of which approximately $1.4 million were generated by our U.S. subsidiaries. The research and development credit carryforwards expire at various dates through 2032. We also had approximately $282.7 million of capital loss carryforwards which carryforward indefinitely. The deferred tax benefit of these loss carryforwards and research and development credits is ultimately subject to final determination by taxation authorities.

The following table summarizes the activity related to our unrecognized tax benefits:

(In thousands of U.S. dollars)	2012	2011	2010
Balance as at January 1	$ 1,732	$ 1,687	$ 1,489
Increases related to current year tax positions	-	-	-
Changes in tax positions of a prior period	143	45	198
Settlements	-	-	-
Lapse of Statute of Limitations	-	-	-
Balance as at December 31	$ 1,875	$ 1,732	$ 1,687

The total amount of unrecognized tax benefits at December 31, 2012 that, if recognized, would not impact the effective tax rate is $1.9 million.

We recognize potential accrued interest and penalties related to unrecognized tax benefits within our income tax provision. Only an inconsequential amount of interest and penalties has been accrued and is included as a component of the uncertain tax position liabilities.

We do not currently expect any significant increases or decreases to our unrecognized tax benefits within 12 months of the reporting date.

QLT Inc. and its subsidiaries file income tax returns and pay income taxes in jurisdictions where we believe we are subject to tax. In jurisdictions in which QLT Inc. and its subsidiaries do not believe we are subject to tax and therefore do not file income tax returns, we can provide no certainty that tax authorities in those jurisdictions will not subject one or more tax years (since inception of QLT Inc. or its subsidiaries) to examination. Further, while the statute of limitations in each jurisdiction where an income tax return has been filed generally limits the examination period, as a result of loss carryforwards, the limitation period for examination generally does not expire until several years after the loss carryforwards are utilized. Other than routine audits by tax authorities for tax credits and tax refunds that we claim, we are not aware of any other material income tax examination currently in progress by any taxing jurisdiction. Our major tax jurisdictions are Canada and the U.S. With few exceptions, QLT Inc. and its subsidiaries should not be subject to Canadian income tax examinations in respect of taxation years before 2008 and U.S. income tax examinations in respect of taxation years before 2009.

13. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

As a result of our comprehensive business and portfolio review in July 2012, we announced a new corporate strategy and plans to restructure our operations in order to concentrate our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with this strategic restructuring of the Company, we engaged a financial advisor to explore the sale of our punctal plug drug delivery system technology and to determine whether to divest our business related to our commercial product, Visudyne®. On September 24, 2012, we completed the sale of our Visudyne business to Valeant pursuant to the Valeant Agreement. Under the terms of the Valeant Agreement, we received a payment of $112.5 million at closing and are also eligible to receive additional amounts of up to $5.0 million in contingent payments relating to Laser Registration, up to $15.0 million in contingent payments relating to royalties on sales of Visudyne under the Novartis Agreement or from other third party sales of Visudyne outside of the U.S. and a royalty on net sales of new indications for Visudyne, if any should be approved. The Valeant Agreement provides that $7.5 million of the purchase price will be held in escrow for one year following the closing date to satisfy indemnification claims that Valeant may have under the Valeant Agreement. This amount is reflected as Restricted Cash on our Consolidated Balance Sheet. Following the divestiture, we will not have significant continuing involvement in the operations or cash flows of the Visudyne business. Most of the transition services related activities will be completed by early 2013.

We are currently actively looking to sell our punctal plug drug delivery technology and expect to complete the divestiture within a period of one year. On December 24, 2012, we entered into an exclusive option agreement with Mati, under which we granted Mati a 90-day option to acquire assets related to our PPDS technology in exchange for $0.5 million. We are recognizing the $0.5 million over the 90 day option term in discontinued operations as we have a continuing performance obligation under the option agreement to maintain the related intellectual property. The option may be extended by Mati for up to three successive 30-day periods upon payment of an additional $0.1 million for each extension. Should Mati exercise the option, we will enter into an asset purchase agreement with Mati and we will be entitled to a closing payment of approximately $0.8 million, certain milestone payments and a low single digit royalty on world-wide net sales of all products using or developed from the Technology.

In accordance with the accounting standard for discontinued operations, the results of operations relating to both our punctal plug drug delivery system technology and our Visudyne business have been excluded from continuing operations and reported as discontinued operations for all periods presented. In addition, the related long-lived assets have been reclassified as held for sale in the Consolidated Balance Sheets as of December 31, 2012 and 2011.

The following assets were segregated and included in assets held for sale in the Consolidated Balance Sheet as at December 31, 2012 and 2011, and relate to our punctal plug drug delivery system technology and to Visudyne:

(In thousands of U.S. dollars)	December 31, 2012	December 31, 2011
Assets held for sale		
Inventories, net of provisions [1]	$ -	$ 13,057
Property, plant and equipment	300	1,433
	$ 300	$ 14,490

[1] Included in the balance as at December 31, 2011 were provisions for excess inventory of $11.1 million and for non-completion of inventory of $2.2 million.

Operating results of our punctal plug drug delivery system technology and our Visudyne business included in discontinued operations are summarized as follows:

(In thousands of U.S. dollars)	2012	2011	2010
Total revenues	$ 25,475	$ 42,228	$ 44,697
Write-down of assets held for sale (Note 10)	1,056	-	-
Operating pre-tax (loss) income	(7,642)	2,576	506
Gain on sale of discontinued operations [1]	101,412	-	-
Pre-tax income [2]	93,770	2,576	506
Provision for income taxes (Note 12)	(5,807)	(1,613)	(8,775)
Net income (loss) from discontinued operations	$ 87,963	$ 963	$ (8,269)

[1] Relates to the sale of our Visudyne business to Valeant for which we received a payment of $112.5 million at closing. Included in the gain on sale of discontinued operations was the fair value of the contingent consideration of $5.4 million less the related inventory sold to Valeant of $12.9 million and closing costs of $3.6 million.

[2] Included in the years ended December 31, 2012, 2011 and 2010, was $18.8 million, $19.1 million and $21.0 million, respectively, of pre-tax loss related to our punctal plug delivery system technology.

14. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

We have various financial instruments that must be measured under the fair value standard including cash and cash equivalents, restricted cash, contingent consideration and, from time to time, forward currency contracts. Our financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy.

The following tables provide information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012 and 2011 and indicate the fair value hierarchy of the valuation techniques we utilized to determine such fair value:

(In thousands of U.S .dollars)	Carrying Value December 31, 2012	Fair Value Measurements at December 31, 2012 Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 307,384	$ 307,384	$ -	$ -
Restricted cash	7,500	7,500	-	-
Contingent consideration[(1)]	76,409	-	-	76,409
Total	$ 391,293	$ 314,884	$ -	$ 76,409

(In thousands of U.S .dollars)	Carrying Value December 31, 2011	Fair Value Measurements at December 31, 2011 Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 205,597	$ 205,597	$ -	$ -
Contingent consideration[(1)]	99,947	-	-	99,947
Total	$ 305,544	$ 205,597	$ -	$ 99,947

[(1)] To estimate the fair value of contingent consideration at December 31, 2012, we used a discounted cash flow model based on estimated timing and amount of future cash flows, discounted using a cost of capital of 8% for the contingent consideration related to the Eligard and Visudyne royalties and 3.5% for the contingent consideration related to the Laser Registration, determined by management after considering available market and industry information. To estimate the fair value of contingent consideration related to the sale of QLT USA at December 31, 2011, we used a cost of capital of 9%. Future cash flows were estimated by utilizing external market research to estimate market size, to which we applied market share, pricing and foreign exchange assumptions based on historical sales data, expected competition and current exchange rates. If the discount rate were to increase by 1%, the contingent consideration related to the sale of QLT USA would decrease by $0.7 million, from $71.2 million to $70.5 million and the contingent consideration related to the sale of our Visudyne business would decrease by a negligible amount. If estimated future sales of Eligard were to decrease by 10%, the contingent consideration related to the sale of QLT USA would decrease by $0.5 million, from $71.2 million to $70.7 million. If estimated future sales of Visudyne were to decrease by 10%, the contingent consideration related to the sale of our Visudyne business would decrease by $0.6 million, from $5.2 million to $4.6 million.

The following table represents a reconciliation of our asset (contingent consideration) measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

(In thousands of U.S. dollars)	Level 3 Related to sale of QLT USA	Related to sale of Visudyne	Total
Balance at January 1, 2011	$ 130,589	$ -	$ 130,589
Transfers to Level 3	-	-	-
Settlements	(40,720)	-	(40,720)
Fair value change in contingent consideration	10,078	-	10,078
Balance at December 31, 2011	$ 99,947	$ -	$ 99,947
Transfers / additions to Level 3	-	5,364	5,364
Settlements	(37,117)	-	(37,117)
Fair value change in contingent consideration	8,365	(150)	8,215
Balance at December 31, 2012	$ 71,195	$ 5,214	$ 76,409[(1)]

[(1)] Comprised of $41.3 million as current portion of contingent consideration and $35.2 million as long-term portion of contingent consideration on the Consolidated Balance Sheet.

As of each of December 31, 2012 and 2011, we had no outstanding forward foreign currency contracts.

Other financial instruments that potentially subject us to concentration of credit risk include our cash, cash equivalents, restricted cash, accounts receivable and contingent consideration. To limit our credit exposure in regards to cash and cash equivalents, we deposit our cash with high quality financial institutions and the primary goals of our treasury policy are capital preservation and liquidity. Our treasury policy limits investments to certain money market securities issued by governments, financial institutions and corporations with investment-grade credit ratings, and places restrictions on maturities and concentration by issuer.

15. COMMITMENTS AND GUARANTEES

In conjunction with the sale of our land and building on August 29, 2008, we entered into a five-year operating lease with Discovery Parks for office and laboratory space. We have two options to renew this lease for an additional five years each, at the greater of the current contractual lease rate or the fair market value at the time of each renewal.

We are committed to pay a portion of the actual operating expenses under our lease agreements for office space. These operating expenses are not included in the table below. Estimated operating lease payments for office space, motor vehicles and office equipment payable over the next five years are as follows:

(In thousands of U.S. dollars) Year ending December 31,	
2013	$ 1,338
2014	82
2015	71
2016	-
2017 and thereafter	-
Total[(1)]	$ 1,491

[(1)] $0.3 million related to excess office space is included as restructuring costs within discontinued operations. See Note 10 – Restructuring Charges.

Rent expense amounted to $2.2 million in 2012, $2.2 million in 2011, and $2.0 million in 2010.

In connection with the sale of assets and businesses, we provided indemnities with respect to certain matters, including product liability, patent infringement, contractual breaches and misrepresentations, and we provide other indemnities to third parties under the clinical trial, license, service, supply and other agreements that we enter into in the normal course of our business. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claims periods and other restrictions and limitations. As at December 31, 2012, no amount has been accrued in relation to indemnities.

Milestone and Royalty Obligations
We have committed to make potential future milestone payments to third parties as part of our various licensing, development and purchase agreements. Payments under these arrangements generally become due and payable only upon achievement of certain development, regulatory or commercial milestones. The achievement of these milestones has not occurred as of December 31, 2012 and has not been recorded in our financial statements.

QLT091001. Under the terms of a co-development agreement we entered into with Retinagenix LLC ("Retinagenix") in April 2006, we obtained an exclusive, worldwide license and sub-license under certain intellectual property rights owned or controlled by Retinagenix related to the synthetic retinoid compound under development, and are responsible for using commercially reasonable and diligent efforts to develop and commercialize in certain major markets and other markets as we reasonably determine, one or more products covered by the licensed rights or developed using such licensed rights for use in diagnosing, treating or preventing certain human diseases and conditions. Pursuant to the agreement, we have agreed to pay, in the case of the first target indication for such products, $1.0 million upon initiation of the first pivotal trial and up to a total of an additional $11.5 million upon the achievement of other specified development or regulatory milestones and, for each of up to two additional indications, up to a total of $9.0 million upon achievement of specified development or regulatory milestones. If we commercialize such products, we will also pay Retinagenix royalties of between 4% and 6% of net sales, subject to reduction under certain specified circumstances. Retinagenix is also eligible to receive up to a total of $15.0 million upon achievement of specified cumulative sales milestones for such products.

Punctal Plug Drug Delivery System. We acquired the punctal plug drug delivery technology as a result of the acquisition of ForSight Newco II, Inc. ("ForSight") by our U.S. subsidiary, 3088923, Inc., pursuant to the terms of a merger agreement dated October 8, 2007. Under the terms of the merger agreement, we have agreed to use commercially reasonable efforts to develop and commercialize in certain major markets a specified number of punctal plug products claimed under the patents we acquired in the ForSight acquisition and from which pharmaceutical preparations are delivered to the eye. We have also agreed to pay the former ForSight stockholders certain milestones, royalties and other payments, dependant upon development and commercialization success and certain other transactions involving the punctal plug products. On December 24, 2012, we entered into an exclusive option agreement with Mati pursuant to which we granted Mati a 90-day option to acquire assets related to our punctal plug delivery system, including an assignment of our rights and obligations under the merger agreement with ForSight described above, in exchange for $0.5 million.

16. SEGMENT INFORMATION

We operate in one industry segment, which is the business of developing, manufacturing, and commercializing opportunities in ophthalmology. Our chief operating decision makers review our operating results on a company-wide basis and manage our operations as a single operating segment. Our segment information does not include the results of businesses classified as discontinued operations.

Our property, plant and equipment is all located in Canada.

17. CONTINGENCIES

From time to time we are involved in legal proceedings arising in the ordinary course of business. There are currently no material pending legal proceedings.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified and in accordance with the SEC's rules and forms and is accumulated and communicated to management, including the Board of Directors' Executive Transition Committee, which functions as our principal executive officer, and Interim Chief Financial Officer. Our principal executive and financial officers have evaluated our disclosure controls and procedures as of the end of the period covered by this Annual Report and concluded that our disclosure controls and procedures were effective in timely alerting them to material information required to be included in our periodic SEC reports.

It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. However, our Executive Transition Committee (functioning as our principal executive officer) and Interim Chief Financial Officer have concluded that our disclosure controls and procedures are effective under circumstances where our disclosure controls and procedures should reasonably be expected to operate effectively.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the U.S. Securities Exchange Act of 1934, Rules 13a-15(f). Under the supervision and with the participation of our management, including the Board of Directors' Executive Transition Committee, which functions as our principal executive officer, and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Deloitte LLP, the independent registered chartered accountants that audited our December 31, 2012 consolidated annual financial statements, has issued an attestation report on our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of QLT Inc.

We have audited the internal control over financial reporting of QLT Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the three years ended December 31, 2012 of the Company and our report dated February 21, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE LLP

Independent Registered Chartered Accountants

Vancouver, Canada
February 21, 2013

Item 9B. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by this Item will be contained in our Proxy Statement, which we intend to file within 120 days following our fiscal year end, December 31, 2012, and such information is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

The information called for by this Item will be contained in our Proxy Statement, which we intend to file within 120 days following our fiscal year end, December 31, 2012, and such information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this Item will be contained in our Proxy Statement, which we intend to file within 120 days following our fiscal year end, December 31, 2012, and such information is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by this Item will be contained in our Proxy Statement, which we intend to file within 120 days following our fiscal year end, December 31, 2012, and such information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by this Item will be contained in our Proxy Statement, which we intend to file within 120 days following our fiscal year end, December 31, 2012, and such information is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements

(i) The following financial statement documents are included as part of Item 8 to this Form 10-K.

Report of Independent Registered Chartered Accountants
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Comprehensive Income (loss)
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Shareholders' Equity
Notes to the Consolidated Financial Statements

(ii) Schedules required by Article 12 of Regulation S-X:

Except for Schedule II – Valuation and Qualifying Accounts, all other schedules have been omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

Schedule II - Valuation and Qualifying Accounts for the Years ended December 31, 2012, 2011 and 2010.

Deferred tax asset valuation allowance
(In thousands of U.S. dollars)

Year	Balance at beginning of year	Additions charged to costs and expenses	Write-offs and provision reduction	Balance at end of year
2012	$ 80,465	$ 10,273	$ (12,148)	$ 78,590
2011	68,346	13,689	(1,570)	80,465
2010	58,669	17,540	(7,863)	68,346

Exhibits

The exhibits filed with this Report are set forth in the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 21, 2013

QLT INC.

By: /s/ Jeffrey Meckler
Jeffrey Meckler, Chairman, Executive Transition Committee
(Principal Executive Officer)

By: /s/ Sukhi Jagpal
Sukhi Jagpal, Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That the undersigned officers and directors of QLT Inc. do hereby constitute and appoint Jeffrey Meckler and Sukhi Jagpal, and each of them, the lawful attorney and agent or attorneys and agents with power and authority to do any and all acts and things and to execute all instruments which said attorneys and agents, or either of them, determine may be necessary or advisable or required to enable QLT Inc. to comply with the Securities Exchange Act of 1934, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Form 10-K Annual Report. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Form 10-K or amendments or supplements thereto, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents or either of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Jeffrey Meckler Jeffrey Meckler	Director and Chairman of the Executive Transition Committee (Principal Executive Officer)	February 21, 2013
/s/ Sukhi Jagpal Sukhi Jagpal	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	February 21, 2013
/s/ Jason M. Aryeh Jason M. Aryeh	Chairman of the Board of Directors and Director	February 21, 2013
/s/ Vicente Anido, Jr. Vicente Anido, Jr.	Director	February 21, 2013
/s/ Geoffrey F. Cox Geoffrey F. Cox	Director	February 21, 2013
/s/ John Kozarich John Kozarich	Director	February 21, 2013
/s/ Stephen Sabba Stephen Sabba	Director	February 21, 2013
/s/ John C. Thomas, Jr. John C. Thomas, Jr.	Director	February 21, 2013

Exhibit Index

The exhibits listed below are filed as part of this Report. References under the caption "Location" to exhibits or other filings indicate that the exhibit or other filing has been filed, that the indexed exhibit and the exhibit or other filing referred to are the same and that the exhibit or other filing referred to is incorporated by reference. Management contracts and compensatory plans or arrangements filed as exhibits to this Report are identified by an asterisk. The Commission file number for our Exchange Act filings referenced below is 0-17082.

Exhibit	Description	Location
2.3	Agreement and Plan of Merger dated October 8, 2007 by and among QLT Inc., 3088923, Inc., ForSight Newco II, Inc. and the Stockholders Representatives named therein.(1)	Exhibit 2.1 to the Company's Current Report on Form 8-K dated October 8, 2007 and filed with the Commission on October 11, 2007.
2.4	Purchase Agreement dated June 6, 2008 by and between QLT USA, Inc. and Allergan Sales, LLC.	Exhibit 2.1 to the Company's Current Report on Form 8-K dated June 6, 2008 and filed with the Commission on June 10, 2008.
2.5	Stock Purchase Agreement dated October 1, 2009 between QLT Inc. and TOLMAR Holding, Inc.	Exhibit 2.1 to the Company's Current Report on Form 8-K dated October 1, 2009 and filed with the Commission on October 7, 2009.
3.0	Articles of QLT Inc. dated May 25, 2005.	Exhibit 3.2 to the Company's Current Report on Form 8-K dated May 25, 2005 and filed with the Commission on June 1, 2005.
4.1	Shareholder Rights Plan Agreement, as amended and restated, dated April 8, 2005 between QLT Inc. and ComputerShare Trust Company of Canada.	Exhibit 4.1 to the Company's Current Report on Form 8-K dated April 8, 2005 and filed with the Commission on April 13, 2005.
4.2	Registration Rights Agreement, as amended and restated, dated December 17, 2004 by and among QLT Inc., Elan International Services, Ltd. and Elan Pharmaceutical Investments III, Ltd.	Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
10.5*	1998 QLT Incentive Stock Option Plan.	Exhibit 10.68 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
10.6*	2000 QLT Incentive Stock Option Plan (as amended in 2002); (formerly numbered 10.70).	Exhibit to the Company's Registration Statement on Form S-8 filed with the Commission on September 20, 2002.
10.23*	Deferred Share Unit Plan For Non-Employee Directors.	Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
10.24*	Change of Control Agreement dated August 8, 2005 between QLT Inc. and Cameron Nelson.	Exhibit 10.34 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
10.26*	Employment Agreement dated September 26, 2005 between QLT Inc. and Robert L. Butchofsky.	Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10.27*	Change of Control Agreement dated September 26, 2005 between QLT Inc. and Robert L. Butchofsky.	Exhibit 10.36 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
10.38	Settlement Agreement dated March 2, 2007 between QLT Inc. and Massachusetts Eye and Ear Infirmary.(1)	Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Exhibit	Description	Location
10.44	QLT Guarantee dated June 6, 2008.	Exhibit 10.44 to the Company's Current Report on Form 8-K dated June 6, 2008 and filed with the Commission on June 10, 2008.
10.45	Sale and Purchase Agreement dated May 15, 2008 by and among QLT Inc., 560677 B.C. Ltd., 630321 B.C. Ltd. and Discovery Parks Holdings Inc. as amended by each of: an Amending Agreement dated July 4, 2008 by and among QLT Inc., 560677 B.C. Ltd., 630321 B.C. Ltd. and Discovery Parks Holdings Inc., an Amended and Restated Sale and Purchase Agreement dated July 11, 2008 by and among QLT Inc., 560677 B.C. Ltd., 630321 B.C. Ltd. and Discovery Parks Holdings Inc., a Third Amending Agreement dated July 16, 2008 by and among QLT Inc., 560677 B.C. Ltd., 630321 B.C. Ltd. and Discovery Parks Holdings Inc., a Fourth Amending Agreement dated July 18, 2008 by and among QLT Inc., 560677 B.C. Ltd., 630321 B.C. Ltd. and Discovery Parks Holdings Inc., a Fifth Amending Agreement dated July 23, 2008 by and among QLT Inc., 560677 B.C. Ltd., 630321 B.C. Ltd. and Discovery Parks Holdings Inc., a Sixth Amending Agreement dated July 25, 2008 by and among QLT Inc., 560677 B.C. Ltd., 630321 B.C. Ltd. and Discovery Parks Holdings Inc., a Second Amended and Restated Sale and Purchase Agreement dated July 30, 2008 by and among QLT Inc., 560677 B.C. Ltd., 630321 B.C. Ltd. and Discovery Parks Holdings Inc. and an Eighth Amending Agreement dated August 7, 2008 by and among QLT Inc., 560677 B.C. Ltd., 630321 B.C. Ltd. and Discovery Parks Holdings Ltd.	Exhibit 10.45 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.48	Amended and Restated PDT Product Development, Manufacturing and Distribution Agreement dated October 16, 2009 between QLT Inc. and Novartis Pharma AG.	Exhibit 10.48 to the Company's Current Report on Form 8-K dated October 16, 2009 and filed with the Commission on October 22, 2009.
10.49*	2000 QLT Incentive Stock Option Plan (as amended and restated effective May 5, 2009).	Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on October 14, 2009.
10.54	Co-Development Agreement dated effective as of April 4, 2006 by and between QLT Inc. and Retinagenix, LLC, as amended by letter agreements dated August 10, 2006, September 11, 2008 and October 20, 2010 between QLT Inc. and Retinagenix, LLC. (1)	Exhibit 10.54 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010.
10.55*	Employment Agreement dated September 14, 2010 between QLT Inc. and Suzanne M. Cadden.	Exhibit 10.55 to the Company's Current Report on Form 8-K dated September 14, 2011 and filed with the Commission on September 19, 2011.
10.56*	Change of Control Agreement dated September 15, 2011 between QLT Inc. and Suzanne M. Cadden.	Exhibit 10.56 to the Company's Current Report on Form 8-K dated September 14, 2011 and filed with the Commission on September 19, 2011.
10.57*	Employment Agreement between QLT Ophthalmics, Inc. and Christopher A. Muller dated April 13, 2012 and effective April 16, 2012.	Exhibit 10.57 to the Company's Current Report on Form 8-K dated April 16, 2012 and filed with the Commission on April 16, 2012.

Exhibit	Description	Location
10.58*	Change of Control Agreement between QLT Ophthalmics, Inc. and Christopher A. Muller dated April 13, 2012 and effective April 16, 2012.	Exhibit 10.58 to the Company's Current Report on Form 8-K dated April 16, 2012 and filed with the Commission on April 16, 2012.
10.59*	Letter Agreement between the Company and Robert Butchofsky dated August 1, 2012	Exhibit 10.59 to the Company's Current Report on Form 8-K dated July 27, 2012 and filed with the Commission on August 2, 2012.
10.60*	Letter Agreement between the Company and Cameron Nelson dated July 27, 2012.	Exhibit 10.60 to the Company's Current Report on Form 8-K dated July 27, 2012 and filed with the Commission on August 2, 2012.
10.61*	Letter Agreement between the Company and Linda Lupini dated August 2, 2012.	Exhibit 10.61 to the Company's Current Report on Form 8-K dated July 27, 2012 and filed with the Commission on August 2, 2012.
10.62*	Letter Agreement between QLT and Christopher Muller effective as of July 30, 2012.	Exhibit 10.62 to the Company's Current Report on Form 8-K dated July 27, 2012 and filed with the Commission on August 2, 2012.
10.63*	Addendum to Severance Letter between the Company and Linda Lupini, dated August 31, 2012.	Exhibit 10.63 to the Company's Current Report on Form 8-K dated August 31, 2012 and filed with the Commission on September 7, 2012.
10.64	Asset Purchase Agreement between the Company and Valeant dated September 21, 2012. (1)	Exhibit 10.65 to the Company's Current Report on Form 8-K dated September 21, 2012 and filed with the Commission on September 27, 2012.
10.65	Transition Services Agreement between the Company and Valeant dated September 24, 2012. (1)	Exhibit 10.65 to the Company's Current Report on Form 8-K dated September 21, 2012 and filed with the Commission on September 27, 2012.
10.66*	Letter Agreement between the Company and Suzanne Cadden dated October 24, 2012.	Exhibit 10.66 to the Company's Current Report on Form 8-K dated October 24, 2012 and filed with the Commission on October 29, 2012.
10.67*	Amended and Restated Employment Agreement between the Company and Sukhi Jagpal, dated as of November 5, 2012	Exhibit 10.67 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and filed with the Commission on November 7, 2012.
10.68	Option Agreement between the Company and Mati Therapeutics Inc., dated December 24, 2012. (1)	Exhibit 10.68 to the Company's Current Report on Form 8-K dated December 24, 2012 and filed with the Commission on December 31, 2012.
11	Statement re: computation of per share earnings.	Filed herewith.
21	Subsidiaries of QLT Inc.	Filed herewith.
23	Consent of Deloitte LLP.	Filed herewith.
31.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002: Jeffrey Meckler, Chairman of the Executive Transition Committee (Principal Executive Officer).	Filed herewith.
31.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002: Sukhi Jagpal, Interim Chief Financial Officer.	Filed herewith.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as	Filed herewith.

Exhibit	Description	Location
	adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002: Jeffrey Meckler, Chairman of the Executive Transition Committee (Principal Executive Officer).	
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002: Sukhi Jagpal, Interim Chief Financial Officer.	Filed herewith.
101.	The following financial statements from the QLT Inc. Quarterly Report on Form 10K for the year ended December 31, 2012, formatted in Extensible Business Reporting Language ("XBRL"): • consolidated balance sheets; • consolidated statements of operations; • consolidated statements of comprehensive loss; • consolidated statements of cash flows; • consolidated statements of changes in shareholders' equity; and notes to consolidated financial statements.	

Notes:

* *Denotes executive compensation plans or arrangements.*

(1) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for or grant of confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the "if converted" method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants, and convertible debt. Common shares issuable upon exercise of certain options and warrants are not used in the calculation for the years ended December 31, 2008 to 2012, as the effect would be anti-dilutive.

	Year ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars except per share information)				
(Loss) income from continuing operations	$ (42,264)	$ (31,379)	$ (9,270)	$ (7,645)	$ 1,367
Income (loss) from discontinued operations, net of income tax	87,962	963	(8,269)	107,079	133,524
Net income (loss) available to common shareholders	$ 45,698	$ (30,416)	$ (17,539)	$ 99,434	$ 134,891
Basic net income (loss) per common share					
Continuing operations	$ (0.84)	$ (0.63)	$ (0.18)	$ (0.13)	$ 0.02
Discontinued operations	1.75	0.02	(0.15)	1.90	1.79
Net income (loss)	$ 0.91	$ (0.61)	$ (0.33)	$ 1.77	$ 1.81
Diluted net income (loss) per common share					
Continuing operations	$ (0.84)	$ (0.63)	$ (0.18)	$ (0.13)	$ 0.07
Discontinued operations	1.75	0.02	(0.15)	1.90	1.64
Net income (loss)	$ 0.91	$ (0.61)	$ (0.33)	$ 1.77	$ 1.71
Weighted average number of common shares outstanding (in thousands)	50,112	50,105	52,382	56,194	74,620
Diluted weighted average number of common shares outstanding (in thousands)	50,112	50,105	52,382	56,194	81,472

EXHIBIT 21

SUBSIDIARIES OF QLT Inc.

The following are the subsidiaries of QLT Inc. as of December 31, 2012, omitting those subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

QLT Plug Delivery, Inc., organized under the laws of Delaware.

QLT Therapeutics, Inc., organized under the laws of Delaware.

QLT Ophthalmics, Inc., organized under the laws of Delaware.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement Nos. 333-100070, 333-120657 and 333-162465 of QLT Inc. on Form S-8, No. 333-126606 on Form S-3, and No. 333-117342 on Form S-4 of our reports dated February 21, 2013, relating to the consolidated financial statements and financial statement schedule of QLT Inc. and the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of QLT Inc. for the year ended December 31, 2012.

/s/ DELOITTE LLP

Independent Registered Chartered Accountants

Vancouver, Canada
February 21, 2013

EXHIBIT 31.1

CERTIFICATION

I, Jeffrey Meckler, certify that:

1. I have reviewed this annual report on Form 10-K of QLT Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2013

/s/ Jeffrey Meckler
Jeffrey Meckler
Chairman, Executive Transition Committee
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Sukhi Jagpal, certify that:

1. I have reviewed this annual report on Form 10-K of QLT Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2013

/s/ Sukhi Jagpal
Sukhi Jagpal
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of QLT Inc. (the "Company"), on Form 10-K for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission (the "Report"), I, Jeffrey Meckler, Chairman, Executive Transition Committee and acting principal executive officer, hereby certify as of the date hereof, solely for purposes of 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Dated: February 21, 2013

/s/ Jeffrey Meckler
Jeffrey Meckler
Chairman, Executive Transition Committee
(Principal Executive Officer)
QLT Inc.

EXHIBIT 32.2

CERTIFICATION BY THE CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of QLT Inc. (the "Company"), on Form 10-K for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission (the "Report"), I, Sukhi Jagpal, Interim Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Dated: February 21, 2013

/s/ Sukhi Jagpal
Sukhi Jagpal
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)
QLT Inc.

(This page has been left blank intentionally.)

DIRECTORS

Jason M. Aryeh
Founder & Managing General Partner
JALAA Equities, LP

Vicente Anido, Jr., Ph.D.
Director
QLT Inc., Depomed, Inc. & Aerie Pharmaceuticals

Geoffrey F. Cox, Ph.D.
Partner
Red Sky Partners

John W. Kozarich, Ph.D.
Chairman and President
ActivX Biosciences, Inc.

Jeffrey A. Meckler
Managing Director
The Andra Group

Stephen L. Sabba, M.D.
Partner & Health Care Portfolio Manager
Knott Partners, LP

John C. Thomas, Jr.
Chief Financial Officer, Secretary & Director
CorMatrix Cardiovascular, Inc.

EXECUTIVE OFFICERS

Alexander R. Lussow
Senior Vice President, Business Development and Commercial Operations

Sukhi Jagpal
Chief Financial Officer

CORPORATE HEADQUARTERS

887 Great Northern Way, Suite 101
Vancouver, BC Canada V5T 4T5
T: 604-707-7000
F: 604-707-7001
www.qltinc.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
Vancouver, BC Canada V7X 1P4

TRANSFER AGENT & REGISTRAR

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1
T: 800-564-6253

ANNUAL MEETING

The 2013 annual meeting of stockholders will be held:

Friday, June 14, 2013 at
6:00 AM (Pacific)/9:00 AM (Eastern)
Delamar Greenwich Harbor
500 Steamboat Road
Greenwich, Connecticut, USA

MARKET FOR REGISTRANT'S COMMON EQUITY

QLT's common stock is traded in Canada on the Toronto Stock Exchange (TSX) under the symbol "QLT" and in the U.S. on the NASDAQ under the symbol "QLTI."

The closing price of our common stock on the TSX and on the NASDAQ on May 10, 2013 was CAD $8.07 and U.S. $7.95, respectively.

The number of record holders of our common stock on May 10, 2013 was 1,399.